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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 10

GENERAL FORM FOR REGISTRATION OF SECURITIES
PURSUANT TO SECTION 12(b) OR 12(g) OF
THE SECURITIES EXCHANGE ACT OF 1934

SUPERIOR ESSEX INC.
(Exact name of registrant as specified in its charter)

Delaware (State or other jurisdiction of incorporation or organization)	20-0282396 (I.R.S. Employer Identification No.)
150 Interstate North Parkway Atlanta, Georgia (Address of principal executive offices)	30339 (Zip Code)

Registrant's telephone number, including area code (770) 953-8338

Securities to be registered pursuant to Section 12(b) of the Act: None

Securities to be registered pursuant to Section 12(g) of the Act:

Title of each class
Common Stock, par value $.01 per share

        This registration statement contains forward-looking statements based on our current expectations, assumptions, estimates and projections about us and our industry that involve risks and uncertainties. These forward-looking statements are usually accompanied by words such as "believe," "anticipate," "plan," "seek," "expect," "intend" and similar expressions. Our actual results may differ materially from the results discussed in the forward-looking statements because of certain risks and uncertainties, including those discussed in Item 1 under the heading "Risk Factors." Forward-looking statements contained in this registration statement speak only as of the date on which they are made. We undertake no obligation to update publicly any forward-looking statements for any reason, even if new information becomes available or other events occur in the future.

        Unless otherwise indicated, all information contained in this registration statement assumes the issuance, as of November 10, 2003, the effective date of the plan of reorganization relating to the recent bankruptcy proceedings of Superior TeleCom Inc., of all of the securities to be issued by us under the terms of that plan. The plan of reorganization provided for the distribution of cash and securities to certain creditors of Superior TeleCom Inc. and its subsidiaries on the effective date of the plan of reorganization, or as soon thereafter as practicable. For a discussion of the plan of reorganization, see "Item 1. Business—Chapter 11 Filing and Reorganization."

Item 1. Business

General

        Superior Essex Inc., or SEI, a Delaware holding company, was recently formed to acquire and conduct the business formerly conducted by Superior TeleCom Inc., or Superior TeleCom, and its subsidiaries. We are one of the largest wire and cable manufacturers in North America. We manufacture wire and cable products for the communications, original equipment manufacturer, or OEM, and, prior to December 11, 2002, electrical markets. We are a leading manufacturer and supplier of communications wire and cable products to telephone companies, CATV companies, distributors and system integrators and magnet wire and insulation materials for motors, transformers and electrical controls. We also convert copper cathode to copper rod for sale to other wire and cable manufacturers. We operate 17 manufacturing facilities in the United States, United Kingdom and Mexico.

        When we use the terms "we," "us," "our" or similar words, unless the context otherwise requires, we are referring to SEI and its subsidiaries on and after November 10, 2003, the effective date of the plan of reorganization of Superior TeleCom and its subsidiaries discussed below. When we use the term "Superior TeleCom," unless the context otherwise requires, we are referring to Superior TeleCom and its subsidiaries and the businesses carried on by them prior to November 10, 2003.

        SEI's principal executive offices are located at 150 Interstate North Parkway, Atlanta, Georgia 30339 and its telephone number is (770) 953-8338.

Chapter 11 Filing and Reorganization

        On March 3, 2003, Superior TeleCom and certain of its U.S. subsidiaries filed voluntary petitions for relief under Chapter 11 of the United States Bankruptcy Code in the United States Bankruptcy Court for the District of Delaware. The Chapter 11 cases were jointly administered (Case No. 03-10607). Superior TeleCom managed its properties and operated its businesses as a "debtor-in-possession" under the jurisdiction of the Bankruptcy Court and in accordance with the applicable provisions of the Bankruptcy Code. Superior TeleCom's United Kingdom and Mexican operations were not included in the Chapter 11 filings.

        Superior TeleCom decided to file a reorganization proceeding because it had been experiencing continued liquidity shortfalls, which hampered its ability to meet interest and principal obligations on its long-term indebtedness. These shortfalls were primarily a result of both the overall global economic downturn and specific industry conditions, including reduced demand levels in the communications and magnet wire sectors caused by, among other things, substantial spending reductions by the regional Bell operating companies, sometimes referred to as RBOCs, and independent telephone operating companies.

        At the time of the Chapter 11 bankruptcy filing, Superior TeleCom had approximately $900 million of senior secured debt under a then existing senior credit facility and approximately $220 million of principal and accrued and unpaid interest under then existing senior subordinated notes. In addition, prior to the Chapter 11 filing, Superior TeleCom's operating activities were also financed through an accounts receivable securitization facility. On March 4, 2003, Superior TeleCom received interim Bankruptcy Court approval of $95 million of a $100 million debtor-in-possession, or DIP, credit facility for working capital needs and other general corporate purposes (including repayment of the accounts receivable securitization facility), and on May 16, 2003, Superior TeleCom received final Bankruptcy Court approval for the full $100 million DIP credit facility. A description of the DIP credit facility appears in "Item 2. Financial Information—Management's Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources."

        As part of Superior TeleCom's Chapter 11 proceedings, it filed its original Joint Plan of Reorganization and related disclosure statement on July 30, 2003. On August 28, 2003, Superior TeleCom filed an amended Joint Plan of Reorganization and disclosure statement. As further modified, the amended plan, which was the product of extensive discussion with certain of the largest holders of Superior TeleCom's senior secured debt and others, was confirmed by order of the Bankruptcy Court on October 22, 2003 and became effective on November 10, 2003. We sometimes refer to the amended Joint Plan of Reorganization as the "plan of reorganization."

        In accordance with the plan of reorganization, on November 10, 2003, the effective date of the plan, we acquired the business formerly conducted by Superior TeleCom and its subsidiaries, and Superior TeleCom and certain of its dormant subsidiaries were deemed dissolved and ceased to have continuing corporate existences, subject only to obligations under the plan of reorganization to satisfy allowed claims. Except as otherwise provided in the plan of reorganization, our new bank credit facility or any agreement, instrument or indenture relating thereto, on or after the effective date of the plan, all property of Superior TeleCom and its subsidiaries vested in SEI, free and clear of all liens, claims, charges or other encumbrances. On and after the effective date of the plan of reorganization, SEI began operating its business without supervision or approval by the Bankruptcy Court.

        The plan of reorganization provided for the following to occur as of the effective date of the plan (or as soon thereafter as practicable):

  •
  the distribution to Superior TeleCom's senior secured debt holders or their transferees of (1) 16,500,000 shares of common stock of SEI, representing 100% of the outstanding common stock of SEI, (2) 5,000,000 shares of series A non-convertible preferred stock of Superior Essex Holding Corp., or SEHC, SEI's direct subsidiary, which we refer to as the "series A preferred stock," and (3) $145 million principal amount of senior notes jointly issued by Superior Essex Communications LLC, or SEC-LLC, SEHC's direct subsidiary, and Essex Group, Inc., or EGI, SEHC's indirect subsidiary, having a five-year term, which we refer to as the "senior notes;"

  •
  the distribution to holders of Superior TeleCom's senior subordinated notes of warrants to purchase, until May 10, 2006, up to 868,421 shares of common stock of SEI at a price of $25.00 per share;

  •
  the payment of $3,000,000 in cash to holders of general unsecured claims against Superior TeleCom;

  •
  the consummation of a new $120 million senior secured revolving credit facility, which we sometimes refer to as the "exit facility," to (1) fund repayment of the DIP credit facility and certain expenses relating to the plan of reorganization, (2) provide for working capital needs, (3) fund debt service on the senior notes of SEC-LLC and EGI and SEHC's series A preferred stock and (4) provide for the issuance of letters of credit in connection with the operation of our business;

  •
  the cancellation of all pre-bankruptcy senior secured debt of Superior TeleCom;

  •
  the cancellation of all pre-bankruptcy senior subordinated notes of Superior TeleCom;

  •
  the cancellation of all 8 1/2% convertible subordinated debentures of Superior TeleCom, which had previously been distributed to holders of the 8 1/2% trust convertible preferred securities of Superior Trust I in liquidation of that trust;

  •
  the cancellation of all equity and debt interests held in Superior TeleCom by The Alpine Group, Inc., Superior TeleCom's former principal stockholder;

  •
  the cancellation of all outstanding shares of common stock of Superior TeleCom, as well as all options, warrants and related rights to purchase or otherwise receive shares of such common stock;

  •
  the ability to issue stock options and/or restricted stock for up to 1.8 million shares of common stock of SEI under SEI's Stock Incentive Plan, with the allocation of awards to be effected by SEI's board of directors following the effective date of the plan of reorganization; and

  •
  the implementation of equity awards to the independent directors of SEI as part of SEI's Stock Incentive Plan.

        For additional information concerning SEI's common stock, see "Item 11. Description of Registrant's Securities to be Registered—Common Stock." For additional information concerning the exit facility, the series A preferred stock of SEHC and the senior notes of SEC-LLC and EGI, see "Item 2. Financial Information—Management's Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources."

        We believe that the plan of reorganization enabled us to emerge from Chapter 11 with reduced leverage, an improved capital structure and sufficient access to working capital to allow us to continue as a viable and competitive enterprise. In addition, because Superior TeleCom made certain payments to "critical vendors" for pre-petition goods and services and continued to pay its trade debt on a timely basis for post-petition goods and services, in each case, during the pendency of the Chapter 11 cases, at the time of emergence, we have sufficient trade credit to operate our business in the ordinary course.

Organizational History

        We were incorporated under Delaware law in 2003 to acquire, pursuant to Superior TeleCom's plan of reorganization, and conduct the business formerly conducted by Superior TeleCom. Superior TeleCom was incorporated in July 1996 as a wholly-owned subsidiary of The Alpine Group, Inc. In October 1996, Alpine completed a reorganization whereby all of the issued and outstanding common stock of two of Alpine's wholly-owned subsidiaries, Superior Telecommunications Inc. and DNE Systems, Inc., was contributed to Superior TeleCom. Immediately thereafter, Superior TeleCom completed an initial public offering of its common stock, as a result of which Alpine's common stock ownership position in Superior TeleCom was reduced to approximately 50.1%. As a result of treasury stock repurchases, stock grants and other transactions, Alpine's common stock interest in Superior TeleCom at December 31, 2002 was 48.9%. The plan of reorganization provided for the cancellation of all outstanding shares of common stock of Superior TeleCom, including those held by Alpine, and Alpine has no equity ownership in SEI as of the effective date of the plan of reorganization.

Acquisitions and Dispositions

        In 1998 and 1999, Superior TeleCom acquired Essex International Inc. As a result of this acquisition, Superior TeleCom became the largest wire and cable manufacturer in North America and one of the largest wire and cable manufacturers in the world.

        In 1998, Superior TeleCom further expanded its international operations by acquiring a 51% controlling interest in Cables of Zion United Works, Ltd., an Israel-based cable and wire manufacturer whose primary products included fiber and copper communications wire and cable and power cable. During 1998 and 1999, Cables of Zion acquired two other wire and cable companies in Israel, Cvalim—The Electric Wire & Cable Company of Israel Ltd. and Pica Plast Limited. As a result of these acquisitions, Cables of Zion, which changed its name to Superior Cables Limited, became the largest wire and cable manufacturer in Israel with an approximate 80% market share. The operations of

Superior Cables Limited, including the acquired operations of Cvalim and Pica Plast, are sometimes referred to as "Superior Israel."

        On December 11, 2002, Superior TeleCom sold the following assets and securities to Alpine Holdco Inc., a newly formed subsidiary of Alpine: (1) substantially all of the assets, subject to related accounts payable and accrued liabilities (excluding, however, any secured debt), of Superior TeleCom's electrical wire business; (2) all of the outstanding shares of capital stock of DNE Systems, Inc., a manufacturer of multiplexers and other communications and electronic products; and (3) all of the outstanding shares of capital stock of Texas SUT Inc. and Superior Cable Holdings (1997) Ltd., which together owned approximately 47% of Superior Israel. This transaction is sometimes referred to as the "Electrical Sale." The purchase price for the Electrical Sale was approximately $85 million in cash, plus the issuance to Superior TeleCom of a warrant to purchase 19.9% of the common stock of Essex Electric Inc., a wholly-owned subsidiary of Alpine Holdco formed to own and operate the electrical wire business. On July 30, 2003, Superior TeleCom received notice of its right to invest in its pro rata share (19.9%) of a proposed equity offering of up to $2.4 million by Essex Electric. Superior TeleCom exercised its right and invested $500,000 in this offering. Superior TeleCom retained a 3% equity interest in Superior Israel, which SEI has succeeded to as a result of the plan of reorganization.

        During the year ended December 31, 2002, in order to align more closely productive capacity with current market demands and to reduce overall manufacturing costs, Superior TeleCom closed its communications segment's Elizabethtown, Kentucky and Winnipeg, Canada manufacturing facilities and its magnet wire segment's Rockford, Illinois manufacturing facility and shut down its Electrical Group Canadian operations.

Communications

        The communications segment of our business, which we refer to as the "communications segment," manufactures and sells the following communications wire and cable products:

  (1)
  outside plant, or OSP products, including (A) copper wire and cable for voice and data transmission used in the distribution, or local loop portion, of the telecommunications infrastructure, principally by the local exchange carriers, or LECs; (B) fiber optic OSP cable products used principally for trunking and feeder applications in local exchange, CATV and metropolitan rings; and (C) OSP composite (or hybrid) cables (including fiber optic/twisted pair and coaxial/twisted pair cables) for local exchange feeder, distribution and service wire applications; and

  (2)
  premise products, including copper and fiber optic premise wire and cable used within homes, offices and switching structures for local area networks, or LANs, Internet connectivity and other applications.

        We are the largest manufacturer of copper communications cable in North America and the largest manufacturer of copper OSP wire and cable products worldwide.

        OSP Products.    OSP product revenues were $217.7 million, $293.5 million and $504.8 million for the nine months ended September 30, 2003 and the years ended December 31, 2002 and 2001, respectively. The declining trend in revenues reflects the substantial infrastructure spending reductions initiated by the RBOCs and independent telephone operating companies commencing in the latter half of 2001 and continuing in 2003. In addition, four of the major telephone operating companies experienced negative access line growth in the local loop in 2001 and 2002 and the first nine months of 2003, which contributed to reduced demand for OSP products. Forecasts for capital spending by major telephone operating companies for the remainder of 2003 and 2004 are expected to continue to be well below historical levels, with some improvement forecasted in 2004 as compared to 2003. Demand for fiber optic OSP cable has declined significantly since 2001 due to the substantial overbuilding of long haul fiber optic networks by emerging, as well as established, long distance companies and, to a lesser degree, reductions in capital budgets of CATV operators and major telephone companies.

        The majority of OSP product sales relate to copper OSP products. Copper wire and cable are the most widely used media for voice and data transmission in the local loop portion of the traditional telecommunications infrastructure operated by the LECs, which include the RBOCs and the independent telephone operating companies. The local loop is the segment of the telecommunications network that connects the customer's premises to the nearest telephone company switching center or central office.

        Demand for copper OSP wire and cable is dependent on several factors, including the rate at which new access lines are installed in homes and businesses, the level of infrastructure spending for items such as road-widenings and bridges, which generally necessitate replacement of existing utilities including telephone cable, and the level of general maintenance spending by the LECs. The installation of new access lines is, in turn, partially dependent on the level of new home construction and expansion of business. Competitive alternatives to traditional telephone service, such as wireless and cable telephony, have had a negative impact on the demand for copper OSP wire and cable, and these threats are not expected to diminish. Additionally, the RBOCs have been forced into unprofitable wholesaling of their cabling infrastructure through government regulations, and this practice has negatively impacted the capital spending of these companies on copper OSP wire and cable.

        The local loop comprises approximately 185 million residential and business access lines in the United States. The installed base of copper wire and cable and associated switches and other components utilized in the local loop represents an investment of over $150 billion that must be maintained by the LECs. Although other media, such as fiber optic cable, are used for trunk lines between central offices and for feeder lines connecting central offices to the local loop, a substantial portion of all local loop lines and systems continues to be copper-based. We believe that in the local loop, copper-based networks require significantly lower installation costs than other alternative networks such as fiber optics.

        Copper usage in the local loop continues to be supported by technological advances that expand the use and bandwidth of the installed local loop copper network. These technologies, together with regulatory developments and increased competition among service providers, have accelerated the demand for and the introduction of new high-speed and bandwidth-intensive telecommunications services, such as integrated voice and data, broadcast and conference quality video, Internet, high-speed LAN-to-LAN connectivity and other specialized bandwidth-intensive applications, all of which can now be provided over the copper-based local loop network.

        Our copper OSP products include distribution cable and service wire products, ranging in size from a single twisted pair wire to a 4,200-pair cable. The basic unit of virtually all copper OSP wire and cable is the "twisted pair," a pair of insulated conductors twisted around each other. Twisted pairs are bundled together to form communications wire and cable. Our copper OSP wire and cable products are differentiated by a multitude of design variations, depending on where the cable is to be installed. Copper OSP products normally have metallic shields for mechanical protection and electromagnetic shielding, as well as an outer polyethylene jacket.

        The fiber optic OSP cables we manufacture can be used in a variety of installations, such as aerial, buried and underground conduit, and can be configured with two to 288 fibers. These cables are sold to our traditional customers, such as distributors and LECs (including the RBOCs), as well as new customers, such as CATV companies and campus networks.

        Superior TeleCom was historically a key supplier of copper OSP wire and cable to the RBOCs and Sprint Corporation. It is estimated that the RBOCs and Sprint comprise approximately 66% of the North American copper OSP market. The remaining North American market is comprised of more than 1,200 smaller independent telephone companies. For the nine months ended September 30, 2003 and the years ended December 31, 2002 and 2001, 64%, 65% and 56% of Superior TeleCom's OSP product net sales were to the RBOCs and Sprint. We sell to the RBOCs and major independent telephone companies through a direct sales force.

        Our sales to the RBOCs and the major independent telephone operating companies are generally pursuant to multi-year supply arrangements in which the customer agrees to have us supply a certain portion of the customer's OSP wire or cable needs during the term of the arrangement. Typically, customers are not required to purchase any minimum quantities of product under these arrangements. At December 31, 2002, Superior TeleCom had multi-year arrangements with three of the four RBOCs and with Sprint.

        Premise Products.    Premise product revenues were $57.4 million, $57.8 million and $65.1 million for the nine months ended September 30, 2003 and the years ended December 31, 2002 and 2001, respectively. Demand for premise products declined approximately 13% in 2002 as compared to 2001 and 34% as compared to 2000, with an attendant impact on the pricing in these markets. Demand for these products has continued to decline in 2003. Reduction in demand for premise products is principally associated with reductions in overall investments in telecom projects and commercial office construction, including reduced spending for computer networks and other information technology infrastructure projects.

        Premise wire and cable is used within buildings to provide connectivity for telecommunications networks and LANs and within switching structures to connect various electronic switching and testing components. Rapid technological advances in communications and computer system capabilities have created increasing demand for greater bandwidth capabilities in wire and cable products. Demand for premise wire and cable products is dependent upon new office building construction, technological upgrades of existing office buildings networks and residential access line demand.

        There are two primary applications for communications wiring systems within buildings: voice applications, estimated at 15% of new wiring system investment; and data applications, estimated at 85% of new wiring system investment. The primary voice application consists of networking telephone stations. The primary data application is LANs, which require the wired interconnection of workstations and peripherals, such as printer and file servers, to form a network.

        Four major types of cables are currently deployed in premise applications: (1) LAN copper twisted pair (unshielded twisted pair, or UTP, and shielded twisted pair, or STP), (2) LAN fiber optic cable, (3) LAN coaxial cable and (4) voice grade twisted copper pair.

        Our current premise wire and cable product offerings include Category 6 cables and Category 5e cables ranging in size from 4-pair to 25-pair. These cables are designed and manufactured for use in both plenum (horizontal) and riser (vertical) applications. Our LAN fiber optic premise cables contain from one to 144 fibers and are used for LAN trunking or distribution applications.

        Our premise wire and cable products are sold primarily through major national and international distributors, smaller regional distributors who in turn resell to contractors, international and domestic telephone companies and private overseas contractors for installation in industrial, commercial and residential markets. The premise wire and cable market is fragmented, with nearly 25 premise wire and cable manufacturers in North America and more than 75 worldwide.

        Superior Israel.    As previously discussed, during 1998, Superior TeleCom acquired 51% of the outstanding common stock of Cables of Zion, an Israeli wire and cable company. Cables of Zion, in subsequent transactions, acquired the businesses and certain operating assets of Cvalim and Pica Plast.

        Superior Israel's major product offerings include: (1) communications cable including copper and fiber optic OSP and premise products; (2) high and medium voltage power cable utilized by power utilities; and (3) industrial and automotive wire and cable.

        On December 11, 2002, in connection with the Electrical Sale, Superior TeleCom sold 47% of Superior Israel to Alpine Holdco. We continue to own a 3% equity interest in Superior Israel.

        DNE Systems.    The communications segment's operations also included the operations of DNE for periods prior to December 11, 2002, when it was sold to Alpine Holdco. DNE designs and manufactures data communications equipment, integrated access devices and other electronic equipment for defense, government and commercial applications. DNE's net sales were not material in relation to the total net sales of the communications segment.

Magnet Wire/Industrial

        Our magnet wire/industrial segment, which we refer to as the "magnet wire segment," develops, manufactures and markets magnet wire/winding wire and other related products to major OEMs for use in motors, transformers and electrical coils and controls. We also distribute, to small OEMs and to motor repair facilities, magnet wire and related accessory products manufactured by us, including fabricated insulation products. Products are also marketed internationally to global OEMs and through authorized distributors.

        In 1998, Essex International, prior to its acquisition by Superior TeleCom, acquired BICC's United Kingdom-based magnet wire operations. This business is the largest manufacturer of magnet wire in the United Kingdom.

        We also have a magnet wire manufacturing facility strategically located in Torreon, Mexico to service major U.S. OEM customers with Mexican manufacturing locations as well as to service new market opportunities in Mexico, Central America and South America. We also distribute insulation and other accessory products to customers in Mexico from this location. The Torreon facility supports both maquiladora companies as well as Mexican national companies. The magnet wire segment now operates seven global magnet wire manufacturing plants, six insulation fabricating plants and 24 warehousing and distribution locations in North America and the United Kingdom.

        Magnet Wire/Winding Wire.    We are the leading manufacturer and supplier of magnet wire in the North American market. Magnet wire is insulated copper or aluminum wire that is wound into coils and used in electrical motors. The principal end market applications include motors used in automotive and industrial applications, and for appliances. Magnet wire is also used in transformers for power generation by power utilities and for power conversion and electrical controls in industrial applications. We offer a comprehensive line of magnet wire products used in a wide variety of applications, including over 500 types of magnet wire ranging in diameter from 4 gauge to 46 gauge. For the nine months ended September 30, 2003 and the years ended December 31, 2002 and 2001, sales of magnet wire accounted for 74%, 76% and 74%, respectively, of the magnet wire segment's net sales.

        Due to the weak industrial economic environment, the North American market for magnet wire declined by approximately 12% during 2001 and 8% in 2002 resulting in a reduction in net sales of magnet wire products during this period. This overall decrease was driven by the weak industrial sector as well as the shift of manufacturing to lower cost labor regions such as China. Despite some stabilization of the industrial sector in 2003, demand for magnet wire in North America continued to decline in 2003, principally as a result of continuing customer migration to lower cost foreign suppliers.

        In 2002, in response to reduced demand, Superior TeleCom closed its Rockford, Illinois facility and shifted production to other existing cost-effective plants, including Torreon, Mexico, Vincennes, Indiana, Franklin, Tennessee and Franklin, Indiana. In addition, two major competitors also either completed or were in the process of closing manufacturing facilities and consolidating manufacturing capacity.

        We work closely with global OEMs to develop new magnet wire products and enhancements to existing products for applications in energy efficient motors, generators and transformers. These products include inverter duty magnet wire for use by OEM motor manufacturers where high voltage spikes are encountered and wire with additional abrasion resistance and thermal protection for use in severe motor/generator winding applications and for form wound coils made with rectangular cross section wire. We believe that we are an industry leader in effective product packaging and palletizing resulting in reduced freight damage, environmental issues and overall costs for the customer and us.

        Our strategy continues to be built upon the foundation of sales to major OEMs through quality products, strategic sales and marketing efforts, technical and customer service and long-term relationships. Our largest OEM customers include, among many others, A.O. Smith, Bosch, Cooper Industries, Cummins Power Generation, Delphi Energy, Emerson, Howard Industries, Tecumseh Products and Visteon. Sales to these customers are typically pursuant to annual or multi-year supply agreements with a percentage of each customer's total requirements awarded at a negotiated fixed price, subject to adjustment for the cost of copper. For the nine months ended September 30, 2003 and the years ended December 31, 2002 and 2001, approximately 80%, 83% and 84%, respectively, of magnet wire sales were pursuant to such supply arrangements.

        Essex Brownell Distribution and Accessory Products.    Through our Essex Brownell distribution operations, we sell magnet wire, insulation and other related accessory products to the motor repair and secondary OEM markets. We also manufacture various fabricated insulation products that are primarily marketed and distributed by Essex Brownell. The Essex Brownell distribution operations include a nationwide sales force, supported by 23 strategically located distribution and warehouse locations. In addition to magnet wire, the Essex Brownell line includes products from manufacturers such as 3M, Permacel, Dow Corning and P.D. George. We believe that we have a distinct competitive advantage as we are the only major North American magnet wire producer that also distributes a full line of complementary electrical accessory products used by the motor repair and secondary OEM markets.

Copper Rod

        Our copper rod operations manufacture continuous-cast copper rod products, which are basic raw materials used in the copper wire and cable industry. We operate three copper rod continuous casting units to convert copper cathode into copper rod. The units are located near certain of our major magnet wire manufacturing plants. Prior to 2003, substantially all of the copper rod produced by our facilities was utilized in our wire and cable manufacturing operations. Due to our having unused capacity as a result of the Electrical Sale and reduced production volumes in both the communications and magnet wire segments, in 2003 we began to actively offer copper rod for sale to third parties. Sales of copper rod to third parties for the nine months ended September 30, 2003 were $126.2 million. Copper rod produced for internal processing is recorded by the consuming segment at cost and accounts for approximately 50% of our total internal copper rod requirements.

        We sell copper rod to Essex Electric under a supply and transitional services agreement discussed below. Sales of copper rod to Essex Electric for the nine months ended September 30, 2003 were $84.1 million and accounted for 67% of our copper rod sales. Other copper rod customers include major manufacturers and fabricators in the wire and cable industry. Sales to these customers are generally under annual supply arrangements in which the customer agrees to have us supply a portion of the customer's copper rod requirements during the term of the arrangement. Customers are not typically required to purchase any minimum quantities of product under these arrangements.    One customer (in addition to Essex Electric) accounted for approximately 13% of the copper rod operations' sales for the nine months ended September 30, 2003 and a total of four customers (excluding Essex Electric) accounted for approximately 18% of sales for this period.

        The market for copper rod is highly competitive and is dominated by a few major producers. Copper rod is produced to customer specifications that range from high quality magnet wire to lower quality requirements for certain other wire and cable customers.

Electrical

        As previously discussed, on December 11, 2002 Superior TeleCom sold the operations comprising its Electrical Group to Alpine Holdco. The electrical wire business is currently owned and operated by Essex Electric, a wholly-owned subsidiary of Alpine Holdco. As part of the purchase price for the sale, Superior TeleCom received a warrant to purchase 19.9% of the common stock of Essex Electric for a price of $0.6 million. The warrant is only exercisable during the 30-day period prior to expiration on December 11, 2007 or upon the earlier occurrence of certain specified transactions. On July 30, 2003, Superior TeleCom received notice of its right to invest in its pro rata share (19.9%) of a proposed equity offering of up to $2.4 million by Essex Electric. Superior TeleCom exercised its right and invested $500,000 in this offering.

        Essex Electric manufactures a broad range of copper electrical wire products for residential, commercial and industrial buildings for sale to electrical distributors and retailers. These products are generally installed behind walls, in ceilings and underground. Demand for electrical wire is correlated with the level of renovation activity, as well as new construction.

        Essex Electric sells its electrical wire and cable products nationally primarily through manufacturers' representatives as well as a small internal sales group. Its customer base consists primarily of wholesale electrical and specialty distributors, consumer product and home improvement retailers and hardware wholesalers. No single customer accounted for more than 10% of Essex Electric's net sales in 2002

        Essex Electric serves wholesale electrical and specialty distributors through strategically located regional distribution centers. These regional distribution centers provide for centralized stocking of "off-the-shelf" Essex Electric building wire products.

Supply and Services Agreement

        In connection with the Electrical Sale, Alpine Holdco, Essex Electric and Superior TeleCom entered into a Supply and Transitional Services Agreement. Under this agreement, Essex Electric, among other things, agreed to purchase from Superior TeleCom certain specified quantities of its overall requirements of copper rod. The specified quantities represented a range of Essex Electric's estimated total annual copper rod requirements for use in its building and industrial wire manufacturing process. The purchase price for copper rod specified in this agreement is based on the COMEX price plus an additional amount to reflect conversion to copper rod. This agreement also provided for Superior TeleCom's provision of certain administrative services to Essex Electric. Charges for these services were generally based on actual usage or an allocated portion of the total cost to Superior TeleCom. Sales of copper rod under the agreement from December 11, 2002 to December 31, 2002 were $10.8 million and the cost for administrative services for 2002 was $0.3 million. Sales of copper rod to Essex Electric for the nine months ended September 30, 2003 were $84.1 million and the cost for administrative services was $3.6 million.

        On November 7, 2003, this agreement was replaced by a new Supply and Services Agreement between SEI and Essex Electric. The new agreement provides for the supply by us to Essex Electric of copper rod, on similar pricing terms, for 2004 and our provision of certain specified administrative services that are more limited than those contained in the original agreement. The new agreement expires on December 31, 2004 but may be terminated at any time prior to that by mutual consent of Essex Electric and us. Additionally, the parties may terminate various services provided for under the agreement upon certain prior notice as provided therein. We may terminate our obligations to supply copper rod upon 60 days' notice given any time after January 1, 2004 if Essex Electric has purchased less than certain minimum quantities of copper rod specified in the agreement.

Raw Materials and Manufacturing

        The principal raw materials used by us in the manufacture of our wire and cable products are copper, aluminum, bronze, steel, optical fibers and plastics, such as polyethylene and polyvinyl chloride. Copper rod is the most significant raw material used in our manufacturing process. We believe that we are one of the largest North American consumers of copper rod. Due to the importance of copper to our business, we maintain a centralized metals operation that manages copper procurement and provides vertical integration in the production of copper rod and in scrap recycling.

        As discussed above, we operate three copper rod continuous casting units strategically located in proximity to certain of our major wire producing plants to minimize freight costs. These facilities convert copper cathode into copper rod which is then shipped and utilized directly in our manufacturing operations or sold to third parties. Through these continuous casting units, Superior TeleCom produced approximately 80% of its North American copper rod requirements in 2002 and 82% for the nine months ended September 30, 2003.

        We purchase copper cathode and, to the extent not provided internally, copper rod from a number of copper producers and metals merchants. Generally, copper cathode and rod purchases are pursuant to supply agreements which extend for a one-year period and are normally based on the COMEX price and, in the case of rod, an additional amount to reflect cathode conversion, plus a premium to cover transportation costs and payment terms.

        Historically, Superior TeleCom has had adequate supplies of copper available from producers and merchants, both foreign and domestic. In addition, competition from other users of copper has not affected Superior TeleCom's ability to meet its copper procurement requirements. Although Superior TeleCom has not experienced any shortages in the recent past, no assurance can be given that we will be able to procure adequate supplies of our essential raw materials to meet our future needs.

        Copper is a commodity and is therefore subject to price volatility. Fluctuations in the cost of copper have not had a material impact on profitability due to the ability in most cases to adjust product pricing in order to properly match the price of copper billed with the copper cost component of inventory shipped. Additionally, we, to a limited extent, utilize COMEX fixed price futures contracts to manage our commodity price risk. We do not hold or issue these contracts for trading purposes.

        During 1999 and 2000, availability of optical fiber was limited at times due to rapid growth in product demand. Demand for optical fiber declined dramatically in 2001 resulting in substantial excess capacity for optical fiber. Accordingly, we do not anticipate in the foreseeable future, and have not experienced, any shortfall in meeting our procurement requirements for optical fiber.

        In addition to copper rod, we are also vertically integrated in the production of magnet wire enamels. We believe one of our primary cost and quality advantages in the magnet wire business is the ability to produce most of our enamel and copper rod requirements internally.

Export Sales

        Superior TeleCom's export sales during the nine months ended September 30, 2003 and the year ended December 31, 2002 were $50.3 million and $80.0 million, respectively. Our primary markets for export sales are Latin America and Europe.

Backlog; Returns

        Backlog in the communications segment typically consists of two to five weeks of sales depending on seasonal and overall industry demand issues. Our other product lines have no significant order backlog because we follow the industry practice of stocking finished goods to meet customer demand on a just-in-time basis. We believe that the ability to fill orders in a timely fashion is a competitive factor in the markets in which we operate. Historically, sales returns have not had a material adverse effect on Superior TeleCom's results of operations.

Competition

        The market for wire and cable products and copper rod is highly competitive. Each of our businesses competes with at least one major competitor. However, due to the diversity of our product lines as a whole, no single competitor competes with us across the entire spectrum of our product lines.

        Many of our products are made to industry specifications and, therefore, may be interchangeable with competitors' products. We are subject to competition in many markets on the basis of price, delivery time, customer service and our ability to meet specialty needs. We believe we enjoy strong customer relations resulting from our and Superior TeleCom's long participation in the industry, emphasis on customer service, commitment to quality control, reliability and substantial production resources. Furthermore, we believe that our distribution networks enable us to compete effectively with respect to delivery time.

Research and Development

        We operate research and development facilities in Kennesaw, Georgia and Fort Wayne, Indiana. The Kennesaw facility's efforts primarily address the needs of the communications segment's premise product lines and product cost-reduction activities. At the Fort Wayne facility, our metallurgical and chemical labs are focused on the development of magnet wire metal properties and processing qualities, as well as enhancement of enamels and their application in the magnet wire manufacturing process. Prior to the Electrical Sale, Superior TeleCom also operated a research and development facility in Lafayette, Indiana focused on the development of improved PVC and rubber compounds which are used as insulation and jacketing materials for many communications, automotive, building and industrial wire products.

        Superior TeleCom's aggregate research and development expenses during the nine months ended September 30, 2003 and the years ended December 31, 2002, 2001 and 2000 amounted to $3.0 million, $8.6 million, $9.0 million and $7.2 million, respectively.

        Although we hold certain trademarks, licenses and patents, none is considered to be material to our business.

Employees

        As of September 30, 2003, Superior TeleCom employed approximately 2,800 employees with approximately 600 persons represented by unions. Collective bargaining agreements expire at various times between April 2004 and November 2006, with contracts covering approximately 50% of our unionized work force due to expire at various times through 2004. We consider relations with our employees to be satisfactory.

Environmental Matters

        Our manufacturing operations are subject to extensive and evolving federal, foreign, state and local environmental laws and regulations relating to, among other things, the storage, handling, disposal, emission, transportation and discharge of hazardous substances, materials and waste products, as well as the imposition of stringent permitting requirements. We do not believe that compliance with environmental laws and regulations will have a material effect on the level of our capital expenditures or our business, financial condition, liquidity or results of operations. However, violation of, or non-compliance with, these laws, regulations or permit requirements, even if inadvertent, could result in an adverse impact on our operations, business, financial condition, liquidity or results of operations. No material expenditures relating to these matters were made by Superior TeleCom in 1999 or 2000. During 2001, expenditures of $1.4 million were made by Superior TeleCom, principally related to the installation of air emission control equipment at a facility in Indiana. No material expenditures were made in 2002 and 2003.

Risk Factors

        The following risk factors should be considered carefully in addition to the other information contained in this registration statement. This registration statement contains forward-looking statements that involve risks and uncertainties. Our actual results could differ materially from those contained in the forward-looking statements. Factors that may cause these differences include those discussed below as well as those discussed elsewhere in this registration statement.

  Risks Relating to Our Business

        The increased use of fiber optic cable in the "local loop" may reduce the market for our products.

        Through our communications segment, we are the largest supplier of copper OSP cables used by the RBOCs and other telephone companies in the "local loop" portion of the telecommunications infrastructure. Copper OSP is the communications segment's largest product group. Over the past several years, fiber optic cable has been deployed in trunking line applications connecting central office to central office and in some feeder lines that connect central offices to the "local loop." To date, there has been only a limited deployment of fiber optic cable into the "local loop," due to cost considerations and other factors. Nevertheless, the cost of installing, operating and maintaining fiber optic cable and related systems in the "local loop" has continued to decline and recent regulatory rulings have resulted in economic incentives for our customers to deploy fiber optic cable in the "local loop." Accordingly, if the rate of introduction of fiber optic cable into the "local loop" accelerates, then the demand for our copper OSP cable could decrease. This decrease could have a material adverse effect on our business.

        Spending reductions by the telephone industry could adversely affect our business.

        Our largest customer segments for the communications segment are the RBOCs and independent telephone operating companies. Over 60% of sales of the communications segment are attributable to these customers. Beginning in the second half of 2001 and continuing through the first nine months of 2003, the RBOCs and the independent telephone companies have substantially reduced their capital expenditure levels, including substantial reductions in purchases of the communications cable products that we supply. The telephone companies are experiencing extreme competitive pressures from CATV companies and other competitive alternative providers of local exchange service, resulting in negative access line growth and loss of subscribers. These market conditions could result in further reductions in the demand for our communications cable products. Further reductions in demand could have a material adverse effect on our business.

  Our business may suffer due to the migration of magnet wire demand to China.

        Our magnet wire segment's principal product is magnet wire, which is used primarily in motors for industrial, automotive, appliance and other applications. We currently service the North American market, with limited sales elsewhere. Several of our major magnet wire customers are shifting, or have plans to shift, certain levels of product manufacturing to China. We do not currently have production capabilities in China, but are evaluating entering the China market to service the growing demand there, including the requirements of existing customers who are located in, or are relocating production to, China. There can be no assurance that we will be able to establish production facilities or other arrangements in China, or that we will be able to successfully compete in China and/or offset any loss of business resulting from the decline in demand of our products in North America from this shift of customer requirements to China.

        Our indebtedness may limit cash flow available to invest in the ongoing needs of our business to generate future cash flow.

        As a result of the plan of reorganization, our outstanding debt, including SEHC's series A preferred stock (which is classified as debt for accounting purposes), as of November 30, 2003 was $195 million. We may also incur additional debt from time to time to finance working capital, capital expenditures and other general corporate purposes. Our indebtedness could have important consequences to holders of our common stock. For example, it could:

  •
  require us to dedicate a substantial portion of our cash flow from operations to payments on our indebtedness, reducing the availability of our cash flow to fund working capital, capital expenditures, research and development efforts and other general corporate purposes;

  •
  increase the amount of interest expense that we have to pay, because some of our borrowings (approximately $42 million as of the effective date of the plan of reorganization) are at variable rates of interest, which, if interest rates increase, could result in higher interest expense;

  •
  increase our vulnerability to adverse general economic or industry conditions;

  •
  limit our flexibility in planning for, or reacting to, changes in our business or the industry in which we operate; or

  •
  place us at a competitive disadvantage compared to some of our competitors that have less debt.

        See "Item 2. Financial Information—Management's Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources."

        We may be unable to meet our covenant obligations under our new credit facility or senior notes, which could adversely affect our business.

        Our operations are dependent on the availability and cost of working capital financing and may be adversely affected by any shortage or increased cost of such financing. We entered into a new senior secured revolving credit facility and our subsidiaries issued their senior notes upon emergence from bankruptcy. Each of the credit facility and the indenture under which the senior notes were issued contains covenants that we may not be able to meet. If we cannot meet these covenants, events of default would arise, which could result in payment of the applicable indebtedness being accelerated. In addition, if we require working capital greater than that provided by our new credit facility, we may be required either to (1) seek to increase the availability under the credit facility, (2) obtain other sources of financing or (3) reduce our operations. There can be no assurance that any amendment of our credit facility, the senior note indenture or replacement financing would be available on terms that are favorable or acceptable to us. Moreover, there can be no assurance that we will be able to obtain an acceptable credit facility upon expiration of our credit facility.

        Fluctuations in the supply or pricing of copper, our principal raw material, could harm our business.

        Copper is the primary raw material that we use to manufacture our products. There are a limited number of copper suppliers in the United States. If we are unable to maintain good relations with our copper suppliers, we may not have access to a sufficient supply of copper. In addition, copper is a commodity and is therefore subject to price volatility. We may not be able to adjust product pricing to properly match the price of copper billed with the copper cost component of the inventory shipped. Any fluctuations in the cost of copper that we cannot effectively manage could cause us to increase prices for our products. The loss of a supply of copper or a severe short-term volatility in copper pricing could have a material adverse effect on our business.

        We may be unable to raise additional capital to meet capital expenditure needs if our operations do not generate sufficient funds to do so.

        Our business is expected to have continuing capital expenditure needs. While we anticipate that our operations will generate sufficient funds to meet our capital expenditure needs for the foreseeable future, our ability to gain access to additional capital, if needed, cannot be assured, particularly in view of competitive factors and industry conditions. Any additional capital raised through the sale of equity may dilute the ownership percentage of holders of our new common stock.

        Declining returns in the investment portfolio of our defined benefit plans will require us to increase cash contributions to the plans.

        Funding for the defined benefit pension plans we sponsor is determined based upon the funded status of the plans and a number of actuarial assumptions, including an expected long-term rate of return on assets and discount rate. On December 1, 2003, we announced that benefit accruals under our defined benefit pension plans for salaried employees and for eligible employees who are not included in a unit of employees covered by a collective bargaining agreement will be frozen as of January 22, 2004. Due to declining returns in the investment portfolio of our defined benefit pension plans in recent years, the defined benefit plans were underfunded as of the effective date of the plan of reorganization by approximately $29 million, based on the actuarial methods and assumptions utilized for purposes of FAS 87 and after giving effect to the planned curtailment of benefits. As a result, we expect to experience an increase in our future cash contributions to our defined benefit pension plans. Our required cash contributions are expected to increase to $11 million in 2004 from $2.8 million in 2003. In 2005, cash contributions are expected to be approximately $6.4 million. In the event that actual results differ from the actuarial assumptions, the funded status of our defined benefit plans may change and any such deficiency could result in additional charges to equity and against earnings and increase our required cash contributions.

        Our inability to compete with other manufacturers in the wire and cable industry could harm our business.

        The market for wire and cable products is highly competitive. Each of our businesses competes with at least one major competitor. Many of our products are made to industry specifications and, therefore, may be interchangeable with competitors' products. We are subject to competition in many markets on the basis of price, delivery time, customer service and our ability to meet specialty needs. Some of our competitors are significantly larger and have greater resources, financial and other, than we do. There can be no assurance that we will be able to compete successfully with our existing competitors or with new competitors. Failure to compete successfully could have a material adverse effect on our business.

        If we are unable to retain senior management, our business operations could be adversely affected.

        Our success and future prospects depend on the continued contributions of our senior management. There can be no assurances that we would be able to find qualified replacements for these individuals if their services were no longer available. The loss of services of one or more members of our senior management team could have a material adverse effect on our business.

  Risks Relating to our New Common Stock

        Because of the plan of reorganization, our financial information after November 10, 2003 is not comparable to the financial information presented prior thereto.

        As a result of the consummation of the plan of reorganization, we are operating our business under a new holding company and capital structure. In addition, we are subject to the fresh start accounting rules. Accordingly, our financial condition and results of operations after November 10, 2003, the initial date of fresh start reporting, is not comparable to the financial condition or results of operations of Superior TeleCom reflected in the historical financial statements contained in this registration statement. See "Item 2. Financial Information—Selected Historical Consolidated Financial Data."

        An active trading market may not develop for our common stock, and we cannot assure you as to the market price for our common stock if a market does develop.

        Our common stock is currently quoted on the Pink Sheets, but no established market exists for our common stock. We intend in the future to list our common stock on the Nasdaq National Market or the New York Stock Exchange, when and if we meet the requisite listing standards. However, we may not be able to meet these listing requirements and, even if we do, our listing may not be accepted. Even if our listing is authorized, there can be no assurance that an active market for our common stock will develop or, if any such market does develop, that it will continue to exist or the degree of price volatility in any such market.

        In addition, our common stock was issued under the plan of reorganization to holders of prepetition senior secured debt claims of Superior TeleCom, some of which may prefer to liquidate their investment rather than to hold it on a long-term basis. Accordingly, it is anticipated that the market for our common stock will be volatile, at least for an initial period after the effective date of the plan of reorganization. Moreover, although the plan of reorganization was developed based upon an assumed reorganization value of $10.00 per share of our common stock, this valuation is not an estimate of the price at which the common stock may trade in the market. The market price of our common stock will be subject to significant fluctuation in response to numerous factors, including variations in our annual or quarterly financial results or those of our competitors, changes by financial analysts in their estimates of our future earnings, conditions in the economy in general or in the wire and cable industry in particular and other factors beyond our control. No assurance can be given as to the market price for our common stock.

        Our dividend policies and other restrictions on the payment of dividends may prevent the payment of dividends for the foreseeable future.

        We do not anticipate paying any dividends on our common stock for the foreseeable future. In addition, covenants in our debt instruments will restrict our ability to pay cash dividends and may prohibit the payment of dividends and certain other payments. Some institutional investors may only invest in dividend-paying equity securities or may operate under other restrictions that may prohibit or limit their ability to invest in our common stock.

        Provisions of our certificate of incorporation and bylaws could discourage potential acquisition proposals and could deter or prevent a change in control.

        Some provisions of our certificate of incorporation and bylaws, as well as Delaware statutes, may have the effect of delaying, deferring or preventing a change in control. These provisions, including those providing for the possible issuance of preferred stock and regulating the nomination of directors, may make it more difficult for other persons, without the approval of our board of directors, to make a tender offer or otherwise acquire substantial amounts of our common stock or to launch other takeover attempts that a stockholder might consider to be in such stockholder's best interest. These provisions could limit the price that some investors might be willing to pay in the future for shares of our common stock.

Item 2. Financial Information

Selected Historical Consolidated Financial Data

        Set forth below are selected historical consolidated financial data of Superior TeleCom. As a result of the plan of reorganization we acquired the business formerly conducted by Superior TeleCom and its subsidiaries. This information should be read in conjunction with Superior TeleCom's consolidated financial statements and related notes thereto appearing elsewhere herein and "Management's Discussion and Analysis of Financial Condition and Results of Operations" below. The selected historical consolidated financial data for, and as of the end of, the years ended December 31, 2002, 2001, 2000 and 1999, for, and as of the end of, the eight months ended December 31, 1998, and for, and as of the end of, the fiscal year ended April 30, 1998, are derived from the audited consolidated financial statements of Superior TeleCom.

        The selected historical consolidated financial data as of September 30, 2003 and for the nine months ended September 30, 2003 and 2002 are derived from Superior TeleCom's unaudited consolidated financial statements, included elsewhere herein, and reflect all normal recurring adjustments necessary to summarize fairly the consolidated financial position and results of operations for such periods. The results of operations for any interim period are not necessarily indicative of results of operations for a full year.

        Superior TeleCom and certain of its U.S. subsidiaries filed for bankruptcy protection on March 3, 2003. Superior TeleCom's plan of reorganization was confirmed by order of the Bankruptcy Court on October 22, 2003 and became effective on November 10, 2003. The selected historical consolidated financial data and the historical consolidated financial statements of Superior TeleCom elsewhere herein do not give effect to adjustments of the carrying value of assets or liabilities, changes to the capital accounts or the effect on results of operations as a consequence of the plan of reorganization and the adoption of fresh-start reporting for our financial statements (discussed below). The historical consolidated financial statements of Superior TeleCom elsewhere herein have been prepared on a going concern basis, which assumes continuity of operations and realization of assets and satisfaction of liabilities in the ordinary course of business, and, for periods subsequent to March 3, 2003, in accordance with AICPA Statement of Position 90-7. As of November 10, the effective date of the plan of reorganization, we began operating our business under a new holding company and capital structure and we adopted fresh-start reporting for our financial statements. Because of the emergence from bankruptcy and adoption of fresh-start reporting, the historical financial information for Superior TeleCom will not be comparable to our financial information for periods after November 10, 2003.

	Nine Months Ended September 30,
			Year Ended Dec. 31, 2002	Year Ended Dec. 31, 2001(f)	Year Ended Dec. 31, 2000	Year Ended Dec. 31, 1999(f)	Eight Months Ended Dec. 31, 1998(a),(f)	Fiscal Year Ended April 30, 1998
	2003	2002
Statement of Operations Data(b)(c)
Net sales	$745,978	$1,136,469	$1,439,958	$1,747,302	$2,049,048	$2,036,732	$488,279	$518,459
Cost of goods sold	661,867	996,343	1,268,695	1,471,409	1,708,920	1,652,839	385,284	419,218

Gross profit	84,111	140,274	171,263	275,893	340,128	383,893	102,995	99,241
Selling, general and administrative expenses	62,407	111,274	143,950	156,017	156,437	150,833	32,333	22,181
Restructuring and other charges	6,971	32,756	37,757	5,358	14,961	8,431	13,511	—
Amortization of goodwill	—	—	—	21,057	20,959	19,629	2,447	1,715
Loss on asset sale and impairments	—	114,497	502,578	—	—	—	—	—

Operating income (loss)	14,733	(118,109)	(513,022)	93,461	147,771	205,000	54,704	73,345
Interest expense	(25,172)	(82,754)	(114,323)	(115,048)	(129,905)	(120,100)	(16,651)	(8,090)
Other income (expense), net	(299)	(2,321)	(2,916)	(3,324)	976	(148)	(2,389)	206

Income (loss) before reorganization items, income taxes, distributions on preferred securities of Superior Trust I, minority interest and cumulative effect of accounting change	(10,738)	(203,184)	(630,261)	(24,911)	18,842	84,752	35,664	67,461
Reorganization items	(40,306)	—	—	—	—	—	—	—

Income (loss) before income taxes, distributions on preferred securities of Superior Trust I, minority interest and cumulative effect of accounting change	(51,044)	(203,184)	(630,261)	(24,911)	18,842	84,752	35,664	67,461
Benefit (provision) for income taxes	2,243	71,192	106,665	5,340	(10,925)	(35,699)	(14,744)	(26,786)

Income (loss) before distributions on preferred securities of Superior Trust I, minority interest and cumulative effect of accounting change	(48,801)	(131,992)	(523,596)	(19,571)	7,917	49,053	20,920	40,675
Distributions on preferred securities of Superior Trust I	(5,050)	(12,395)	(16,654)	(15,362)	(15,145)	(11,289)	—	—

Income (loss) before minority interest and cumulative effect of accounting change	(53,851)	(144,387)	(540,250)	(34,933)	(7,228)	37,764	20,920	40,675
Minority interest in (earnings) losses of subsidiaries	—	3,035	3,462	2,430	5,088	(596)	93	—

Income (loss) before cumulative effect of accounting change	(53,851)	(141,352)	(536,788)	(32,503)	(2,140)	37,168	21,013	40,675
Cumulative effect of accounting change	—	(424,503)	(424,503)	—	—	—	—	—

Net income (loss)	$(53,851)	$(565,855)	$(961,291)	$(32,503)	$(2,140)	$37,168	$21,013	$40,675

Net income (loss) per share of common stock:
Basic:
Income (loss) before cumulative effect of accounting change	$(2.47)	$(6.65)	$(25.22)	$(1.58)	$(0.11)	$1.83	$1.01	$1.95
Cumulative effect of accounting change	—	(19.97)	(19.94)	—	—	—	—	—

Net income (loss) per basic share of common stock	$(2.47)	$(26.62)	$(45.16)	$(1.58)	$(0.11)	$1.83	$1.01	$1.95

Diluted:
Income (loss) before cumulative effect of accounting change	$(2.47)	$(6.65)	$(25.22)	$(1.58)	$(0.11)	$1.78	$0.98	$1.91
Cumulative effect of accounting change	—	(19.97)	(19.94)	—	—	—	—	—

Net income (loss) per diluted share of common stock	$(2.47)	$(26.62)	$(45.16)	$(1.58)	$(0.11)	$1.78	$0.98	$1.91

	September 30, 2003		Dec. 31, 2002	Dec. 31, 2001	Dec. 31, 2000	Dec. 31, 1999	Dec. 31, 1998(a)	April 30, 1998
Balance Sheet Data:
Current assets	$247,438		$261,178	$520,741	$597,302	$627,464	$629,953	$100,847
Current liabilities(d)	95,306		1,272,840	433,092	521,139	465,915	397,556	62,315
Total assets(c)	526,974		570,605	1,875,939	1,992,314	2,000,354	1,886,556	232,243
Liabilities subject to compromise	1,338,617		—	—	—	—	—	—
Total long-term debt(d)(e)	—		—	1,233,007	1,224,364	1,255,974	1,278,197	75,380
Mandatorily redeemable preferred stock	—		137,270	136,040	134,941	133,959	—	—
Total long-term debt, Including mandatorily redeemable preferred stock	—		137,270	1,369,047	1,359,305	1,389,933	1,278,197	75,380
Total stockholders' equity (deficit)	(933,617)		(884,024)	76,740	110,003	113,008	91,380	82,206

(a)
On December 15, 1998, Superior TeleCom elected to change its fiscal year end to December 31 from April 30. This change was made effective on December 31, 1998.

(b)
The results of operations include, on a prospective basis: the acquisition of 51% of Cables of Zion on May 5, 1998; the acquisition of 81% of Essex International Inc. on November 27, 1998; and the acquisition of the remaining 19% of Essex International Inc. on March 31, 1999.

(c)
On December 11, 2002, Superior TeleCom sold substantially all of the assets, subject to related accounts payable and accrued liabilities, of its electrical wire business, all of the outstanding shares of capital stock of DNE Systems, Inc. and approximately 47% of Superior Israel.

(d)
As a result of Superior TeleCom's Chapter 11 filing, Superior TeleCom was in default under its debt agreements and all of its debt outstanding at December 31, 2002 was reflected as a current liability.

(e)
Total debt for years prior to December 31, 2002 includes debt of Superior TeleCom's then 50.2% owned Israeli subsidiary, Superior Israel, of $143.9 million, $153.9 million, $120.7 million and $53.2 million at December 31, 2001, 2000, 1999 and 1998, respectively.

(f)
Superior TeleCom adopted SFAS No. 145, Rescission of FASB Statements No. 4, 44 and 64, Amendment to FASB Statement No. 13, and Technical Corrections effective January 1, 2003. As a result, losses on the early extinguishment of debt of $4.6 million, $2.7 million and $2.0 million previously reported as extraordinary losses, net of tax, for the years ended December 31, 2001 and 1999 and the eight months ended December 31, 1998, respectively, have been reclassified to other income (expense).

Management's Discussion and Analysis of Financial Condition and Results of Operations

General

        Superior Essex Inc., or SEI, a Delaware holding company, and its operating subsidiaries were recently formed to acquire and conduct the business formerly conducted by Superior TeleCom Inc., or Superior TeleCom, and its subsidiaries. When we use the terms "we," "us," "our" or similar words, unless the context otherwise requires, we are referring to SEI and its subsidiaries on and after November 10, 2003, the effective date of the plan of reorganization of Superior TeleCom and its subsidiaries discussed below. When we use the term "Superior TeleCom," unless the context otherwise requires, we are referring to Superior TeleCom and its subsidiaries and the businesses carried on by them prior to November 10, 2003.

        We manufacture a portfolio of wire and cable products grouped into the following primary industry segments: (i) our communications segment; (ii) our magnet wire segment; and (iii) our copper rod operations. As discussed in Notes 1 and 5 to the consolidated financial statements of Superior TeleCom for the year ended December 31, 2002, on December 11, 2002 Superior TeleCom sold the operations comprising its electrical wire business, which we sometimes refer to as the Electrical Group, all of the outstanding capital stock of DNE Systems, Inc., or DNE, and a 47% interest in Superior Cables Ltd., or Superior Israel, to a subsidiary of The Alpine Group, Inc. We sometimes refer to this sale as the Electrical Sale. Our communications segment includes communications wire and cable products sold to telephone companies, CATV companies, distributors and systems integrators, principally in North America. In addition, included within the communications segment for periods prior to December 11, 2002 are DNE and Superior TeleCom's then 50.2% owned Israeli subsidiary, Superior Israel, which manufactures a range of wire and cable products in Israel. The magnet wire segment includes magnet wire and accessory products for motors, transformers and electrical controls sold primarily to OEMs. Our copper rod operations include sales of copper rod produced by our continuous casting units to external customers. Prior to 2003, substantially all copper rod produced by Superior TeleCom was used in its manufacturing operations. Due to available capacity resulting from the Electrical Sale and reduced production volumes in both the communications and magnet wire segments, in 2003 Superior TeleCom began to actively offer copper rod for sale to third parties, including Essex Electric, which was formed by Alpine to acquire the Electrical Group. The Electrical Group included building and industrial wire for applications in commercial and residential construction and industrial facilities.

        Industry segment financial data (including sales and operating income by industry segment) for each of the years in the three-year period ended December 31, 2002 are included in Note 18 to the accompanying consolidated financial statements of Superior TeleCom for the year ended December 31, 2002. Industry segment financial data for the nine months ended September 30, 2003 and 2002 are included in Note 11 to the accompanying unaudited interim consolidated financial statements of Superior TeleCom.

Chapter 11 Filing and Reorganization

        On March 3, 2003, Superior TeleCom and certain of its U.S. subsidiaries filed voluntary petitions for relief under Chapter 11 of the United States Bankruptcy Code in the United States Bankruptcy Court for the District of Delaware. The Chapter 11 cases were jointly administered (Case No. 03-10607). Superior TeleCom managed its properties and operated its businesses as a "debtor-in-possession" under the jurisdiction of the Bankruptcy Court and in accordance with the applicable provisions of the Bankruptcy Code. Superior TeleCom's United Kingdom and Mexican operations were not included in the Chapter 11 filings.

        Superior TeleCom decided to file a reorganization proceeding because it had been experiencing continued liquidity shortfalls, which hampered its ability to meet interest and principal obligations on its long-term indebtedness. These shortfalls were primarily a result of both the overall global economic downturn and specific industry conditions, including reduced demand levels in the communications and magnet wire sectors caused by, among other things, substantial spending reductions by the RBOCs and independent telephone operating companies.

        At the time of the Chapter 11 bankruptcy filing, Superior TeleCom had approximately $900 million of senior secured debt under a then existing senior credit facility and approximately $220 million of principal and accrued and unpaid interest under then existing senior subordinated notes. In addition, prior to the Chapter 11 filing, Superior TeleCom's operating activities were also financed through an accounts receivable securitization facility. On March 4, 2003, Superior TeleCom received interim Bankruptcy Court approval of $95 million of a $100 million debtor-in-possession, or DIP, credit facility for working capital needs and other general corporate purposes (including repayment of the accounts receivable securitization facility), and on May 16, 2003, Superior TeleCom received final Bankruptcy Court approval for the full $100 million DIP credit facility. A description of the DIP credit facility appears below.

        As part of Superior TeleCom's Chapter 11 proceedings, it filed its original Joint Plan of Reorganization and related disclosure statement on July 30, 2003. On August 28, 2003, Superior TeleCom filed an amended Joint Plan of Reorganization and disclosure statement. As further modified, the amended plan, which was the product of extensive discussion with certain of the largest holders of Superior TeleCom's senior secured debt and others, was confirmed by order of the Bankruptcy Court on October 22, 2003 and became effective on November 10, 2003. We sometimes refer to the amended Joint Plan of Reorganization as the "plan of reorganization."

        In accordance with the plan of reorganization, on November 10, 2003, the effective date of the plan, we acquired the business formerly conducted by Superior TeleCom and its subsidiaries, and Superior TeleCom and certain of its dormant subsidiaries were deemed dissolved and ceased to have continuing corporate existences, subject only to obligations under the plan of reorganization to satisfy allowed claims. Except as otherwise provided in the plan of reorganization, our new bank credit facility (discussed below) or any agreement, instrument or indenture relating thereto, on or after the effective date of the plan, all property of Superior TeleCom and its subsidiaries vested in SEI, free and clear of all liens, claims, charges or other encumbrances. On and after the effective date of the plan of reorganization, SEI began operating its business without supervision or approval by the Bankruptcy Court.

        The plan of reorganization provided for the following to occur as of the effective date of the plan (or as soon thereafter as practicable):

  •
  the distribution to Superior TeleCom's senior secured debt holders or their transferees of (1) 16,500,000 shares of common stock of SEI, representing 100% of the outstanding common stock of SEI, (2) 5,000,000 shares of series A non-convertible preferred stock of SEHC and (3) $145 million principal amount of senior notes jointly issued by SEC-LLC and EGI having a five-year term;

  •
  the distribution to holders of Superior TeleCom's senior subordinated notes of warrants to purchase, until May 10, 2006, up to 868,421 shares of common stock of SEI at a price of $25.00 per share;

  •
  the payment of $3,000,000 in cash to holders of general unsecured claims against Superior TeleCom;

  •
  the consummation of a new $120 million senior secured revolving credit facility, which we sometimes refer to as the "exit facility," to (1) fund repayment of the DIP credit facility and certain expenses relating to the plan of reorganization, (2) provide for working capital needs, (3) fund debt service on the senior notes of SEC-LLC and EGI and SEHC's series A preferred stock and (4) provide for the issuance of letters of credit in connection with the operation of our business;

  •
  the cancellation of all pre-bankruptcy senior secured debt of Superior TeleCom;

  •
  the cancellation of all pre-bankruptcy senior subordinated notes of Superior TeleCom;

  •
  the cancellation of all 8 1/2% convertible subordinated debentures of Superior TeleCom, which had previously been distributed to holders of the 8 1/2% trust convertible preferred securities of Superior Trust I in liquidation of that trust;

  •
  the cancellation of all equity and debt interests held in Superior TeleCom by The Alpine Group, Inc., Superior TeleCom's former principal stockholder;

  •
  the cancellation of all outstanding shares of common stock of Superior TeleCom, as well as all options, warrants and related rights to purchase or otherwise receive shares of such common stock;

  •
  the ability to issue stock options and/or restricted stock for up to 1.8 million shares of common stock of SEI under SEI's Stock Incentive Plan, with the allocation of awards to be effected by SEI's board of directors following the effective date of the plan of reorganization; and

  •
  the implementation of equity awards to the independent directors of SEI as part of SEI's Stock Incentive Plan.

Fresh-Start Reporting

        Upon implementation of the plan of reorganization, we adopted fresh-start reporting in accordance with AICPA Statement of Position 90-7, or SOP 90-7, "Financial Reporting by Entities in Reorganization under the Bankruptcy Code," since holders of Superior TeleCom's common stock immediately prior to confirmation of the plan of reorganization received less than 50% of our common stock and our reorganization value upon emergence was less than Superior TeleCom's post-petition liabilities and allowed claims. Under fresh-start reporting, the reorganization value is allocated to our net assets based on their relative fair values in a manner similar to the accounting provisions applied to business combinations under Statement of Financial Accounting Standards No. 141, "Business Combinations." Our reorganization value was determined based on consideration of numerous factors and various valuation methodologies, including discounted cash flows, believed by management and our financial advisors to be representative of our business and industry.

        The following pro forma balance sheet gives effect to the plan of reorganization and adoption of fresh-start accounting as if the effective date of the plan of reorganization were September 30, 2003. A final determination of the fresh-start accounting adjustments, as of the effective date, including allocation of the reorganization value to the assets and liabilities based on their respective fair values, has not yet been made. However, for purposes of the following pro forma information, we have made a preliminary determination of the reorganization value allocation based upon current estimates and assumptions, which are subject to revision upon finalization of our asset valuations.

Pro Forma Balance Sheet
(in thousands)

	Superior TeleCom September 30, 2003	Reorganization and Fresh-Start		Pro Forma September 30, 2003 Adjustments
ASSETS
Current assets:
Cash and cash equivalents	$13,115	(1,700)	(b)	$11,415
Accounts receivable	102,445			102,445
Inventories, net	115,228	3,905	(f)	119,133
Other current assets	16,650			16,650

Total current assets	247,438	2,205		249,643
Property, plant and equipment, net	250,638	(25,213	)(g)	225,425
Other assets	28,898	3,157	(b)	7,778
		(23,779	)(c)
		(498	)(f)

Total assets	$526,974	(44,128)		$482,846

LIABILITIES AND STOCKHOLDERS' EQUITY (DEFICIT)
Current liabilities:
Short-term borrowings	$34,207	15,837	(b)	$50,044
Accounts payable	35,849	3,000	(a)	38,849
Accrued expenses	25,310	10,295	(a)	35,605

Total current liabilities	95,366	29,132		124,498
Long-term debt	—	152,000	(a)	152,000
Mandatorily redeemable preferred stock	—	5,000	(a)	5,000
Other long-term liabilities	26,608	23,721	(a)	36,348
		(13,981	)(f)

Total liabilities not subject to compromise	121,974	195,872		317,846
Liabilities subject to compromise	1,338,617	(1,338,617	)(a)	—

Total liabilities	1,460,591	(1,142,745)		317,846
Stockholders' deficit:
Old common stock	226	(226	)(e)	—
New common stock	—	165	(a)	165
Capital in excess of par value	45,460	164,835	(a)	164,835
		(45,460	)(e)
Accumulated other comprehensive deficit	(9,643)	9,643	(e)	—
Accumulated deficit	(951,669)	(23,779	)(c)	—
		966,421	(d)
		9,027	(e)

	(915,626)	1,080,626		165,000
Treasury stock	(17,991)	17,991	(e)	—

Total stockholders' equity (deficit)	(933,617)	1,098,617		165,000

Total liabilities and stockholders' equity (deficit)	$526,974	(44,128)		$482,846

(a)
To reflect distribution under the plan of reorganization of our new common stock, the series A preferred stock of SEHC and the senior notes jointly issued by SEC-LLC and EGI in settlement of pre-petition liabilities subject to compromise.

(b)
To reflect application of proceeds from our new senior credit facility, including repayment of the DIP credit facility.

(c)
To write off remaining debt issuance costs of Superior TeleCom.

(d)
To reflect the gain on cancellation of indebtedness resulting from implementation of the plan of reorganization. To reflect cancellation of stockholders' equity of Superior TeleCom.

(e)
To reflect cancellation of stockholders' equity of Superior TeleCom.

(f)
To reflect fresh start accounting adjustments to adjust inventory, pension liabilities and deferred tax liabilities.

(g)
To reflect adjustment of assets in excess of reorganization value.

        The following unaudited pro forma consolidated statements of operations for the nine months ended September 30, 2003 and the year ended December 31, 2002 are derived from the application of pro forma adjustments to the historical statements of operations of Superior Telecom as if the effective date of the plan of reorganization were January 1, 2002. The unaudited pro forma statement of operations for the year ended December 31, 2002 also reflects the application of pro forma adjustments as if the Electrical Sale had occurred on January 1, 2002. The pro forma statements of operations should be read in conjunction with the historical consolidated financial statements and related notes included herein.

Pro Forma Statements of Operations
(in thousands, except per share information)

Nine Months Ended September 30, 2003	Historical Superior TeleCom	Reorganization and Fresh- Start Adjustments		Pro Forma
Net sales	$745,978			$745,978
Cost of goods sold	661,867	(7,026	)(a)	654,841

Gross profit	84,111	7,026		91,137
Selling, general and administrative expenses	62,407	(891	)(a)	61,516
Restructuring and other charges	6,971			6,971

Operating income (loss)	14,733	7,917		22,650
Interest expense	(25,172)	25,172	(b)	(13,503)
		(13,503	)(c)
Other income (expense), net	(299)			(299)

Income (loss) before reorganization items, income taxes and distributions on preferred securities of Superior Trust I	(10,738)	19,586		8,848
Reorganization items	(40,306)	40,306	(d)	—
Income tax benefit (expense)	2,243	(5,782	)(e)	(3,539)

Income (loss) before distributions on preferred securities of Superior Trust I	(48,801)	54,110		5,309
Distributions on preferred securities of Superior Trust I	(5,050)	5,050	(b)	—

Net income (loss)	$(53,851)	59,160		$5,309

Net income (loss) per share of common stock—basic and diluted:	$(2.47)			$0.32

Weighted average shares outstanding—basic and diluted	21,804			16,500

Year Ended December 31, 2002	Historical Superior TeleCom	Electrical Sale (f)	Reorganization and Fresh- Start Adjustments		Pro Forma
Net sales	$1,439,958	(581,333)			$858,625
Cost of goods sold	1,268,695	(530,447)	(9,981	)(a)	728,267

Gross profit	171,263	(50,886)	9,981		130,358
Selling, general and administrative expenses	143,950	(57,991)	(1,361	)(a)	84,598
Restructuring and other charges	37,757	(1,749)			36,008
Loss on asset sale and impairments	502,578	(177,900)	(324,678	)(g)	—

Operating income (loss)	(513,022)	186,754	336,020		9,752
Interest expense	(114,323)	8,477	105,846	(b)	(17,982)
			(17,982	)(c)
Other (expense) income, net	(2,916)	2,513			(403)

Loss before income taxes, distributions on preferred securities of Superior Trust I, minority interest and cumulative effect of accounting change for goodwill impairment	(630,261)	197,744	423,884		(8,633)
Benefit (provision) for income taxes	106,665	(61,513)	(41,699	)(e)	3,453

Loss before distributions on preferred securities of Superior Trust I, minority interest and cumulative effect of accounting change for goodwill impairment	(523,596)	136,231	382,185		(5,180)
Distributions on preferred securities of Superior Trust I	(16,654)		16,654	(b)	—

Loss before minority interest and cumulative effect of accounting change for goodwill impairment	(540,250)	136,231	398,839		(5,180)
Minority interest in losses of subsidiaries	3,462	(3,462)			—

Loss before cumulative effect of accounting change for goodwill impairment	(536,788)	132,769	398,839		(5,180)

Loss before cumulative effect of accounting change for goodwill impairment per share—basic and diluted	$(25.22)				$(0.31)

Weighted average shares outstanding—basic and diluted	21,287				16,500

(a)
To reflect the net change between historical depreciation expense and estimated depreciation expense as a result of application of fresh-start accounting.

(b)
To reflect elimination of historical interest expense and distributions of preferred securities of Superior Trust I.

(c)
To reflect interest expense on the exit credit facility, the new senior notes, the series A preferred stock and the sale/leaseback finance obligation.

(d)
To reflect the elimination of reorganization costs attributable to the reorganization process.

(e)
To reflect the net change between the historical income tax benefit and expected tax expense on the pro forma operations.

(f)
To reflect the Electrical Sale.

(g)
To reflect elimination of historical goodwill impairment charges as a result of the application of fresh start accounting.

Impact of Copper Price Fluctuations on Operating Results

        Copper is one of the principal raw materials used in our wire and cable product manufacturing. Fluctuations in the price of copper do affect per unit product pricing and related revenues. However, the cost of copper has not had a material impact on profitability, as, in most cases, we have the ability to adjust prices billed for our products to properly match the copper cost component of our inventory shipped.

Results of Operations

        Nine Months Ended September 30, 2003 as Compared to the Nine Months Ended September 30, 2002—Consolidated sales for the nine months ended September 30, 2003 were $746.0 million, a decrease of 34% as compared to consolidated sales of $1,136.8 million for the nine months ended September 30, 2002. Sales for the 2002 period relating to the divested operations of the Electrical Group, DNE and Superior Israel were $472.3 million. Excluding the effects of the Electrical Sale, net sales increased $81.5 million, or 12% (also a 12% increase adjusted for a constant cost of copper). The increase was due to third party sales of manufactured copper rod of $126.2 million, including $84.1 million sold to Essex Electric, during the nine months ended September 30, 2003.

        Sales for the communications segment for the nine months ended September 30, 2003 were $258.9 million as compared to $393.6 million for the comparable 2002 period. Sales for the 2002 period relating to the divested operations of Superior Israel and DNE were $111.3 million. Excluding the effects of the Electrical Sale, sales for the nine months ended September 30, 2003 decreased $23.4 million, or 8% (a 9% decrease adjusted for a constant cost of copper), from the nine months ended September 30, 2002. The communications segment's sales decline in the current year as compared to the prior year was due primarily to a reduction in comparative sales of copper outside plant, or OSP, cables (Superior TeleCom's largest product segment), which are used principally by telephone companies in the local loop segment of the telephony network. OSP cables sales were lower due to reduced spending levels by all of Superior TeleCom's major telephone company customers following budgetary constraints imposed during the second half of 2001 that continued throughout 2002 and into 2003.

        The magnet wire segment's sales were $360.9 million for the nine months ended September 30, 2003, a decline of 6% (also a copper-adjusted decline of 6%) as compared to the prior year period. The sales decline for the nine months ended September 30, 2003 as compared to 2002 reflected the reduced demand for magnet wire from Superior TeleCom's major OEM customers due principally to the comparative decline on a year-over-year basis in the industrial sector, which is a core market for the magnet wire segment's products, and customer migration to lower cost foreign suppliers.

        Total sales of copper rod for the nine months ended September 30, 2003 were $126.2 million. Sales of copper rod to Essex Electric amounted to $84.1 million for the nine months ended September 30, 2003. Sales of copper rod were insignificant for the nine months ended September 30, 2002.

        For the nine months ended September 30, 2003, gross profit was $84.1 million, a decline of 40% as compared to the prior year period. Gross profit for the 2002 period relating to the divested operations of the Electrical Group, DNE and Superior Israel amounted to $41.7 million. Excluding the effects of the Electrical Sale, gross profit declined $14.6 million for the nine months ended September 30, 2003 compared to the corresponding prior year period. The gross profit margin for the nine months ended September 30, 2003 was 11.3% which, after excluding the effects of the Electrical Sale, compares to a gross profit margin of 14.9% for the nine months ended September 30, 2002. The comparative decline in gross profit was principally the result of implicitly lower margins related to the outside copper rod sales in 2003 (as compared to Superior TeleCom's other products) and, to a lesser degree, comparative decreases in the magnet wire segment's gross profit margin percentages caused by competitive pricing pressures and the impact of manufacturing cost absorption resulting from reduced production levels.

        Selling, general and administrative expenses, or SG&A expense, for the nine months ended September 30, 2003 were $62.4 million, a decrease of 44% as compared to SG&A expense of $111.3 million for the comparable 2002 period. SG&A expense for the 2002 period relating to the divested operations of the Electrical Group, DNE and Superior Israel amounted to $43.6 million. Excluding the effects of the Electrical Sale, SG&A expense decreased $5.3 million as compared to the corresponding 2002 period due primarily to cost reductions in Superior TeleCom's business units in response to reduced sales and reductions in non-reorganization related professional fees.

        During the nine months ended September 30, 2002, Superior TeleCom recorded restructuring and other charges of $32.8 million. These charges included $26.8 million, $4.2 million, $0.9 million and $0.9 million, respectively, related to (i) the closure of the communications segment's Elizabethtown, Kentucky and Winnipeg, Canada manufacturing facilities, (ii) the closure of the magnet wire segment's Rockford, Illinois manufacturing facility, (iii) the shutdown of its Electrical Group Canadian operations and (iv) operational restructuring activities at Superior Israel. These actions were taken to more closely align the productive capacity with market demand levels and to reduce overall manufacturing costs. The $32.8 million charge included an $18.3 million write-down of idled property, plant and equipment, $9.0 million of employee separation costs (relating to 422 persons) and $5.5 million of other facility related closure costs. Superior TeleCom incurred an additional $1.8 million of restructuring and other charges in the first nine months of 2003 primarily relating to ongoing closure activities at the Elizabethtown facility and the communications segment's facility in Winnipeg, Manitoba offset by foreign currency transaction gains of $1.5 million related to Superior TeleCom's Canadian subsidiary. Restructuring and other charges for the nine months ended September 30, 2003 also included pre-petition professional fees of $3.6 million incurred in connection with preparation for Superior TeleCom's Chapter 11 filings, $2.3 million of asset impairments resulting from closure of one of Superior TeleCom's continuous casting lines and $0.8 million of asset impairments resulting from the write-off of abandoned equipment.

        In anticipation of the Electrical Sale, Superior TeleCom evaluated for impairment the long-lived assets of its electrical wire business, DNE and Superior Israel as of September 30, 2002 pursuant to SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets." In accordance with SFAS No. 144, this impairment test was based on probability weighted estimated future cash flows related to these assets including assessment of cash proceeds associated with the proposed sale to Alpine of the Electrical Group, DNE and Superior TeleCom's investment in Superior Israel. As a result of this review, Superior TeleCom determined that identified long-lived assets of the Electrical Group and Superior Israel were impaired and accordingly, recorded a pre-tax charge, principally related to the Electrical Group, of $114.5 million in the third quarter of 2002.

        Superior TeleCom had operating income of $14.7 million for the nine months ended September 30, 2003 compared to an operating loss of $118.1 million for the comparable 2002 period. The operating loss in 2002 included restructuring and other charges and impairment charges of $147.3 as compared to $7.0 million of such charges for the nine months ended September 30, 2003. The comparative improvement in operating income for the current year was principally attributable to the decrease in the aforementioned restructuring and other charges offset by lower sales volumes and reduced gross profit margins in the communications and magnet wire segments. The operating loss for the nine months ended September 30, 2002 included a net operating loss of $1.9 million attributable to the Electrical Group, DNE and Superior Israel.

        Superior TeleCom recorded charges for reorganization items related to its Chapter 11 filing of $40.3 million in the nine months ended September 30, 2003. These costs consisted of $11.2 million of post-petition professional fees relating to the reorganization, $27.0 million to adjust the carrying value of Superior TeleCom's Trust Convertible Preferred Securities and related unpaid distributions to the amount of the allowed claim in respect of this liability, $3.5 million to write off deferred debt issuance costs associated with Superior TeleCom's refinanced accounts receivable securitization facility, $3.8 million of employee retention and severance payments and a benefit of $5.2 million from the settlement of pre-petition claims.

        Interest expense for the nine months ended September 30, 2003 was $25.2 million, compared to interest expense of $82.8 million for the comparable 2002 period. As a result of Superior TeleCom's Chapter 11 filing, effective March 3, 2003, Superior TeleCom ceased accruing interest on all pre-petition debt in accordance with SOP 90-7. Interest expense for the nine months ended September 30, 2003 consisted primarily of interest related to Superior TeleCom's DIP credit facility ($4.6 million) and interest on pre-petition debt through March 3, 2003 ($19.9 million). Interest at the stated contractual default rate on pre-petition debt that was not charged to operations for the nine months ended September 30, 2003 was $83.4 million.

        The effective tax rate for the nine months ended September 30, 2003 was 4% compared to an effective rate of 35% for the nine months ended September 30, 2002. Superior TeleCom recorded a full valuation allowance for the nine months ended September 30, 2003 on its net deferred tax assets as the realization of such assets in future periods is uncertain as a result of the bankruptcy filing. The tax benefit recorded for the nine months ended September 30, 2003 represents the elimination of the net deferred tax liabilities existing at December 31, 2002.

        Superior TeleCom adopted SFAS No. 142, Goodwill and Other Intangible Assets effective January 1, 2002. SFAS No. 142 requires that the amortization of goodwill and certain other intangible assets cease as of January 1, 2002 and that the related recorded value of goodwill be allocated to the identified reporting units of Superior TeleCom and its consolidated subsidiaries and be reviewed annually for impairment. The transitional rules for implementing SFAS No. 142 provide that any goodwill impairment resulting from initial application of this new rule be reflected through a charge to income as a cumulative effect of an accounting change, applied retroactively to January 1, 2002. The impact of economic and industry specific conditions affecting Superior TeleCom's business segments resulted in substantially reduced fair values and thus initial implementation of SFAS No. 142 gave rise to a non-cash goodwill impairment charge of $424 million which was recorded retroactively to January 1, 2002 as a cumulative effect of accounting change. The charge included $166 million related to the Electrical Group and $258 million related to the magnet wire segment.

        Year Ended December 31, 2002 Compared to the Year Ended December 31, 2001—Consolidated sales for the year ended December 31, 2002 were $1.44 billion, a decrease of 18% as compared to consolidated sales of $1.75 billion for the year ended December 31, 2001. Adjusted for a constant cost of copper, the sales decline in 2002 as compared to 2001 approximated 16%. The comparative reduction in sales for 2002 was due primarily to comparative declines of 31% in the communications segment's sales due principally to severe budgetary constraints and resulting spending reductions by Superior TeleCom's telephone company customers along with a smaller comparative decline in magnet wire segment's sales (5% copper-adjusted sales decline) due to general weakness in the industrial sector. The comparative 2002 sales decline attributable to the Electrical Sale, which was effective on December 11, 2002, amounted to $32 million.

        Sales for the communications segment for 2002 were $490.6 million, a decrease of 31% on a copper-adjusted basis from 2001. The sales decline in 2002 as compared to 2001 was due primarily to a 39% reduction in comparative sales of OSP cables (Superior TeleCom's largest product segment), which are used principally by telephone companies in the local loop segment of the telephony network. OSP cables sales were lower due to significantly reduced spending levels by all of Superior TeleCom's major telephone company customers following budgetary constraints imposed during the second half of 2001 and continuing in 2002.

        The magnet wire segment's sales were $500.3 million for 2002, a decline of 6% (5% on a copper-adjusted basis) as compared to the prior year. The sales decline in 2002 as compared to 2001 reflected the reduced demand for magnet wire from Superior TeleCom's major OEM customers due principally to the comparative decline on a year-over-year basis in the general economy, and particularly in the industrial sector.

        Electrical Group sales were $449.1 million for 2002 representing a decrease of 7% on a copper-adjusted basis as compared to 2001. The comparative sales decline was due principally to continuing weak industry-wide pricing conditions caused by severe industry overcapacity and competitive pressures in the building wire market. The comparative 2002 sales decline attributable to the Electrical Sale, which was effective on December 11, 2002, amounted to $22 million.

        For the year ended December 31, 2002, gross profit was $171.3 million, a decline of 38% as compared to the prior year. The comparative decline in gross profit was principally the result of (i) lower sales associated with the aforementioned spending reductions by the telephone companies and weak industry conditions in both the industrial and commercial construction sectors and (ii) a lower gross margin percentage caused by competitive pricing pressures and the impact of manufacturing cost absorption resulting from reduced production levels.

        SG&A expense for 2002 was $144.0 million, a decrease of 8% as compared to SG&A expense of $156.0 million for 2001. The decline was due to cost reductions in all of Superior TeleCom's business units in response to reduced sales and commercial activity, partially offset by higher insurance costs and higher professional fees associated with Superior TeleCom's financial restructuring activities. The decline in SG&A expense attributable to the Electrical Sale, effective December 11, 2002, amounted to $3.4 million.

        Superior TeleCom incurred restructuring and other charges of $37.8 million for the year ended December 31, 2002, which included non-cash charges for the write-down of property, plant and equipment of $22.6 million, $9.0 million of employee separation costs (422 persons) and $6.2 million of facility closure costs. These charges reflected (i) the closure of the communications segment's Elizabethtown, Kentucky and Winnipeg, Canada manufacturing facilities ($31.8 million), (ii) the closure of the magnet wire segment's Rockford, Illinois manufacturing facility ($4.2 million), (iii) the shutdown of Superior TeleCom's Electrical Group Canadian operations ($0.9 million) and (iv) the operational restructuring activities at Superior Israel ($0.9 million). These actions were principally taken to more closely align productive capacity with current market demands and to reduce overall manufacturing costs. Superior TeleCom incurred restructuring and other charges of $5.4 million during 2001 consisting of $3.1 million related to legal and professional fees associated with amendments to its bank credit agreement and asset divestiture activities and $2.3 million related to Superior Israel's restructuring activities.

        As discussed in Note 14 to Superior TeleCom's consolidated financial statements, Superior TeleCom incurred a non-cash loss on an asset sale and impairment charge of $177.9 million associated with the Electrical Sale. As discussed below, Superior TeleCom also incurred a goodwill impairment charge in the fourth quarter of 2002 of $324.7 million.

        Superior TeleCom incurred an operating loss of $513.0 million in 2002 compared to operating income of $93.5 million in 2001. The 2002 operating loss included restructuring and other charges and impairment charges of $540.3 million. Operating income for 2001 included $5.4 million of such charges as well as $21.1 million of goodwill amortization. The comparative decline in operating income for 2002 was principally attributable to the increase in restructuring and other charges and impairment charges and to substantially lower sales volumes in 2002 and reduced gross profit margins, primarily in Superior TeleCom's communications segment and Electrical Group, offset by the elimination of goodwill amortization in 2002 resulting from initial application of SFAS No. 142.

        Interest expense for 2002 was $114.3 million, representing a decrease of $0.7 million from 2001. The decrease in interest expense in 2002 was primarily the result of lower comparative LIBOR market interest rates, partially offset by increased interest spreads over LIBOR on Superior TeleCom's Senior Subordinated Notes, which interest was paid in the form of payment-in-kind, or PIK, notes rather than cash for three of the four quarters in 2002.

        Superior TeleCom adopted SFAS No. 142, "Goodwill and Other Intangible Assets," effective January 1, 2002. As of December 31, 2001, $750.5 million in goodwill was included as an asset in Superior TeleCom's consolidated balance sheet. SFAS No. 142 requires that the amortization of goodwill and certain other intangible assets cease as of January 1, 2002 and that the related recorded value of goodwill be allocated to the identified reporting units of Superior TeleCom and its consolidated subsidiaries and be reviewed annually for impairment. The transitional rules for implementing SFAS No. 142 provide that any goodwill impairment resulting from initial application of SFAS No. 142 be reflected through a charge to income as a cumulative effect of an accounting change, applied retroactively to January 1, 2002. The impact of economic conditions and industry specific conditions affecting Superior TeleCom's business segments resulted in substantially reduced fair values and thus initial implementation of SFAS No. 142 gave rise to a non-cash goodwill impairment charge of $424 million which was recorded retroactively to January 1, 2002 as a cumulative effect of accounting change. The charge was comprised of $166 million related to Superior TeleCom's Electrical Group and $258 million related to Superior TeleCom's magnet wire segment. As required by SFAS No. 142, Superior TeleCom performed another annual review for impairment of goodwill in the fourth quarter of 2002. As a result of continued depressed economic conditions, specific industry conditions in the telecommunications industry and continued declines in Superior TeleCom's operating income and operations, Superior TeleCom recognized an additional goodwill impairment charge in the fourth quarter of 2002 of $324.7 million in order to write off the remaining goodwill in its magnet wire and communications reporting units since the carrying amount of these units was greater than their fair value (as determined using the expected present value of future cash flows) and the carrying amount of these units' goodwill exceeded the implied fair value of that goodwill.

        Year Ended December 31, 2001 Compared to the Year Ended December 31, 2000—Net sales for 2001 were $1.75 billion as compared to net sales of $2.05 billion for 2000. Adjusted for a constant cost of copper, net sales in 2001 declined 12% as compared to 2000. Superior TeleCom experienced a comparative decline in net sales in 2001 in each of its three principal industry segments due to the impact of the general recessionary environment in 2001 as well as certain industry specific conditions, particularly in the communications sector.

        Sales for the communications segment for 2001 were $726.8 million, a decrease of 13% on a copper-adjusted basis as compared to 2000. The comparative sales decline in 2001 was due primarily to a 14% reduction in OSP cable sales due to significantly reduced spending levels by major telephone company customers following implementation of budgetary spending constraints by such customers in the second half of 2001. Also contributing to the comparative sales decline were lower sales of fiber optic and premise wire and cable products (collectively referred to as "broadband products") in 2001 which decreased 23% as compared to 2000. The decline was attributable to an industry-wide slowdown in investment in broadband-based telecom and datacom networks by a wide range of network service providers.

        The magnet wire segment's sales were $533.6 million for 2001, reflecting a copper-adjusted decline of 11% as compared to 2000. The comparative sales decline reflected continued soft demand for magnet wire from Superior TeleCom's major OEM customers due principally to the general industrial sector weakness and overall economic recessionary conditions (particularly in the power distribution and generation and industrial equipment sectors) which had existed since the third quarter of 2000.

        Electrical Group sales were $486.9 million for 2001, a 10% decline on a copper-adjusted basis as compared to 2000. The comparative sales decline was due principally to weaker industry-wide demand levels as a result of overall economic conditions and, to a lesser degree, lower pricing levels in 2001 as compared to 2000.

        Gross profit in 2001 was $275.9, a decline of $64.2 million as compared to gross profit of $340.1 million in 2000. The comparative decline in gross profit was principally the result of (i) lower sales and lower gross profit margins in all of Superior TeleCom's industry segments, (ii) the impact, particularly in the 2001 fourth quarter, of unfavorable manufacturing cost absorption as Superior TeleCom curtailed production output to control inventory levels and working capital and (iii) the impact, particularly in the 2001 fourth quarter, associated with competitive industry pricing conditions.

        SG&A expense in 2001 was $156.0 million, comparable to SG&A expense of $156.4 million in 2000.

        Operating income in 2001 amounted to $93.5 million, a decline of $54.3 million as compared to 2000. The comparative decline in operating income for 2001 was principally attributable to lower sales and profit margins in all of Superior TeleCom's operations associated with the aforementioned general economic, industrial sector and telecom sector business conditions. Superior TeleCom incurred restructuring and other charges of $5.4 million during 2001 and $15.0 million during 2000. The restructuring and other charges in 2001 included $3.1 million related to legal and professional fees associated with Superior TeleCom's bank credit agreement amendment and with its asset divestiture activities and $2.3 million related to restructuring activities in its Superior Israel operations. The restructuring and other charges in 2000 included $12.4 million related to the restructuring and consolidation program in Superior TeleCom's building wire (Electrical Group) operations and in its Superior Israel operations and $2.6 million of start-up costs for its Mexican magnet wire facility.

        Interest expense for 2001 was $115.0 million, representing a decrease of $14.9 million from the prior year. The decrease in interest expense was the result of lower short-term (LIBOR) interest rates in 2001, as substantially all of Superior TeleCom's debt was linked to short-term interest rates.

        Other income (expense), net amounted to an expense of $3.3 million for 2001 compared to income of $1.0 million for 2000. The expense in 2001 resulted from a charge of $4.6 million on early extinguishment of debt offset by gains on the sale of certain fixed assets. The charge represented previously capitalized deferred financing fees written off in connection with the refinancing of Superior TeleCom's $200.0 million senior subordinated notes. The income in 2001 was due primarily to gains on the sale of certain fixed assets. Superior TeleCom also recorded income of $2.4 million in 2001 and $5.1 million in 2000 related to the common equity minority interest component (49.8%) of losses incurred by Superior Israel.

Liquidity and Capital Resources

        Superior TeleCom generated cash from operations of $77.8 million during the nine months ended September 30, 2003 compared to cash used in operating activities of $2.5 million in the comparable 2002 period. The improvement was largely attributable to the Chapter 11 filing, since payment of interest on pre-petition indebtedness was suspended and actions to collect pre-petition liabilities were stayed pending settlement under a plan of reorganization. Additionally, cash from operations for the nine months ended September 30, 2003 included approximately $58.1 million of federal tax refunds related to losses incurred in fiscal 2002. The tax refund was used to repay pre-petition indebtedness as confirmed by order of the Bankruptcy Court.

        In connection with its filings for relief under Chapter 11 of the Bankruptcy Code, Superior TeleCom received bankruptcy court approval for a $100 million (with a sub-limit of $15 million in letters of credit) debtor-in-possession financing facility, sometimes referred to as the DIP credit facility, in order to refinance Superior TeleCom's then outstanding accounts receivable securitization facility and to provide liquidity during the reorganization process. The DIP credit facility provided for adequate protection payments to certain pre-petition lenders in an amount representing Superior TeleCom's $58.1 million 2002 income tax refunds received in May 2003 and monthly payments commencing April 1, 2003 in an amount not to exceed $1.5 million per month, determined by the level of Superior TeleCom's monthly financial performance. Superior TeleCom paid monthly adequate protection payments aggregating $3.0 million for the period ending September 30, 2003. Borrowings under the DIP credit facility bore interest at the prime rate plus 2.5% or, at Superior TeleCom's option, at the LIBOR rate plus 3.5%. The DIP credit facility terminated and was repaid on the effective date of Superior TeleCom's plan of reorganization.

        Superior TeleCom's principal pre-petition debt agreements included a senior secured credit facility comprised of a revolving credit facility along with a term loan A and a term loan B, all of which were governed by Superior TeleCom's pre-petition senior credit agreement, and Superior TeleCom's senior subordinated notes. As a result of Superior TeleCom's Chapter 11 filing, actions to collect pre-petition indebtedness were stayed and certain contractual provisions could not be enforced against Superior TeleCom during the pendency of the proceedings.

        As described above in this Item 2 under "Management's Discussion and Analysis of Financial Condition and Results of Operations—Chapter 11 Filing and Reorganization," the plan of reorganization provides for the issuance, as of the effective date of the plan of reorganization (or as soon thereafter as practicable), of the senior notes of SEC-LLC and EGI, the series A preferred stock of SEHC and 16,500,000 shares of our common stock. The plan of reorganization also provides for the payment of $3 million in cash to holders of general unsecured claims against Superior TeleCom.

        The senior notes issued jointly by SEC-LLC and EGI aggregate $145 million and bear interest at a rate of 9.5% payable semi-annually in cash. However, with respect to the first two interest payments, if we and our subsidiaries do not meet certain EBITDA thresholds (as set forth in the senior note indenture), we, at our option, may make those interests payments as follows: (i) cash interest at a rate of 4.75% and (ii) payment-in-kind, or PIK, interest notes (of the same tenor as the senior notes, including the same maturity date), at the rate of 5.25%. Upon exercise of this option, SEC-LLC and EGI will become obligated to pay the holders of the senior notes a cash fee in the amount of $362,500 on the next succeeding interest payment date on which cash interest is paid. The senior notes provide that all interest payments on the senior notes following the first two payments will be paid in cash. The senior notes mature in November 2008. The obligations under the senior notes are guaranteed by us, SEHC and all of the direct and indirect domestic subsidiaries of SEC-LLC and Essex International Inc., the immediate parent company of EGI, and secured by second priority liens on substantially all of our assets. The senior notes also contain covenants that limit our and our subsidiaries' ability to (i) pay dividends, redeem capital stock or make certain other restricted payments, (ii) sell assets without offering to retire indebtedness with the net proceeds of such sale and (iii) engage in transactions with affiliates.

        Holders of the series A preferred stock issued by SEHC are entitled to receive cumulative cash dividends at a rate of 9.5% per annum per share, payable semi-annually. However, if, on any dividend payment date during the first year of issuance, SEC-LLC and EGI issue PIK notes in lieu of cash interest on the senior notes in accordance with the terms thereof, then SEHC will issue PIK dividends in lieu of cash dividends on the series A preferred stock. The series A preferred stock ranks junior to all other classes of preferred stock of SEHC. The series A preferred stock is mandatorily redeemable in November 2013 at $1 per share plus accrued and unpaid dividends. The series A preferred stock contains certain other mandatory and optional redemption provisions, but is not entitled to any voting rights unless otherwise required by applicable law.

        On the effective date of the plan of reorganization, we also entered into a new $120 million senior secured revolving credit facility with a $25 million sublimit for letters of credit. Interest will accrue on outstanding borrowings at an annual rate equal to, at our option, LIBOR or a base rate, plus, in each case, an applicable margin ranging from 1.75% to 2.75% for LIBOR loans and 0.25% to 1.25% for base rate loans. The initial margin is 2.25% for LIBOR loans and 0.75% for base rate loans. Obligations under the new senior credit facility are secured by substantially all of our tangible and intangible assets. Availability under the senior credit facility is subject to a borrowing base equal to the lesser of (1) $120 million less outstanding letters of credit and (2) a specified percentage of eligible accounts receivable and inventory less specified reserves. We are obligated to pay an unused commitment fee of 0.5% per annum on the unused amount of the maximum committed amount and a fee of 0.125% per annum on the outstanding face amount of outstanding letters of credit. A total of

$42.8 million was drawn under this facility on the effective date of the plan of reorganization to repay the DIP credit facility and certain closing costs. Undrawn availability (after considering outstanding letters of credit) on such date amounted to $68.7 million. The senior credit facility matures in November 2007.

        Subsequent to the effective date of the plan, our principal cash requirements will include interest payments on our new credit facility and senior notes, dividend payments on our series A preferred stock, capital expenditures estimated at approximately $15 to $20 million annually, accrued professional fees and other costs related to our reorganization of approximately $10 million and funding obligations related to our defined benefit pension plans. We believe that cash provided by operations, together with borrowing availability under the new credit facility will be sufficient to meet our obligations and fund our working capital requirements for the foreseeable future.

Contractual Obligations

        As of the effective date of the plan, our long-term debt obligations and future minimum payments under capital and operating leases with terms over one year were as follows (in thousands):

	Less than 1 Year	2-3 Years	4-5 Years	More than 5 Years	Total
Senior revolving credit facility (a)	—	—	42,800	—	42,800
Senior notes (b)	—	—	145,000	—	145,000
Series A redeemable preferred stock (c)	—	—	—	5,000	5,000
Sale/leaseback finance obligation (d)	—	—	—	7,000	7,000
Operating leases (e)	6,775	9,152	6,798	447	23,172
Other long-term obligations(f)	11,100	10,700	3,300	9,500	34,600

Total	17,875	19,852	197,898	21,947	257,572

(a)
The senior revolving credit facility matures in November 2007. The total commitment is for $120 million with a $25 million sublimit for letters of credit. Interest will accrue on outstanding borrowings at an annual rate equal to, at our option, LIBOR or a base rate, plus, in each case, an applicable margin ranging from 1.75% to 2.75% for LIBOR loans and 0.25% to 1.25% for base rate loans. The initial margin is 2.25% for LIBOR loans and 0.75% for base rate loans. The balance reflected in this presentation represents the amount outstanding as of the effective date of the plan, after giving effect to the repayment of the DIP credit facility and certain closing costs.

(b)
The senior notes mature in November 2008 and bear interest at a rate of 9.5% payable semi-annually in cash. However, with respect to the first two interest payments, if we and our subsidiaries do not meet certain EBITDA thresholds (as set forth in the senior note indenture), we, at our option, may make those interests payments as follows: (i) cash interest at a rate of 4.75% and (ii) PIK interest notes (of the same tenor as the senior notes, including the same maturity date), at the rate of 5.25%.

(c)
The series A preferred stock is entitled to receive cumulative cash dividends at a rate of 9.5% per annum per share, payable semi-annually. However, if on any dividend payment date during the first year of issuance, SEC-LLC and EGI issue PIK notes in lieu of cash interest on the senior notes in accordance with the terms thereof, then SEHC will issue PIK dividends in lieu of cash dividends on the series A preferred stock. The series A preferred stock is subject to mandatory redemption at $1 per share, plus accrued and unpaid dividends, in November 2013. The series A preferred stock may be redeemed, at our option at any time, at $1 per share plus accrued and unpaid dividends.

(d)
The sale/leaseback finance obligation reflects a one-time purchase option during the period from December 13, 2008 to December 13, 2009 at a price equal to the greater of $5 million and the then fair market value of the leased property.

(e)
Includes obligations for leases which had not been rejected as of the effective date of the plan of reorganization.

(f)
Other long-term obligations relate to the estimated funding of our defined benefit pension plans.

Derivative Financial Instruments

        The market prices of copper, our most significant raw material, and aluminum, another important raw material used by us, experience marked fluctuations, thereby subjecting us to commodity price risk. To a limited extent, we use forward fixed price contracts to manage these commodity price risks. Additionally, we use foreign currency forward exchange contracts to hedge certain receivables and payables denominated in foreign currencies to minimize the risk to our cash flows related to fluctuations in foreign currency exchange rates. We do not hold or issue financial instruments for investment or trading purposes. We are exposed to credit risk in the event of nonperformance by counter parties; however, we do not anticipate such nonperformance.

Accounting Policies

        On March 3, 2003, Superior TeleCom and certain of its U.S. subsidiaries filed voluntary petitions for relief under Chapter 11 of the Bankruptcy Code. As part of Superior TeleCom's Chapter 11 proceedings, it filed its original Joint Plan of Reorganization and related disclosure statement on July 30, 2003. On August 28, 2003, Superior TeleCom filed an amended Joint Plan of Reorganization and disclosure statement. As further modified, the amended plan was confirmed by order of the Bankruptcy Court on October 22, 2003 and became effective on November 10, 2003. The plan of reorganization and related adoption of fresh-start accounting will materially change the amounts reported in Superior TeleCom's financial statements, which do not give effect to adjustments of the carrying value of assets or liabilities, the effects of changes to the capital accounts or the effect on results of operations resulting from implementation of the plan of reorganization. The consolidated financial statements contained herein have been prepared on a going concern basis, which assumes continuity of operations and realization of assets and satisfaction of liabilities in the ordinary course of business.

        Superior TeleCom's consolidated financial statements are prepared in conformity with accounting principles generally accepted in the United States. In the preparation of these financial statements, management makes judgments, estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. The significant accounting policies followed in the preparation of the financial statements are detailed in Note 2 to the consolidated financial statements. Management believes that the application of policies regarding the establishment of allowances for accounts receivable and inventories, long-lived asset and goodwill impairment, valuation allowances for deferred tax assets and certain accrued expenses involve significant levels of judgments, estimates and complexity.

        Allowances for discounts and sales incentives are made at the time of sale based on incentive programs available to the customer. The cost of these programs is dependent on various factors including the timing of the sale and the volume of sales achieved by the customer. These sales incentives may also be revised between the time we record the sale and the time the sale occurs. We monitor these factors and revise the provisions when necessary.

        Our allowances for surplus and obsolete inventory are based on estimates of future sales and production. Changes in demand and product design can impact these estimates. We periodically evaluate and update assumptions when assessing the adequacy of inventory allowances.

        We review long-lived assets for impairment whenever events or circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of long-lived assets to be held and used is measured by a comparison of the carrying amount of the asset to the undiscounted future cash flows expected to be generated by the asset. If the carrying amount of an asset exceeds its estimated future cash flows, an impairment charge is recognized in the amount by which the carrying amount exceeds the fair value of the asset. We review goodwill for impairment annually or more frequently if events or circumstances indicate that the carrying amount of goodwill may be impaired. Recoverability of goodwill is measured by a comparison of the carrying value to the fair value of a reporting unit in which the goodwill resides. If the carrying amount of a reporting unit exceeds its fair value, an impairment charge is recognized to the extent that the implied fair value of the reporting unit's goodwill exceeds its carrying value. The implied fair value of goodwill is the residual fair value, if any, after allocating the fair value of the reporting unit to all of the assets (recognized and unrecognized) and all of the liabilities of the reporting unit. The fair value of reporting units is generally determined using a discounted cash flow approach. Assumptions and estimates with respect to estimated future cash flows used in the evaluation of long-lived assets and goodwill impairment are subject to a high degree of judgment and complexity.

        Valuation allowances for deferred tax assets are established when it is estimated it is more likely than not that the tax assets will not be realized. These estimates are based on projections of future income in certain tax jurisdictions. Changes in industry conditions and the competitive environment may impact the accuracy of our projections.

        Insurance reserves are provided for estimates of losses due to claims for worker's compensation, product liability and other liabilities for which we are self-insured. These estimates are based on the ultimate value of claims, which often have long periods of resolution. We closely monitor the claims to maintain adequate reserves.

        Due to the level of judgment, complexity and period of time over which many of these items are resolved, actual results could differ from those estimated at the time of preparation of the financial statements. Adjustments to these estimates would impact our financial position and future results of operations.

Recent Accounting Pronouncements

        In April 2002, the Financial Accounting Standards Board, or FASB, issued SFAS No. 145, "Rescission of FASB Statements No. 4, 44 and 64, Amendment of FASB Statement No. 13, and Technical Corrections." SFAS No. 145 amends existing guidance to eliminate the requirement that gains and losses on early extinguishment of debt must be classified as extraordinary items and permits such classification only if the debt extinguishment meets the criteria for classification as an extraordinary item under APB Opinion No. 30, "Reporting the Results of Operations—Reporting the Effects of Disposal of a Segment of a Business, and Extraordinary, Unusual and Infrequently Occurring Events and Transactions." SFAS No. 145 also amends SFAS No. 13 to require sale-leaseback accounting for certain lease modifications that have economic effects similar to sale-leaseback transactions. The provisions of SFAS No. 145 related to the rescission of Statement No. 4 are applied in fiscal years beginning after May 15, 2002. Earlier application of these provisions was encouraged. The provisions of SFAS No. 145 related to Statement No. 13 were effective for transactions occurring after May 15, 2002, with early application encouraged. The adoption of SFAS No. 145 in 2003 resulted in the reclassification of losses on the early extinguishment of debt of $4.6 million, $2.7 million and $2.0 million previously reported as extraordinary losses, net of tax for the years ended December 31, 2001 and 1999 and the eight months ended December 31, 1998, respectively, to other income (expense).

        In June 2002, the FASB issued SFAS No. 146, "Accounting for Costs Associated with Exit or Disposal Activities." SFAS No. 146 addresses financial accounting and reporting for costs associated with exit or disposal activities and nullifies Emerging Issues Task Force (EITF) Issue 94-3, "Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity." The provisions of SFAS No. 146 are effective for exit or disposal activities that are initiated after December 31, 2002. The adoption of SFAS No. 146 has not had a material effect on Superior TeleCom's financial statements.

        In November 2002, the FASB issued Interpretation No. 45, "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness to Others," an interpretation of FASB Statements No. 5, 57 and 107 and a rescission of FASB Interpretation No. 34. Interpretation No. 45 elaborates on the disclosures to be made by a guarantor in its interim and annual financial statements about its obligations under guarantees issued. Interpretation No. 45 also clarifies that a guarantor is required to recognize, at inception of a guarantee, a liability for the fair value of the obligation undertaken. The initial recognition and measurement provisions of Interpretation No. 45 are applicable to guarantees issued or modified after December 31, 2002 and have not had a material effect on Superior TeleCom's financial statements. The disclosure requirements are effective for financial statements of interim or annual periods ending after December 15, 2002.

        In December 2002, the FASB issued SFAS No. 148, "Accounting for Stock-Based Compensation—Transition and Disclosure," an amendment of FASB Statement No. 123. SFAS No. 148 amends FASB Statement No. 123, "Accounting for Stock-Based Compensation," to provide alternative methods of transition for a voluntary change to the fair value method of accounting for stock-based employee compensation. In addition, SFAS No. 148 amends the disclosure requirements of FASB Statement No. 123 to require prominent disclosures in both annual and interim financial statements. Certain of the disclosure modifications are required for fiscal years ending after December 15, 2002 and are included in the notes to our consolidated financial statements elsewhere herein.

        In January 2003, the FASB issued Interpretation No. 46, "Consolidation of Variable Interest Entities." Interpretation No. 46 requires consolidation of a variable interest entity if a company's variable interest absorbs a majority of the entity's losses or receives a majority of the entity's expected residual returns, or both. Implementation of Interpretation No. 46 did not have any impact on our consolidated financial statements.

Quantitative and Qualitative Disclosures About Market Risk

        Our exposure to market risk primarily relates to interest rates on long-term debt and dividends on SEHC's series A preferred stock (see preceding table under Contractual Obligations).

        The cost of copper, our most significant raw material, has historically been subject to considerable volatility. To manage the risk associated with such volatility, we enter into futures contracts to match the metal component of customer product pricing with the cost component of the inventory shipped. At September 30, 2003, we had futures purchase contracts for 18.2 million pounds of copper expiring through December 2004 and 5.2 million pounds of aluminum expiring through December 2004 related to certain future customer firm sales commitments. The net fair value of these futures contracts was $1.6 million at September 30, 2003. Additionally, at September 30, 2003, we had futures sales contracts for 10.7 million pounds of copper, or $8.5 million, expiring in December 2003 with an estimated fair value of $0.3 million.

Item 3. Properties

        We conduct our principal operations at the facilities set forth below:

Operation	Location	Square Footage	Leased/Owned
Communications
OSP/Premise	Brownwood, Texas	415,000	Leased (expires 2018)
	Chester, South Carolina	236,000	Owned
	Hoisington, Kansas	275,000	Owned
	Kennesaw, Georgia	39,000	Leased (expires 2007)
	Tarboro, North Carolina	300,000	Owned
Magnet Wire/Industrial
Magnet Wire	Charlotte, North Carolina	26,000	Leased (expires 2006)
	Fort Wayne, Indiana	181,000	Owned
	Franklin, Indiana(b)	35,000	Owned
	Franklin, Tennessee	289,000	Leased (expires 2008)
	Huyton Quarry, U.K	146,000	Owned
	Kendallville, Indiana	88,000	Owned
	Rockford, Illinois(a)	319,000	Owned
	Torreon, Mexico	317,000	Owned
	Vincennes, Indiana	242,000	Owned
Fabricated Insulation	Athens, Georgia	30,000	Leased (expires 2008)
	Clifton Park, New York	22,000	Leased (expires 2008)
	Willowbrook, Illinois	60,000	Leased (expires 2016)
Copper Rod	Columbia City, Indiana	75,000	Owned
	Vincennes, Indiana	25,000	Owned
Administrative Offices	Atlanta, Georgia	48,000	Leased (expires 2009)
	Fort Wayne, Indiana	295,000	Owned

(a)
The Rockford, Illinois facility was closed in July 2002. We currently utilize approximately 80,000 square feet of this facility as a warehouse.

(b)
The Franklin, Indiana facility is approximately 70,000 square feet, of which 35,000 square feet is leased to Femco Magnet Wire Corporation, a joint venture with the Furukawa Electric Co., Ltd., Tokyo, Japan. Femco manufactures and markets magnet wire with special emphasis on products required by Japanese manufacturers with production facilities in the United States.

        In addition to the facilities described in the table above, we own or lease 24 warehousing and distribution facilities throughout the United States, Canada and the United Kingdom to facilitate the sale and distribution of our products.

        We believe that our facilities are generally suitable and adequate for the business being conducted and to service the requirements of our customers. In 2000 and 1999, the utilization of the facilities was consistent with historical patterns and, in the view of management, was satisfactory. Manufacturing facilities operated on 24 hour-a-day schedules on either a five or seven day a week basis. During 2001, Superior TeleCom experienced a decline in demand for its products due to the overall recessionary environment and certain industry specific conditions. In response, Superior TeleCom curtailed production at certain facilities and reduced the level of operations in each of its segments at various times during the year. In 2002, Superior TeleCom closed its communications segment's manufacturing facilities in Elizabethtown, Kentucky and Winnipeg, Manitoba and its magnet wire manufacturing facility in Rockford, Illinois. The Elizabethtown and Winnepeg facilities were sold in 2003. In 2003 we closed one of our facilities in Columbia City, Indiana that housed a continuous-cast copper rod unit. We will continue, as necessary, to take the appropriate actions to adjust our productive capacity.

Item 4. Security Ownership of Certain Beneficial Owners and Management

        On November 10, 2003, the effective date of the plan of reorganization of Superior TeleCom, after giving effect to the issuance and distribution of all securities as provided in that plan, there were issued and outstanding 16,500,000 shares of our common stock. The following table contains information as of that date regarding the number of shares of our common stock beneficially owned by (1) each person known by us to have beneficial ownership of more than 5% thereof, (2) each of our directors, (3) each of our executive officers and (4) all directors and executive officers as a group. The information contained herein is based on information contained in the plan of reorganization.

	Common Stock
Name and Address of Beneficial Owner(1)(2)	Number of Shares		Percent of Class
AP-ST LLC	2,477,288	(3)	15.0
Greenwater Holdings Ltd.	2,178,201		13.2
Angelo Gordon & Co., L.P.	1,204,542		7.3
Strategic Value Master Fund Ltd.	895,213		5.4
Castlerigg Master Investments Ltd.	868,918		5.3
Andrew D. Africk	2,477,288	(3)	15.0
Stephen M. Carter	—	(4)	—
Denys Gounot	—		—
James F. Guthrie	—		—
Monte R. Haymon	—		—
Andrew P. Hines	—		—
Perry J. Lewis III	—		—
David S. Aldridge	—		—
Justin F. Deedy, Jr.	—		—
H. Patrick Jack	—		—
Stephen C. Knup	—		—
All directors and executive officers as a group	2,477,288	(3)	15.0

*
Less than 1%

(1)
Unless otherwise indicated, the address of each beneficial owner is c/o Superior Essex Inc., 150 Interstate Parkway North, Atlanta, Georgia 30339.

(2)
The address of AP-ST LLC is Two Manhattanville Road, Purchase, New York 10577. The address of Greenwater Holdings Ltd. is c/o General Electric Capital Corporation, 201 High Ridge Road, Stamford, Connecticut 06927. The address of Angelo Gordon & Co., L.P. is 245 Park Avenue, New York, New York 10167. The address of Strategic Value Master Fund Ltd. is c/o State Street Cayman Trust Co. Ltd., West Bay Road, P.O. Box 3113 SMB, Safehaven Corporate Centre, Grand Cayman, Cayman Islands, British West Indies. The address of Castlerigg Master Investments Ltd. is c/o Citco Fund Services, Kaya Flamboyan 9, Curacao, Netherlands Antilles.

(3)
Represents shares owned by AP-ST LLC. Mr. Africk is a senior partner of Apollo Management, L.P., an affiliate of AP-ST LLC. Mr. Africk disclaims beneficial ownership of the shares owned by AP-ST LLC, except to the extent of his pecuniary interest in those shares owned, which is less than the total amount shown as being owned by AP-ST LLC.

(4)
Mr. Carter's employment agreement provides that on January 1, 2004, or as soon as practicable thereafter, SEI will grant Mr. Carter 330,000 shares of restricted common stock of SEI.

Item 5. Directors and Executive Officers

        The following table sets forth certain information concerning our directors as of November 10, 2003, the effective date of the plan of reorganization. Our certificate of incorporation provides for the division of our initial board of directors into three classes, as nearly equal in size as possible, with one class serving until the date of the 2004 annual meeting of stockholders, one class serving until the date of the 2005 annual meeting of stockholders and one class serving until the date of the 2006 annual meeting of stockholders. Upon the expiration of the term of office of each class of directors, the directors of that class or their successors will be elected for a term of three years. The classification of our directors has not yet been determined.

Directors

Name	Age	Position with Us and Other Business Experience
Andrew D. Africk	37
		Senior partner of Apollo Management, L.P., an investment and buy-out company, where Mr. Africk has been employed since 1992; director of SkyTerra Communications, Inc., a provider of satellite and communications services.
Stephen M. Carter	50
		Our Chief Executive Officer since November 10, 2003. President and Chief Executive Officer of Cingular Wireless, a provider of wireless services, from July 2000 to November 2002. Prior thereto, Mr. Carter served in various positions with SBC Communications and its predecessor company, Southwestern Bell, including President and Chief Executive Officer of SBC Wireless, President of SBC Strategic and Special Markets and President/Chief Executive Officer of Southwestern Bell Telecom.
Denys Gounot	50
		Principal of DG Network, a strategic advisory firm, since 2003; prior thereto, he held various positions as an officer with Lucent Technologies Inc., a provider of communications networks for communications service providers, including President of Lucent's optical fiber division.
James F. Guthrie	59
		Executive consultant, principally to early stage telecom technology enterprises, since 1999. Executive Vice President and Chief Financial officer of IXC Communications, Inc. (now Broadwing Communications), a network-based communications services provider, from 1995 to 1999.
Monte R. Haymon	66
		Chairman of the Board from January 2002 until his retirement in December 2002, and President and Chief Executive Officer from 1995 to January 2002, of Sappi Fine Paper North America, a manufacturer of coated and specialty paper products.

Andrew P. Hines	64
		Principal of Hines and Associates, a strategic senior management consulting firm, since 2000. Executive Vice President and Chief Financial Officer from October 2000 to October 2001 of Ardent Communications, Inc. (f/k/a CAIS Internet), a provider of broadband access and bundled data services, which filed a voluntary petition for reorganization under Chapter 11 of the Bankruptcy Code in October 2001. Executive Vice President and Chief Financial Officer from October 1997 to February 2000, and Executive Vice President, Strategic Planning and Business Development from February 2000 to June 2000, of Outboard Marine Corporation, a manufacturer of recreational boats and marine engines, which filed a voluntary Chapter 11 petition in December 2000.
Perry J. Lewis III	65
		Advisory director of CRT Capital Group/Sheffield Merchant Banking, an investment banking and merger and acquisitions advisory firm, since 2001. Senior Managing Director of Heartland Industrial Partners, a leveraged buyout firm, from 2000 to 2001. Founder and partner of Morgan, Lewis, Githens & Ahn, an investment banking and leveraged buyout firm, from 1980 to 2001. Director of Clear Channel Communications, Inc., a diversified media company.

Executive Officers

        The following table sets forth certain information concerning our executive officers as of November 10, 2003, the effective date of the plan of reorganization.

Name	Age	Position with Us and Other Business Experience
Stephen M. Carter	50
		Our Chief Executive Officer since November 10, 2003. President and Chief Executive Officer of Cingular Wireless, a provider of wireless services, from July 2000 to November 2002. Prior thereto, Mr. Carter served in various positions with SBC Communications and its predecessor company, Southwestern Bell, including President and Chief Executive Officer of SBC Wireless, President of SBC Strategic and Special Markets and President/Chief Executive Officer of Southwestern Bell Telecom.
David S. Aldridge	49
		Our Chief Financial Officer and Treasurer since November 10, 2003. Chief Financial Officer and Treasurer of Superior TeleCom from 1996 to November 10, 2003 and Chief Restructuring Officer of Superior TeleCom from January 2003 to November 10, 2003. Chief Financial Officer of Alpine from November 1993 to May 2003 and Treasurer of Alpine from January 1994 through April 2001.

Justin F. Deedy, Jr.	48
		Our Executive Vice President since November 10, 2003. Executive Vice President of Superior TeleCom and President of Superior TeleCom's subsidiary that comprised its communications segment from June 1999 to November 10, 2003. Senior Vice President of Superior TeleCom from July 1996 to June 1999 and President of Superior TeleCom's wholly-owned subsidiary, Superior Telecommunications Inc., from July 1993 to December 1999, when Superior Telecommunications was merged with and into another wholly-owned subsidiary of Superior TeleCom as part of an internal reorganization.
H. Patrick Jack	51
		President of our subsidiary that comprises the magnet wire segment since November 10, 2003. President of Superior TeleCom's subsidiary that comprised its magnet wire segment from August 2002 to November 10, 2003. President and Chief Operating Officer of Aristech Chemical Corporation, a chemicals and plastics business, from 1998 to 2002.
Stephen C. Knup(1)	60
		Our President and Chief Operating Officer since November 10, 2003. President and Chief Operating Officer of Superior TeleCom from January 2001 to November 10, 2003. Senior Vice President of Alpine from March 1999 through December 2000. Executive Vice President and Chief Financial Officer of MG North American Holdings, Inc., a U.S. subsidiary of Metallgesellschaft AG, from December 1994 through February 1999.

(1)
Mr. Knup has entered into a separation agreement with us that provides for his resignation from his employment with us as of December 31, 2003. See "Item 6. Executive Compensation—Superior Essex Inc.—Separation Agreement with Mr. Knup."

Item 6. Executive Compensation

Superior Essex Inc.

        In general, under the plan of reorganization, all employment policies, and all compensation and benefit plans, policies and programs, of Superior TeleCom applicable to its employees (whether current, former or retired) and the employees (whether current, former or retired) of its subsidiaries, including all tax-qualified savings plans, tax-qualified retirement plans, healthcare plans, disability plans, vacation and life, accidental death and dismemberment insurance plans, have been assumed by us. We did not assume any employment agreements, any deferred compensation or supplemental retirement plan or any severance plan or policy, except as described below. We retain the right to modify any benefit plan, policy or program in accordance with the terms of the applicable benefit plan or program. On the effective date of the plan of reorganization, we also assumed all outstanding obligations under employment letter agreements with each of Messrs. Aldridge, Deedy and Jack and all obligations under the Key Employee Retention Plan, the Severance Pay Plan, the Change in Control Severance Pay Plan, the Cash Incentive Bonus Pool Plan and the Deferred Compensation Plan of Essex Group, Inc. approved by the Bankruptcy Court.

        As of the effective date of the plan of reorganization, we adopted our Stock Incentive Plan, which provides for the issuance of stock options and/or restricted stock for up to 1,833,383 shares of our common stock (subject to adjustment to reflect changes in capitalization). Options issued to members of management during the six months following the effective date of the plan of reorganization will have an exercise price that is no greater than $10 per share, which is the value assigned to our common stock as of the effective date of the plan of reorganization. Options issued thereafter will be priced at fair market value on the date of issuance (or as otherwise determined by our board of directors or a committee thereof).

Compensation of Directors

        As of the effective date of the plan of reorganization, all members of our board of directors who are not our employees will receive an annual board retainer fee of $35,000 (pro-rated for partial years of service) and an annual retainer fee of $5,000 for board committee service. Non-employee directors will also receive $2,000 for each meeting of the board or of a committee of the board attended and will be reimbursed for their expenses for each meeting attended.

        Non-employee directors will also receive annual awards of stock options or restricted stock under our Stock Incentive Plan having a value at the time of grant equal to $35,000. The initial grant to our non-employee directors will be in the form of non-qualified stock options to purchase 7,000 shares of our common stock with an exercise price of $10 per share, which was the value assigned to our common stock as of the effective date of the plan of reorganization. The vesting period of the stock options to be granted to non-employee directors has yet to be determined. Our Stock Incentive Plan currently provides that up to a maximum of 183,333 shares of our common stock (subject to adjustment to reflect changes in capitalization) may be issued to non-employee directors and prospective non-employee directors.

Employment and other Agreements and Plans

        Employment Agreement with Mr. Carter.    Stephen M. Carter serves as our Chief Executive Officer under an employment agreement dated November 10, 2003. The employment agreement with Mr. Carter is for an initial four-year term and, thereafter, the term automatically extends for an additional one-year period unless either we or Mr. Carter provides the other 90 days' prior written notice before the end of any term that the term will not be extended. The employment agreement may also be terminated at any time by us with or without cause (as defined in the employment agreement) or on account of Mr. Carter's disability, by Mr. Carter with or without "good reason" (as defined in the employment agreement) and automatically upon Mr. Carter's death. An election by us not to extend the agreement is treated as a termination by Mr. Carter for "good reason."

        During the employment term, Mr. Carter will receive an annual base salary of at least $600,000, which base salary will be reviewed by our board of directors annually, and an annual bonus based upon the achievement of certain performance targets, with a target annual bonus of 50% of his then base salary. If we terminate Mr. Carter without "cause" or Mr. Carter terminates for "good reason," Mr. Carter will be entitled to receive continued payment of his base salary for 12 months (less any other severance or similar termination benefits payable under our plans, programs or arrangements).

        The employment agreement further provides that on January 1, 2004, we will issue to Mr. Carter 330,000 shares of restricted common stock. Subject to Mr. Carter's continued employment with us, this restricted stock will vest with respect to 12.5% of such shares at the end of each six-month period that occurs during the period commencing on the effective date of the plan of reorganization and ending on the fourth anniversary of that date. Upon a change in control, the restricted stock will be fully vested. In addition, if we terminate Mr. Carter without "cause" or Mr. Carter terminates for "good reason" prior to the first anniversary of the effective date of the plan of reorganization, the restricted stock will vest with respect to the number of shares that would have become vested if he had remained employed by us through the first anniversary of the effective date of the plan of reorganization. If such termination occurs on or after the first anniversary of the effective date of the plan of reorganization, the restricted stock will vest with respect to a pro rata portion of the shares that would have become vested if he had remained employed by us through the next vesting date. In certain circumstances, we may be obligated to repurchase shares of common stock from Mr. Carter at its then fair market value if Mr. Carter has a tax liability related to the vesting of any shares in excess of the amount of statutory minimum federal, state and local withholding taxes.

        Letter Agreements with Messrs. Aldridge, Deedy and Jack.    We have entered into letter agreements with each of David S. Aldridge, Justin F. Deedy, Jr. and H. Patrick Jack, which provide that we intend to deliver a form of employment agreement to each of them within three months following the effective date of the plan of reorganization. The forms of employment agreement must be consistent with each of the executives' positions as senior executive officers and must provide, among other things, (i) for a base salary and an annual cash bonus opportunity that are no less favorable than those set forth in the prior employment agreements between the executives, Superior TeleCom and Superior Telecommunications (or, in the case of Mr. Deedy, a previously proposed employment agreement), (ii) that the executives will participate in our management equity incentive plan at a level commensurate with their positions and (iii) that the executives will be entitled to receive severance payments and benefits no less favorable than the severance payments and benefits specified in the next paragraph in the event that their employment is terminated by us without "cause" or by the executives for "good reason" within two years following the effective date of the plan of reorganization.

        If we do not timely deliver a form of employment agreement to any of Messrs. Aldridge, Deedy and Jack, the executive will have the right to terminate his employment within 30 days following the expiration of the three-month period and to receive the following severance payments and benefits, provided the executive first delivers (and does not revoke) a general release of claims:

  •
  a lump sum in cash equal to $144,900, $100,401, and $61,875 for Messrs. Aldridge, Deedy and Jack, respectively, which represents the remaining installment of their respective "stay bonuses" under the Superior TeleCom Inc. Key Employee Retention Plan;

  •
  a lump sum in cash equal to $600,000, which amount will be in lieu of any severance benefit payable to the executive under the Superior TeleCom Inc. Severance Pay Plan; and

  •
  for one year after the date of termination (or, if earlier, until the executive becomes covered (or eligible to become covered) by plans of a subsequent employer or other entity to which the executive provides services providing comparable benefits or the executive's failure to pay any required contribution or premium), continued participation in our health and welfare plans.

        As a condition of the receipt of the foregoing severance payments and benefits, the executive will be subject to a confidentiality covenant and to a one-year restriction on competition and solicitation of employment of our employees.

        Separation Agreement with Mr. Knup.    In connection with Superior TeleCom's emergence from bankruptcy, Superior TeleCom and Superior Telecommunications entered into a separation letter agreement with Stephen C. Knup under which Mr. Knup will resign, effective as of December 31, 2003, from his position as our President and Chief Operating Officer, from employment with us and our subsidiaries and from all other executive offices and trusteeships with, or relating to, us and our subsidiaries that Mr. Knup holds as of that date. Under the separation agreement, SEI will pay Mr. Knup a lump sum cash payment in the amount of $426,196, which amount represents the severance benefit payable to Mr. Knup under the Superior TeleCom Inc. Severance Pay Plan. Mr. Knup will also be paid $24,588 for accrued vacation plus any unreimbursed business and medical expenses incurred through the date of termination. The foregoing amounts, less applicable withholding and other payroll deductions, will only be paid if Mr. Knup first delivers (and does not revoke) a general release of claims. As a condition of the receipt of the foregoing severance payments and benefits, Mr. Knup will be subject to a confidentiality covenant and to a one-year restriction on competition and solicitation.

        Compensation Under Plans.    Messrs. Aldridge, Deedy and Jack have been designated as participants in our Change in Control Severance Pay Plan. If we terminate any of these executives without "cause" or if any of these executives terminates for "good reason" (each as defined in the plan) during the period commencing on the date of a "change in control" (as defined in the plan) and ending on the first anniversary of such date, the executive will be entitled to a lump such cash severance benefit provided the executive first delivers (and does not revoke) a general release of claims. The amount of the benefit is equal to 220% of the sum of the executives "base pay" (as defined in the plan) and the executive's target performance bonus (65% of base pay for Messrs. Aldridge and Deedy and 60% for Mr. Jack). The severance benefit payable under our Change in Control Severance Pay Plan is in lieu of any other severance pay, including the severance payment payable under the letter agreements with Messrs. Aldridge, Deedy and Jack described above. The maximum amount of severance benefits payable to all participants under the Change in Control Severance Pay Plan is $4.34 million. If an executive becomes entitled to payments or benefits which would constitute "parachute payments" within the meaning of the Internal Revenue Code and subject the executive to an excise tax, the executive may be entitled to an additional tax gross-up payment.

        Messrs. Aldridge, Deedy and Jack have also been designated as participants in our Key Employee Retention Plan. The executives are entitled to retention and incentive bonuses based on a percentage of their base salary, with the incentive component based on our liquidity on the effective date of the plan of reorganization. The executive generally must remain continuously employed through the date bonuses are paid to be eligible to receive bonus payments. Messrs. Aldridge, Deedy and Jack are entitled to receive retention bonuses of $386,400, $267,736 and $165,000, respectively, payable in three installments. The first two installments were paid on May 3, 2003 and September 4, 2003. The final installments of $144,900, $100,401 and $61,875 for Messrs. Aldridge, Deedy and Jack, respectively, will be paid on May 10, 2004, but may be paid earlier if certain events occur. The incentive bonus was paid in a lump sum cash payment on November 25, 2003. Messrs. Aldridge, Deedy and Jack received incentive bonuses of $144,900, $100,401 and $61,875, respectively.

Superior TeleCom

Summary Compensation Table

        The following table sets forth certain information for the years ended December 31, 2002, 2001 and 2000 with respect to compensation earned by or paid to Superior TeleCom's Chief Executive Officer, each of the four most highly compensated executive officers of Superior TeleCom other than the Chief Executive Officer and one additional individual for whom disclosure would have been provided but for the fact that the individual was not serving as an executive officer of Superior TeleCom at December 31, 2002.

		Annual Compensation(1)					Long-Term Compensation Awards
Name and Principal Position	Fiscal Year	Salary	Bonus		Other Annual Compensation		Restricted Stock		Option Shares(6)		Other(8)
Steven S. Elbaum(11) Chairman and Chief Executive Officer	2002 2001 2000	$725,000 725,000 175,000					$962,500	(5)	1,250,000	(7)	$811,578 12,941	(9)
Stephen C. Knup President and Chief Operating Officer	2002 2001 2000	$425,000 425,000					$550,000	(5)	500,000		$22,125 20,379
David S. Aldridge(12) Chief Financial Officer	2002 2001 2000	$290,000 290,000					$275,000	(5)	250,000	(7)	$8,709 2,062
Justin F. Deedy, Jr. Executive Vice President of Superior TeleCom and President of the Communications Segment	2002 2001 2000	$279,600 278,892 269,200	$88,000	(2)	$9,006 18,150	(4) (4)	$190,143 106,771	(5) (5)	230,476 31,173	(7)	$178,272 24,860 35,306	(10)
H. Patrick Jack(13) President of the Magnet Wire Segment	2002 2001 2000	$114,585	$75,000	(3)
Harold M. Karp(14) President of Electrical Group	2002 2001 2000	$239,591 250,000 163,525	$33,600				$82,500	(5)	150,000		$132,635 72,904 8,843	(10)

(1)
The aggregate dollar value of all perquisites and other personal benefits, securities or property earned by or paid to any of the named individuals did not exceed the lesser of $50,000 or 10% of the total annual salary and bonus set forth for such individual during the applicable period.

(2)
Includes annual cash incentive bonus payments awarded pursuant to Superior TeleCom's annual cash incentive bonus program and discretionary cash bonuses determined by the Executive Compensation and Organization Committee, which we sometimes refer to as the compensation committee, of the board of directors of Superior TeleCom.

(3)
Represents a special one-time sign-on bonus paid to Mr. Jack in connection with his commencing employment, subject to repayment in certain circumstances.

(4)
Represents the contractual forgiveness of loans to Mr. Deedy for certain fringe benefits made prior to the effective date of the Sarbanes-Oxley Act of 2002.

(5)
Based on (a) the closing price of $2.75 of Superior TeleCom's common stock on January 2, 2001, the date on which the 2001 restricted stock grants were made to the named executive officers by Superior TeleCom, and (b) the closing price of $12.813 of Superior TeleCom's common stock on April 10, 2000, the date on which the 2000 restricted stock grant was made to Mr. Deedy.

  The shares of restricted stock granted to the named executive officers on January 2, 2001 vested on each of the first, second and third anniversaries of the date of grant in installments of 25%, 25% and 50%.

  The 8,333 shares of restricted stock granted to Mr. Deedy on April 10, 2000 represent a portion of Mr. Deedy's discretionary annual bonus which Superior TeleCom's compensation committee automatically deferred to Superior TeleCom's Deferred Stock Account Plan; such restricted stock vested on the second anniversary date of the grant and was to be distributed from the Deferred Stock Account Plan at the end of the deferral period elected by Mr. Deedy in accordance with the terms of the plan. Under the Deferred Stock Account Plan, Mr. Deedy was entitled to a matching contribution in shares of Superior TeleCom's common stock equal to 25% of the shares that were deferred for a three-year period and an additional 25% of the shares that were deferred for the full five-year period.

  The following table presents the number of shares of restricted common stock awarded by Superior TeleCom to the executive officers named above on each of the aforementioned dates, the total number of shares of such restricted stock granted to such officers as of December 31, 2002 and the aggregate value of such restricted stock, based on the closing price of $0.15 of Superior TeleCom's common stock on December 31, 2002.

Name	April 10, 2000	January 2, 2001	Total Shares of Restricted Stock Granted as of December 31, 2002	Aggregate Value of Restricted Stock as of December 31, 2002
Steven S. Elbaum	—	350,000	350,000	$52,500
Stephen C. Knup	—	200,000	200,000	30,000
David S. Aldridge	—	100,000	100,000	15,000
Justin F. Deedy, Jr.	8,333	69,143	77,476	11,621
H. Patrick Jack	—	—	—	—
Harold M. Karp	—	30,000	30,000	4,500

  Pursuant to the terms of an agreement, dated as of September 13, 2002, among Superior TeleCom, a subsidiary of Superior TeleCom and Mr. Elbaum, which we sometimes refer to as the separation agreement and which is described below under "Employment Agreements," Mr. Elbaum's shares of restricted stock fully vested on December 31, 2002 upon his resignation as Chief Executive Officer of Superior TeleCom. Mr. Karp's remaining 22,500 unvested shares of restricted stock were forfeited upon his cessation of employment with Superior TeleCom as a result of the Electrical Sale.

  Mr. Jack's employment agreement provided that Superior TeleCom would recommend to the compensation committee that Mr. Jack receive a grant of 30,000 shares of restricted stock. This grant was not awarded. See "Employment Agreements" below.

  All shares of restricted common stock granted by Superior TeleCom were cancelled pursuant to Superior TeleCom's plan of reorganization.

(6)
Does not include options to purchase Superior TeleCom's common stock owned by Alpine and granted by Alpine in 1999 and 2000 to any such individuals in their capacity as employees of Alpine or options to purchase shares of Alpine's common stock granted by Alpine to any such individuals in their capacity as employees of Alpine.

  Mr. Karp's unvested options lapsed following his cessation of employment with Superior TeleCom as a result of the Electrical Sale. His vested options were exercisable for a period of 90 days thereafter, but were not exercised.

(7)
Includes, in the case of Messrs. Elbaum, Aldridge and Deedy, grants of replacement options to purchase 572,388, 104,178 and 230,476 shares, respectively. Stock options (whether vested or unvested) granted prior to January 2, 2001 and for which the exercise price exceeded $2.75, the closing price of Superior TeleCom's common stock on January 2, 2001, were cancelled in exchange for the grant of a replacement stock option to purchase the same number of shares of Superior TeleCom's common stock underlying the cancelled stock option. Each replacement stock option was subject to a right of repurchase by Superior TeleCom, which entitled Superior TeleCom to repurchase 100% of the then unexercised portion of the replacement stock option (whether vested or unvested) for a specified repurchase price. The repurchase right was not exercised and subsequently expired on July 1, 2002.

  All options to purchase shares of Superior TeleCom's common stock were cancelled pursuant to Superior TeleCom's plan of reorganization.

(8)
The amounts set forth include (a) matching contributions made by Superior TeleCom under a defined contribution plan, (b) medical reimbursement, (c) with respect to Messrs. Elbaum, Knup and Karp, value of the use of a company-owned automobile, (d) with respect to Mr. Deedy, an automobile allowance, and (e) with respect to Mr. Karp, a relocation allowance paid in 2001.

(9)
The amounts set forth include (a) $750,000 paid to Mr. Elbaum in 2002 in consideration for his resignation as Chief Executive Officer, his covenant not to compete and other valid consideration, including facilitating Superior TeleCom's September 2002 amendment to its credit facility and the Electrical Sale and (b) $41,896 for accrued vacation due Mr. Elbaum as of his resignation date and paid by Superior TeleCom pursuant to Mr. Elbaum's separation agreement. The aggregate amount of payments accepted by Mr. Elbaum pursuant to his separation agreement with Superior TeleCom was less than the severance payments to which Mr. Elbaum otherwise would have been entitled pursuant to the terms of his employment agreement with Superior TeleCom.

(10)
The amounts set forth include, with respect to Messrs. Deedy and Karp, $162,358 and $117,598 paid, respectively, as a result of the termination of the Superior Essex Nonqualified 401(k) Wrap Plan in March 2002.

(11)
Pursuant to the terms of his separation agreement with Superior TeleCom, effective as of December 31, 2002, Mr. Elbaum resigned from his position as Chief Executive Officer of Superior TeleCom, from employment with Superior TeleCom and its subsidiaries and from all other executive offices and trusteeships with, or relating to, Superior TeleCom and its subsidiaries that Mr. Elbaum held prior to such date.

(12)
Mr. Aldridge served as Chief Financial Officer of Superior TeleCom. He was previously employed by Alpine and, effective as of January 1, 2001, he became an employee of Superior TeleCom as described under "Employment Agreements."

(13)
Mr. Jack served as President of Superior TeleCom's subsidiary that comprised its magnet wire segment. Effective as of August 1, 2002, he became an employee of Superior TeleCom as described under "Employment Agreements."

(14)
Effective as of December 11, 2002, Mr. Karp's service as President of the Electrical Group of Superior TeleCom ceased as a result of the Electrical Sale.

Stock Option Grants During Year Ended December 31, 2002

        There were no stock option grants to any of the named executive officers by Superior TeleCom during the year ended December 31, 2002. Mr. Jack's employment agreement provided that Superior TeleCom would recommend to the compensation committee of the board of directors of Superior TeleCom that Mr. Jack receive an initial stock option grant to purchase 100,000 shares of Superior TeleCom's common stock, but this grant was not awarded. See "Employment Agreements" below.

Aggregated Option Exercises and Year-End Option Values

        The following table presents information for the individuals named above as to the exercise of Superior TeleCom stock options during the year ended December 31, 2002 and the number of shares of Superior TeleCom's common stock underlying, and the value of, unexercised options outstanding at December 31, 2002:

	Exercises During 2002		Number of Shares Underlying Unexercised Options(1)		Value of Unexercised In-the-Money Options(2)
Name	Shares Acquired on Exercise	Realized Value
			Exercisable	Unexercisable	Exercisable	Unexercisable
Steven S. Elbaum	—	—	416,666	833,334	—	—
Stephen C. Knup	—	—	166,666	333,334	—	—
David S. Aldridge	—	—	83,333	166,667	—	—
Justin F. Deedy, Jr.	—	—	76,825	153,651	—	—
H. Patrick Jack	—	—	—	—	—	—
Harold M. Karp(3)	—	—	50,000	—	—	—

(1)
Does not include options to purchase Superior TeleCom's common stock owned by Alpine and granted by Alpine in 1999 and 2000 to any such individuals in their capacity as employees of Alpine or options to purchase Alpine's common stock granted by Alpine to any such individuals in their capacity as employees of Alpine.

(2)
Based on the closing price of $0.15 of Superior TeleCom's common stock on December 31, 2002.

(3)
Mr. Karp's unvested options to purchase 100,000 shares of Superior TeleCom's common stock lapsed following his cessation of employment with Superior TeleCom as a result of the Electrical Sale. His vested options to purchase 50,000 shares of Superior TeleCom's common stock were exercisable for a period of 90 days thereafter, but were not exercised.

Compensation of Directors

        The annual retainer of Superior TeleCom for directors who were not employees of Superior TeleCom or otherwise compensated by Superior TeleCom was $30,000, together with expenses of attendance. The non-employee directors of Superior TeleCom also received $1,500 for each meeting of the board of directors of Superior TeleCom or of a committee of the board attended. Non-employee directors who chaired committees of the board of directors of Superior TeleCom received an additional annual fee of $3,000. Effective as of January 1, 2003, retainer and meeting fees were paid in cash.

        Prior to January 1, 2003, pursuant to the Superior TeleCom Inc. Stock Compensation Plan for Non-Employee Directors, non-employee directors of Superior TeleCom received all or a portion of the annual retainer in either deferred stock or stock options. These equity awards were cancelled as a result of Superior TeleCom's plan of reorganization.

        In July 2001, non-employee directors of Superior TeleCom were provided a one-time opportunity to elect to cancel outstanding awards of unvested restricted stock granted prior to July 1, 2001 under the Superior TeleCom stock compensation plan in exchange for shares of deferred stock.

        In October 2002, under Superior TeleCom's 1996 Stock Incentive Plan, non-employee directors of Superior TeleCom received annual nondiscretionary grants of nonqualified stock options to purchase 7,500 shares of Superior TeleCom's common stock. These options vested as to one-third of the shares of Superior TeleCom's common stock on each of the three anniversaries following the date of grant (provided that the non-employee director continuously served as a director of Superior TeleCom on each vesting date) or, if earlier, upon a change in control, a non-employee director's death or a non-employee director's failure to stand for reelection or the failure to be reelected after attaining age 65. Following Superior TeleCom's Chapter 11 filing in March 2003, Superior TeleCom did not make any grants in 2003 under this plan. None of these options were exercised and all of them were cancelled pursuant to Superior TeleCom's plan of reorganization.

        Effective as of January 2, 2001, Superior TeleCom's board of directors approved the director stock option restructuring program under Superior TeleCom's 1996 Stock Incentive Plan. Under the program, non-employee directors were able to elect to cancel all of their outstanding stock options (whether vested or unvested) granted prior to January 2, 2001 and for which the exercise price exceeded $2.75, the closing price of Superior TeleCom's common stock on January 2, 2001, in exchange for the grant of a replacement stock option to purchase 90% of the number of shares of Superior TeleCom's common stock underlying the cancelled stock option. The replacement stock option had an exercise price equal to $2.75, the fair market value of Superior TeleCom's common stock on January 2, 2001 and vested as to one-third of the shares of Superior TeleCom's common stock subject to such option on each of the first three anniversaries of the date of grant, provided that the non-employee director continuously served as a director of Superior TeleCom on each vesting date. The replacement stock option was subject to a right of repurchase by Superior TeleCom, which entitled Superior TeleCom to repurchase 100% of the then unexercised portion of the replacement stock option (whether vested or unvested) for a specified repurchase price. The repurchase right was not exercised and subsequently expired on July 1, 2002. None of these options were exercised and all of them were cancelled pursuant to Superior TeleCom's plan of reorganization.

        In connection with the Electrical Sale, Superior TeleCom's board of directors formed a special committee of independent directors to negotiate and approve the transaction and the board approved the payment of meeting fees for the directors who served on the special committee. Robert J. Levenson, the chairman of the committee, received a per meeting fee of $3,000 and Eugene P. Connell and Charles Y.C. Tse each received a per meeting fee of $2,500. The aggregate amount paid to these Superior TeleCom directors in connection with their service on the special committee was $122,500.

Employment Agreements

        In order to facilitate Superior TeleCom's September 2002 amendment to its credit facility and the Electrical Sale, Superior TeleCom and a subsidiary of Superior TeleCom entered into the separation agreement with Mr. Elbaum pursuant to which Mr. Elbaum resigned, effective as of December 31, 2002, from his position as Chief Executive Officer of Superior TeleCom, from employment with Superior TeleCom and its subsidiaries and from all other executive offices and trusteeships with, or relating to, Superior TeleCom and its subsidiaries that Mr. Elbaum held prior to such date (although Mr. Elbaum remained Chairman of the Board).

        Pursuant to the separation agreement, Superior TeleCom paid Mr. Elbaum a lump sum cash payment in the amount of $750,000, less applicable withholding and other payroll deductions on the date of termination, in consideration for his resignation, his covenant not to compete and other consideration. Mr. Elbaum was also paid $41,896 for accrued vacation in accordance with Superior TeleCom's then existing policy. In addition, Mr. Elbaum was entitled to reimbursement for any unreimbursed business and medical expenses incurred through the date of termination in accordance with Superior TeleCom's policy, vested accrued benefits, if any, under and in accordance with the terms of any tax-qualified plan and continuation coverage under the Consolidated Omnibus Budget Reconciliation Act of 1985, as amended. The aggregate amount of payments accepted by Mr. Elbaum pursuant to the separation agreement was less than the severance payments to which Mr. Elbaum otherwise would have been entitled pursuant to the terms of his employment agreement with Superior TeleCom.

        Superior TeleCom had employment agreements with Messrs. Knup and Aldridge, which provided for their serving as President and Chief Operating Officer of Superior TeleCom and Senior Vice President and Chief Financial Officer of Superior TeleCom, respectively. Superior TeleCom also had an employment agreement with Mr. Jack providing for his service as Senior Vice President of Superior TeleCom and President of Superior TeleCom's subsidiary that comprised its magnet wire segment. The employment agreements provided that the executives were to receive a base salary of $425,000, $290,000 and $275,000, respectively, as adjusted annually for increases in the consumer price index. As a result of his enhanced responsibilities with Superior TeleCom, including his appointment as Chief Restructuring Officer of Superior TeleCom in January 2003, Superior TeleCom increased Mr. Aldridge's base salary effective as of March 31, 2003 to $345,000. The agreements also provided for an annual fiscal year bonus based on the incentive plan for senior management and provided for certain other benefits, including a retirement plan, fringe benefits and medical, dental and other insurance benefits.

        Mr. Jack's employment agreement provided that Superior TeleCom would recommend to the compensation committee of the board of directors of Superior TeleCom that Mr. Jack receive a grant of 30,000 shares of restricted common stock of Superior TeleCom and an initial stock option grant to purchase 100,000 shares of Superior TeleCom's common stock. These grants were not awarded.

        The employment agreements for Messrs. Knup, Aldridge and Jack were for a term ending upon the occurrence of any of the following events: (1) death or disability of the executive; (2) termination by Superior TeleCom without "cause" or for "cause"; or (3) termination by the executive for "good reason" or without "good reason." Generally, if the executive were to terminate his employment for "good reason" or Superior TeleCom were to terminate his employment without cause, the executive was entitled to receive a severance payment equal to one and one-half times his annual salary and annual bonus for the prior year. In the event of termination of employment under other circumstances, including a "change in control" of Superior TeleCom or Alpine (as defined in the employment agreement) for Messrs. Knup and Aldridge or a change in control of Superior TeleCom or a "divisional change in control" (as defined in the employment agreement) for Mr. Jack, the executives were entitled to varying benefits described in the employment agreement.

        Superior TeleCom assumed the obligations of its wholly-owned subsidiary under an employment agreement with Mr. Deedy providing for his employment by Superior TeleCom at an annual base salary of $279,600, as adjusted annually for increases in the Consumer Price Index, plus an annual performance-based bonus. The agreement was terminable by either party on notice, for cause by Superior TeleCom or upon the occurrence of certain other events. The agreement contained certain provisions relating to compensation upon his termination, including termination following a change in control. In addition, the agreement provided for certain other benefits, including medical, dental and other insurance benefits.

        All of the foregoing employment agreements were rejected under Superior TeleCom's plan of reorganization.

Compensation Committee Interlocks and Insider Participation

        Messrs. Connell, Elbaum and Levenson served on the Executive Compensation and Organization Committee of the board of directors of Superior TeleCom during the year ended December 31, 2002. There were no compensation committee interlocks or insider (employee) participation during such period.

Item 7.    Certain Relationships and Related Transactions

        Andrew D. Africk, who became one of our directors on the effective date of the plan of reorganization, is a senior partner of Apollo Management, L.P., an affiliate of which held secured debt of Superior TeleCom and was therefore entitled to receive, pursuant to the plan of reorganization, 2,477,288 shares of our common stock, 750,693 shares of SEHC's series A preferred stock and $21.8 million principal amount of senior notes of SEC-LLC and EGI.

        In connection with the Electrical Sale, Alpine Holdco, Essex Electric and Superior TeleCom entered into a Supply and Transitional Services Agreement. Under this agreement, Essex Electric, among other things, agreed to purchase from Superior TeleCom certain specified quantities of its overall requirements of copper rod. The specified quantities represented a range of Essex Electric's estimated total annual copper rod requirements for use in its building and industrial wire manufacturing process. The purchase price for copper rod specified in this agreement is based on the COMEX price plus an additional amount to reflect conversion to copper rod. This agreement also provided for Superior TeleCom's provision of certain administrative services to Essex Electric. Charges for these services were generally based on actual usage or an allocated portion of the total cost to Superior TeleCom. Sales of copper rod under the agreement from December 11, 2002 to December 31, 2002 were $10.8 million and the cost for administrative services for 2002 was $0.3 million. Sales of copper rod to Essex Electric for the nine months ended September 30, 2003 were $84.1 million and the cost for administrative services was $3.6 million.

        On November 7, 2003, this agreement was replaced by a new Supply and Services Agreement between SEI and Essex Electric. The new agreement provides for the supply by us to Essex Electric of copper rod, on similar pricing terms, for 2004 and our provision of certain specified administrative services that are more limited than those contained in the original agreement. The new agreement expires on December 31, 2004 but may be terminated at any time prior to that by mutual consent of Essex Electric and us. Additionally, the parties may terminate various services provided for under the agreement upon certain prior notice as provided therein. We may terminate our obligations to supply copper rod upon 60 days' notice given any time after January 1, 2004 if Essex Electric has purchased less than certain minimum quantities of copper rod specified in the agreement.

        In December 2001, Alpine, Superior TeleCom and a subsidiary of Superior TeleCom entered into a reimbursement agreement pursuant to which Alpine committed to advance on behalf of Superior TeleCom's subsidiary approximately $3.8 million to be used solely to pay one quarterly cash interest payment on Superior TeleCom's subsidiary's senior subordinated notes. In May 2002, the commitment was funded and, pursuant to the terms of the reimbursement agreement, Superior TeleCom issued junior subordinated PIK notes to Alpine in the face amount of the funds advanced, with such notes due seven years from the date issued. Interest on these notes was payable in the form of additional junior subordinated PIK notes for as long as the indebtedness arising under Superior TeleCom's subsidiary's senior credit agreement remained outstanding. Superior TeleCom's subsidiary issued to Alpine a junior subordinated PIK note in the original principal amount of $93,913 as part of the consideration for Alpine's commitment. As additional consideration, Superior TeleCom also issued Alpine warrants to purchase 200,000 shares of Superior TeleCom's common stock at an exercise price of $1.41 per share, and was obligated to issue Alpine warrants to purchase an additional 50,000 shares of Superior TeleCom's common stock at the same exercise price upon obtaining requisite stockholder approval of such issuance. In addition, because the commitment was actually drawn upon, Alpine was to be issued, subject to obtaining requisite stockholder approval of such issuance, additional warrants to purchase up to 2.1 million shares of Superior TeleCom's common stock; the first 900,000 warrants at an exercise price of $1.41, with the remainder at an exercise price of $1.69. All of the aforementioned warrants were canceled in connection with the Electrical Sale, and all indebtedness and other obligations of Superior TeleCom and its subsidiary to Alpine under this arrangement were canceled pursuant to the plan of reorganization.

        Alpine owns one-eighth of an interest in each of two aircraft pursuant to an arrangement with Raytheon Travel Air Company. For the year ended December 31, 2002, Superior TeleCom paid to Alpine $164,000 in maintenance fees and $79,000 in usage fees, which amounts represent the maintenance and usage fees allocable to Superior TeleCom's usage of the aircraft in 2002.

Item 8. Legal Proceedings

        On March 3, 2003, Superior TeleCom and certain of its U.S. subsidiaries filed voluntary petitions for relief under Chapter 11 of the United States Bankruptcy Code in the Unites States Bankruptcy Court for the District of Delaware. On October 22, 2003, the Bankruptcy Court confirmed the plan of reorganization, and the plan of reorganization became effective on November 10, 2003. See "Item 1. Business—Chapter 11 Filing and Reorganization."

        Our operations are subject to environmental laws and regulations in each of the jurisdictions in which we own or operate facilities governing, among other things, emissions into the air, discharges to water, the use, handling and disposal of hazardous substances and the investigation and remediation of soil and groundwater contamination both on-site at past and current facilities and at off-site disposal locations. On-site contamination at certain of our facilities is the result of historic activities, including certain activities attributable to Superior TeleCom's and our operations and those occurring prior to the use of a facility by Superior TeleCom or us. Off-site liability includes clean-up responsibilities and response costs incurred by others at various sites, under federal or state statutes, for which Superior TeleCom has been identified by the United States Environmental Protection Agency, or state environmental agency, as a Potentially Responsible Party, or "PRP," or the equivalent.

        EGI's parent, Essex International Inc. (including subsidiaries thereof), which Superior TeleCom acquired in 1998 and 1999, has been named as a PRP at a number of sites. Many of the sites for which Essex International is currently named as a PRP are covered by an indemnity from United Technologies Corporation provided in connection with the February 1988 sale of EGI by United Technologies to Essex International. Pursuant to the indemnity, United Technologies agreed to indemnify Essex International against losses incurred under any environmental protection and pollution control laws or resulting from, or in connection with, damage or pollution to the environment arising from events, operations or activities of EGI prior to February 29, 1988, or from conditions or circumstances existing at or prior to February 29, 1988. In order to be covered by the indemnity, the condition, event or circumstance must have been known to United Technologies prior to, and United Technologies must have received notice of the indemnity claim during the five-year period commencing on, February 29, 1988. The sites covered by this indemnity historically have been handled directly by United Technologies and required payments generally have been made directly by United Technologies. Most of these sites are mature sites where allocations of liability have been settled and remediation is well underway or has been completed.

        United Technologies also provided an additional environmental indemnity, referred to as the "basket indemnity." This indemnity relates to liabilities arising from environmental events, conditions or circumstances existing at or prior to February 29, 1988 of which United Technologies received notice during the five-year period commencing on February 29, 1988. As to such liabilities, Essex International is responsible for the first $4.0 million incurred. Thereafter, United Technologies has agreed to indemnify Essex International fully for any liabilities in excess of $4.0 million.

        Apart from the indemnified sites, Essex International has been named as a PRP or a defendant in a civil lawsuit at, or has received inquiries from regulatory agencies involving, a number of off-site or formerly owned sites. Operations of Superior Telecommunications Inc. and DNE, which were subsidiaries of Superior TeleCom, have resulted in releases of hazardous substances or wastes at sites currently or formerly owned or operated by such companies. Superior TeleCom had an accrual in the amount of $1.9 million to cover its environmental matters as of December 31, 2002. This accrual was based on management's best estimate of Superior TeleCom's exposure in light of relevant available information. Except for the air quality matters involving two Indiana facilities, none of the sites or matters mentioned above involves the imposition of sanctions, fines or administrative penalties on us. We believe that any of the environmental proceedings in which we are involved have been or will be addressed in the bankruptcy claims resolution process or will not have a material adverse effect upon us. There can be no assurance that future developments will not alter this conclusion.

        Since approximately 1990, Essex International has been named as a defendant in a number of product liability lawsuits brought by electricians and other skilled tradesmen claiming injury from exposure to asbestos found in electrical wire products produced many years ago. Litigation against various past insurers of Essex International who had previously refused to defend and indemnify Essex International against these lawsuits was settled during 1999. Under the settlement, Essex International was reimbursed for substantially all of its costs and expenses incurred in the defense of these lawsuits, and the insurers have undertaken to defend, are currently directly defending and, if it should become necessary, will indemnify Essex International against those asbestos lawsuits, subject to the terms and limits of the respective policies. Under the plan of reorganization, certain of the claimants in these actions will be able to assert claims under applicable insurance coverage and other similar arrangements. We believe that Essex International's liability, if any, in these matters will not have a material adverse effect either individually, or in the aggregate, upon our business, financial condition, liquidity or results of operations. There can be no assurance, however, that future developments will not alter this conclusion.

        On January 18, 2002, United Technologies brought a third party claim against Essex International in a civil action in Massachusetts. United Technologies had been sued by an insurer for, among other things, approximately $3.1 million in compensatory damages for retrospective premiums for 1999, 2000 and 2001 relating to certain events that allegedly occurred while EGI was a subsidiary of United Technologies. United Technologies' third party complaint against Essex International contended, among other things, that Essex International had agreed, in the stock purchase agreement dated January 15, 1998, to pay such premiums and sought a declaratory judgment, contribution and indemnification for any such retrospective premiums that United Technologies might have to pay the insurer. On January 13, 2003, the court granted the insurer's motion for summary judgment against United Technologies and Essex International's motion to dismiss with prejudice United Technologies' claim against it. United Technologies thereafter indicated an intention to appeal the ruling dismissing the action against Essex International. However, before Essex International's time to respond, those proceedings were stayed by the filing of Superior TeleCom's bankruptcy proceedings. United Technologies and the insurer filed proofs of claim in connection with Superior TeleCom's bankruptcy. We believe that these claims will be addressed in the bankruptcy claims resolution process or will not have a material adverse effect on us. There can be no assurance that future developments will not alter this conclusion.

        We also are engaged in certain litigations arising in the ordinary course of business. While the outcome of these litigations can never be predicted with certainty, we do not believe that any of these litigations, or any threatened proceedings, either individually or in the aggregate, will have a material adverse effect on our business, financial condition, liquidity or results of operations.

Item 9. Market Price of and Dividends on the Registrant's Common Equity and Related Stockholder Matters

  (a)
  Market Information

        Our common stock is quoted on the Pink Sheets under the trading symbol "SESXV," but there can be no assurance that an active and liquid trading market will develop.

  (b)
  Holders

        Our transfer agent is American Stock Transfer & Trust Company, 59 Maiden Lane, New York, New York 10038.

        On November 10, 2003, the effective date of the plan of reorganization of Superior TeleCom, after giving effect to the issuance and distribution of all securities as provided in that plan, there were 16,500,000 shares of our common stock issued and outstanding and there were approximately 75 record holders (exclusive of beneficial owners of shares held in street name or other nominee form) thereof.

  (c)
  Dividends

        We have paid no cash dividends on our common stock. We do not currently intend to declare cash dividends on our common stock in the foreseeable future. Our new credit facility and the senior note indenture contain limitations and restrictions on the payment of cash dividends on our common stock.

Item 10. Recent Sales of Unregistered Securities

        On November 10, 2003, the effective date of the plan of reorganization of Superior TeleCom, after giving effect to the issuance and distribution of all securities as provided in that plan, there were issued and outstanding 16,500,000 shares of our common stock.

Securities Law Considerations

Issuance of Securities

        Section 1145 of the Bankruptcy Code exempts the original issuance of securities under a plan of reorganization (as well as subsequent distributions by the distribution agent) from registration under the Securities Act and state securities laws. Under Section 1145, the issuance of securities pursuant to a plan of reorganization is exempt from registration if three principal requirements are satisfied: (1) the securities must be issued under a plan of reorganization by a debtor, its successor or an affiliate participating in a joint plan with the debtor; (2) the recipients of the securities must hold a claim against the debtor or such affiliate, an interest in the debtor or such affiliate, or a claim for an administrative expense against the debtor or such affiliate; and (3) the securities must be issued entirely in exchange for the recipient's claim against or interest in the debtor or such affiliate or "principally" in such exchange and "partly" for cash or property. We believe that the issuances of the shares of our common stock, the warrants to purchase our common stock, the series A preferred stock and the senior notes pursuant to the plan of reorganization satisfy the requirement of Section 1145 of the Bankruptcy Code and, therefore, were exempt from registration under the Securities Act and state securities laws.

Subsequent Transfers of Securities

        Subject to volume restrictions under the Securities Act on sales by affiliates, the securities issued under the plan of reorganization may be freely transferred by most recipients following distribution under the plan of reorganization, and all resales and subsequent transactions in such securities are exempt from registration under federal and state securities laws, unless the holder is an "underwriter" with respect to such securities. Section 1145(b) of the Bankruptcy Code defines four types of "underwriters:"

  •
  persons who purchase a claim against, an interest in, or a claim for an administrative expense against the debtor with a view to distributing any securities received in exchange for such a claim or interest;

  •
  persons who offer to sell securities offered under a plan for the holders of such securities;

  •
  persons who offer to buy such securities for the holders of such securities, if the offer to buy is (A) with a view to the distribution of such securities or (B) made under a distribution agreement; and

  •
  a person who is an "issuer" with respect to the securities, as the term "issuer" is defined in Section 2(11) of the Securities Act.

        Under Section 2(11) of the Securities Act, an "issuer" includes any person directly or indirectly controlling or controlled by the issuer, or any person under direct or indirect common control with the issuer.

        To the extent that persons deemed to be "underwriters" receive securities in the plan of reorganization, resales by such persons would not be exempted by Section 1145 of the Bankruptcy Code from registration under the Securities Act or other applicable law. Persons deemed to be underwriters, however, may be able to sell these securities without registration subject to the provisions of Rule 144 under the Securities Act, which permits the public sale of securities received under a plan of reorganization by persons who would be deemed to be "underwriters" under Section 1145 of the Bankruptcy Code, subject to the availability to the public of current information regarding the issuer and to volume limitations and certain other conditions.

        Whether or not any particular person would be deemed an "underwriter" with respect to our common stock, our warrants to purchase our common stock, the series A preferred stock or the senior notes would depend upon various facts and circumstances applicable to that person. Accordingly, we express no view as to whether any particular person receiving distributions under the plan of reorganization would be an "underwriter" with respect to these securities.

        Given the complex and subjective nature of the question of whether a particular holder may be an underwriter, we make no representation concerning the right of any person to trade in the securities issued in the plan of reorganization. We recommend that potential recipients of a large amount of securities consult their own counsel concerning whether they may freely trade these securities under the Securities Act.

        Under registration rights agreements, dated November 10, 2003, to which we are a party, (1) all persons who receive common stock under the plan of reorganization, persons who receive common stock pursuant to our Stock Incentive Plan and holders of warrants to purchase our common stock and (2) certain holders of the senior notes are entitled, under certain circumstances, to require us to register the resale of their securities under the Securities Act. However, no registration rights have been provided to holders of the series A preferred stock.

Item 11. Description of Registrant's Securities to be Registered

General

        As of the date of this registration statement, we are authorized to issue 33,000,000 shares of common stock, par value $.01 per share, and 7,000,000 shares of undesignated, or "blank check," preferred stock. Only the shares of our common stock are being registered hereby. Upon the distribution of shares in accordance with the plan of reorganization, there will be 16,500,000 shares of our common stock outstanding held by approximately 75 holders of record.

        We may not issue any nonvoting equity securities to the extent prohibited by Section 1123 of Title 11 of the Bankruptcy Code as in effect on the effective date of the plan of reorganization. However, this restriction (a) will have no further force or effect beyond that required under Section 1123 of Bankruptcy Code, (b) will have such force and effect, if any, only for so long as such section of the Bankruptcy Code is in effect and applicable to us, and (c) in all events may be amended or limited in accordance with applicable law as from time to time may be in effect.

Common Stock

        Holders of our common stock are entitled to one vote per share for each share held of record on all matters submitted to a vote of stockholders. Accordingly, holders of a majority of the shares of our common stock entitled to vote in any election of directors may elect all of the directors standing for election. Subject to preferences that may be applicable to any outstanding preferred stock, holders of our common stock are entitled to receive ratably such dividends as may be declared from time to time by our board of directors out of funds legally available for that purpose. In the event of our liquidation, dissolution or winding up, the holders of our common stock are entitled to share ratably in all assets remaining after payment of liabilities, subject to prior distribution rights of preferred stock, if any, then outstanding. The holders of our common stock have no cumulative voting rights, preemptive or conversion rights or other subscription rights. There are no redemption or sinking fund provisions applicable to our common stock. The rights, preferences and privileges of holders of our common stock are subject to, and may be adversely affected by, the rights of the holders of shares of any series of preferred stock, which we may designate and issue in the future. As of the date hereof, no shares of our preferred stock are outstanding.

        A description of transfer restrictions that may be applicable to our common stock is set forth in Item 10 above.

Preferred Stock

        Except as described below, our board of directors has the authority, without action by the stockholders, to designate and issue preferred stock in one or more series and to designate the rights, preferences and privileges of each series, including but not limited to dividend rights, conversion rights, voting rights, redemption privileges and liquidation preferences, which may be greater than the rights of our common stock. It is not possible to state the actual effects of the issuance of any shares of preferred stock upon the rights of holders of the common stock until our board of directors determines the specific rights of the holders of such preferred stock. The effects, however, might include, among other things:

  •
  restriction of dividends on our common stock;

  •
  dilution of the voting power of our common stock;

  •
  impairment of the liquidation rights of our common stock; or

  •
  delay and prevention of a change in our control without further action by the stockholders.

Delaware Anti-Takeover Law and Certain Charter and By-Law Provisions

        We are subject to Section 203 of the Delaware General Corporation Law, an anti-takeover law. In general, Section 203 prohibits a publicly held Delaware corporation from engaging in a "business combination" with an "interested stockholder" for a period of three years following the date that the person became an interested stockholder, unless the "business combination" or the transaction in which the person became an interested stockholder is approved in a prescribed manner. Generally, a "business combination" includes a merger, asset or stock sale or other transaction resulting in a financial benefit to the interested stockholder. Generally, an "interested stockholder" is a person who, together with affiliates and associates, owns or within three years prior to the determination of interested stockholder status, did own, 15% or more of a corporation's voting stock. The existence of this provision may have an anti-takeover effect with respect to transactions not approved in advance by our board of directors, including discouraging attempts that might result in a premium over the market price for the shares of common stock held by stockholders.

        Our certificate of incorporation provides for the division of our initial board of directors into three classes, as nearly equal in size as possible, with one class serving until the date of the 2004 annual meeting of stockholders, one class serving until the date of the 2005 annual meeting of stockholders and one class serving until the date of the 2006 annual meeting of stockholders. Upon the expiration of the term of office of each class of directors, the directors of that class or their successors shall be elected for a term of three years. Our certificate of incorporation and by-laws also provide that vacancies on our board of directors during the interim between our annual stockholder meetings or special meetings of our stockholders called for the election of directors or a removal and replacement of one or more of our directors may be filled by a vote of a majority of the board of directors then in office. Furthermore, any director may be removed only for cause by a vote of a majority of the voting power of the shares of our common stock entitled to vote for the election of directors. These provisions of our certificate of incorporation and by-laws could make it more difficult for a third party to acquire, or discourage a third party from attempting to acquire, control of us and therefore may limit the price that certain investors might be willing to pay in the future for shares of our common stock.

        Our certificate of incorporation and by-laws further provide that any action required or permitted to be taken by our stockholders may be taken only at a duly called annual or special meeting of the stockholders and not by written consent of stockholders. These provisions could have the effect of delaying stockholder actions that are favored by the holders of a majority of our outstanding voting securities until the next annual stockholders' meeting, particularly because special meetings of the stockholders may only be called by the Chairman of our board of directors, our President or a majority of the members of our board of directors. These provisions may also discourage another person or entity from making a tender offer for our stock, because such person or entity, even if it acquired a majority of our outstanding voting securities, would be able to take action as a stockholder (such as election new directors or approving a merger) only at a duly called stockholders meeting.

Limitation of Liability and Indemnification

        Our certificate of incorporation incorporates certain provisions permitted under the Delaware General Corporation Law relating to the liability of directors. The provisions eliminate a director's liability for monetary damages for a breach of fiduciary duty except in circumstances involving certain wrongful acts, such as a breach of a director's duty of loyalty to us or our stockholders, acts or omissions not in good faith, acts or omissions that involve intentional misconduct or a knowing violation of law, unlawful payment of dividends or purchase or redemption by us of our stock or any transaction from which the director derived an improper personal benefit. These provisions do not eliminate a director's duty of care nor do they prevent recourse against directors through equitable remedies such as injunctive relief. Moreover, the provisions do not apply to claims against a director for violations of certain laws, including federal securities laws.

        Our certificate of incorporation and by-laws also contain provisions to indemnify our directors and officers to the fullest extent permitted by the Delaware General Corporation Law and provide that we may indemnify any of our employees or agents on the same basis that we are required to indemnify our directors and officers. These provisions may have the practical effect in certain cases of eliminating the ability of stockholders to collect monetary damages from directors.

        As permitted by Section 145 of the Delaware General Corporation Law, we maintain directors' and officers' liability insurance coverage.

Registration Rights

        On November 10, 2003, we entered into a registration rights agreement with approximately 75 persons or entities receiving an aggregate of 16,500,000 shares of our common stock in the plan of reorganization (all of our outstanding shares as of the effective date of the plan), our directors, officers, employees and others who may be granted options or stock awards to purchase shares of our common stock under our Stock Incentive Plan and the holders of warrants to purchase an aggregate of 868,421 shares of our common stock. We sometimes refer in this section to these persons and entities as the common stock registration rights holders. The registration rights agreement provides the common stock registration rights holders with certain rights to require us to register under the Securities Act the resale of their shares of common stock, including shares issuable upon the exercise of options and warrants.

        The common stock registration rights agreement provides that we will use our best efforts to file and have declared effective, as promptly as practicable after the effective date of this registration statement on Form 10, a resale registration statement under the Securities Act for the common stock registration rights holders. The registration statement generally will be kept current and effective for three years after it is initially declared effective. Upon the request of the common stock registration rights holders (or their successors and assigns) which, together with their affiliates, collectively beneficially own at least 15% of the outstanding shares of our common stock, we will use our best efforts to file and have declared effective a registration statement to cover the resale of our common stock (including common stock received upon exercise of options and warrants to purchase our common stock) by the common stock registration rights holders (or their successors and assigns) and holders who exercise their piggyback rights, if any; provided that if the initial registration statement is then current and effective and not subject to any blackout period and covers all of the shares subject to the demand, any such demand shall only be made in connection with an underwritten offering. The common stock registration rights holders will be entitled to demand up to four registrations of their common stock, including one shelf registration. The common stock registration rights holders will be entitled to participate in any such demand registration on a pro rata basis and they will have a priority over any shares sought to be sold by us in any such registration. The common stock registration rights holders will also be entitled to certain piggyback registration rights.

        We will pay all customary costs and expenses associated with each registration, including, for each registration prepared, the reasonable fees and expenses of one firm of attorneys selected by the holders of a majority of the shares of common stock covered by such registration. Holders of common stock will pay underwriting discounts, commissions and applicable transfer taxes, if any, on any shares sold by them.

        We are also party to a registration rights agreement with certain holders of the senior notes jointly issued by SEC-LLC and EGI, which are guaranteed by us and certain of our subsidiaries. Under this agreement, SEC-LLC, EGI and we have granted rights to certain holders of the senior notes to require SEC-LLC, EGI and us to register the resale of their senior notes under the Securities Act.

        This registration rights agreement provides that SEC-LLC, EGI and we will use our best efforts to file and have declared effective, as promptly as practicable after the effective date of this registration statement on Form 10, a resale registration statement under the Securities Act for certain senior note holders. The registration statement will generally be kept current and effective for three years after it is initially declared effective. Upon the request of those senior note holders party thereto (or their successors and assigns) which, together with their affiliates, collectively beneficially own at least 15% of the outstanding aggregate principal amount of the senior notes, SEC-LLC, EGI and we will use our best efforts to file and have declared effective a registration statement to cover the resale of the senior notes held by these holders and holders who exercise their piggyback rights, if any. The senior note holders party thereto will be entitled to demand up to four registrations of their senior notes, including one shelf registration. The senior note holders will also be entitled to certain piggyback registration rights.

        We will pay all customary costs and expenses associated with each registration, including, for each registration prepared, the reasonable fees and expenses of one firm of attorneys selected by the holders of a majority of the senior notes covered by such registration. Holders of senior notes will pay underwriting discounts, commissions and applicable transfer taxes, if any, on any senior notes sold by them.

Item 12. Indemnification of Directors and Officers

        Section 145 of the Delaware General Corporation Law empowers a Delaware corporation to indemnify its officers and directors and certain other persons to the extent and under the circumstances set forth therein.

        Our certificate of incorporation and by-laws provide for indemnification of our officers and directors and certain other persons against liabilities and expenses incurred by any of them in certain stated proceedings and under certain stated conditions.

        Our certificate of incorporation eliminates a director's liability for monetary damages for a breach of fiduciary duty except in circumstances involving certain wrongful acts, such as a breach of a director's duty of loyalty to us or our stockholders, acts or omissions not in good faith, acts or omissions that involve intentional misconduct or a knowing violation of law, unlawful payment of dividends or purchase or redemption by us of our stock or any transaction from which the director derived an improper personal benefit. These provisions do not eliminate a director's duty of care nor do they prevent recourse against directors through equitable remedies such as injunctive relief. Moreover, the provisions do not apply to claims against a director for violations of certain laws, including federal securities laws.

        Our certificate of incorporation and by-laws also contain provisions to indemnify our directors and officers to the fullest extent permitted by the Delaware General Corporation Law and provide that we may indemnify any of our employees or agents on the same basis that we are required to indemnify our directors and officers. These provisions may have the practical effect in certain cases of eliminating the ability of stockholders to collect monetary damages from directors.

        As permitted by Section 145 of the Delaware General Corporation Law, we maintain directors' and officers' liability insurance coverage.

        In addition, the plan of reorganization provides that we will assume all existing indemnification obligations in favor of the directors, officers and employees of Superior TeleCom and obtain and maintain for a four-year period directors' and officers' insurance coverage for Superior TeleCom's directors and officers consistent with Superior TeleCom's programs, in scope and amount at then prevailing market rates.

Item 13. Financial Statements and Supplementary Data

        Superior TeleCom's consolidated financial statements as of December 31, 2002 and 2001 and for the years ended December 31, 2002, 2001 and 2000, and the report of the independent auditors thereon, Superior TeleCom's unaudited consolidated financial statements as of September 30, 2003 and for the nine months ended September 30, 2003 and 2002, SEI's balance sheet as of September 30, 2003 and the financial statement schedules required under Regulation S-X, are submitted herein as a separate section following Item 15 of this registration statement.

Item 14. Changes in and Disagreements With Accountants on Accounting and Financial Disclosure

        On May 8, 2002, Superior TeleCom, based on the recommendation of the audit committee of Superior TeleCom's board of directors, terminated the engagement of Arthur Andersen LLP as Superior TeleCom's independent public accountants.

        The audit reports issued by Arthur Andersen on Superior TeleCom's consolidated financial statements as of and for the fiscal years ended December 31, 2001 and 2000 did not contain any adverse opinion or disclaimer of opinion, nor were they qualified or modified as to uncertainty, audit scope or accounting principles.

        During the years December 31, 2001 and 2000, and the subsequent interim periods through May 8, 2002, there were no disagreements with Arthur Andersen on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure, which disagreements, if not resolved to Arthur Andersen's satisfaction, would have caused Arthur Andersen to make reference to the subject matter of the disagreements in connection with Arthur Andersen's reports on Superior TeleCom's consolidated financial statements for such periods; and there were no reportable events as defined in Item 304(a)(1)(v) of Regulation S-K.

        Superior TeleCom provided Arthur Andersen with a copy of the foregoing disclosures, and a letter from Arthur Andersen confirming its agreement with these disclosures was filed as an exhibit to Superior TeleCom's Current Report on Form 8-K, filed with the Securities and Exchange Commission on May 10, 2002.

        On May 31, 2002, Superior TeleCom, based on the recommendation of the audit committee of Superior TeleCom's board of directors, appointed Deloitte & Touche LLP to serve as Superior TeleCom's independent auditors for the year ended December 31, 2002.

        During Superior TeleCom's years ended December 31, 2000 and 2001, and through May 31, 2002, it did not consult with Deloitte & Touche LLP with respect to the application of accounting principles to a specified transaction, either completed or proposed, or the type of audit opinion that might be rendered on Superior TeleCom's consolidated financial statements, or any of the other matters or reportable events listed in Item 304(a)(2)(i) and (ii) of Regulation S-K.

Item 15. Financial Statements and Exhibits.

        (a)   See the separate section of this report following Item 15 for a list of financial statements and schedules filed herewith.

        (b)   Exhibits

Exhibit Number	Description
2(a)	Disclosure Statement with respect to First Amended Joint Plan of Reorganization of Superior TeleCom Inc. and its affiliated debtors and debtors-in-possession (including the Amended Joint Plan of Reorganization attached as Exhibit A thereto).
3(a)	Amended and Restated Certificate of Incorporation of Superior Essex Inc.
3(b)	Restated By-Laws of Superior Essex Inc.
4(a)
Indenture, dated as of November 10, 2003, among Superior Essex Communications LLC and Essex Group, Inc., as Co-issuers, Superior Essex Inc., Superior Essex Holding Corp., Essex International Inc., the other Guarantors named therein and The Bank of New York, as trustee, including the form of 9.5% Second Priority Secured Note due 2008 attached as Exhibit A thereto.
4(b)	Certificate of Designation of Series A Preferred Stock of Superior Essex Holding Corp.
10(a)
Credit Agreement, dated November 10, 2003, by and among Superior Essex Communications LLC, as a borrower, Essex Group, Inc., as a borrower, the financial institutions party thereto, as lenders, Fleet Capital Corporation, as collateral and administrative agent for the lenders, General Electric Capital Corporation, as syndication agent, Fleet Securities, Inc. and GECC Capital Markets Group, Inc., as co-lead arrangers.
10(b)
Registration Rights Agreement, dated as of November 10, 2003, by and among Superior Essex Inc., the holders of Registrable Common Stock (as defined therein) and the holders of the Warrants (as defined therein) and such other Persons who may become a party thereto pursuant to Section 16 or 19(i) thereof.
10(c)
Registration Rights Agreement, dated as of November 10, 2003, by and among Superior Essex Communications LLC, Essex Group, Inc., the Guarantors party to such agreement, the holders of Registrable Notes (as defined therein) listed on Schedule A thereto and such other Persons who may become a party thereto pursuant to Section 15 thereof.
10(d)	Warrant Agreement, dated as of November 10, 2003, between Superior Essex Inc. and American Stock Transfer & Trust Company, as warrant agent.
10(e)	Superior Essex Inc. 2003 Stock Incentive Plan.
10(f)	Employment Agreement, dated November 10, 2003, between SEI and Stephen M. Carter.
10(g)	Letter Agreement, dated November 10, 2003, between SEI and David S. Aldridge.
10(h)	Letter Agreement, dated November 10, 2003, between SEI and Justin F. Deedy, Jr.
10(i)	Letter Agreement, dated November 10, 2003, between SEI and H. Patrick Jack.
10(j)	Separation Agreement, dated November 5, 2003, between SEI and Stephen C. Knup.
10(k)	Severance Pay Plan

10(l)	Change in Control Severance Pay Plan
10(m)	Key Employee Retention Plan
10(n)
Lease Agreement, dated as of December 16, 1993, by and between ALP (TX) QRS 11-28, Inc. and Superior TeleTec Transmission Products, Inc. (incorporated herein by reference to Exhibit (i) to the Quarterly Report on Form 10-Q of The Alpine Group, Inc. for the quarter ended January 31, 1994).
10(o)
First Amendment to Lease Agreement, dated as of May 10, 1995, by and between ALP (TX) QRS 11-28, Inc. and Superior TeleTec Inc. (incorporated herein by reference to Exhibit 10(o) to the Annual Report on Form 10-K of The Alpine Group, Inc. for the year ended April 30, 1995 (the "1995 Alpine 10-K")).
10(p)
Second Amendment to Lease Agreement, dated as of July 21, 1995, by and between ALP (TX) QRS 11-28, Inc. and Superior Telecommunications Inc. (incorporated herein by reference to Exhibit 10(x) to the 1995 Alpine 10-K).
10(q)
Third Amendment to Lease Agreement, dated as of October 2, 1996, by and between ALP (TX) QRS 11-28, Inc. and Superior Telecommunications Inc. (incorporated herein by reference to Exhibit 10.8 to the Registration Statement on Form S-1 (Registration No. 333-09933) of Superior TeleCom Inc., as filed with the Securities and Exchange Commission on August 9, 1996, as amended (the "Superior TeleCom S-1")).
10(r)
First Amendment to Guaranty and Surety Agreement, dated as of October 2, 1996, among Superior TeleCom Inc., The Alpine Group, Inc. and ALP (TX) QRS 11-28, Inc. (incorporated herein by reference to Exhibit 10.12 to the Superior TeleCom S-1).
10(s)
Fourth Amendment to Lease Agreement, dated as of November 27, 1998, between ALP (TX) QRS 11-28, Inc. and Superior Telecommunications Inc. (incorporated herein by reference to Exhibit 10(x) to the Annual Report on Form 10-K of Superior TeleCom Inc. for the year ended December 31, 1999 (the "1999 Superior TeleCom 10-K")).
10(t)
Second Amendment to Guaranty and Suretyship Agreement, dated as of November 27, 1998, among ALP (TX) QRS 11-28, Inc., Superior TeleCom Inc. and The Alpine Group, Inc. (incorporated herein by reference to Exhibit 10(y) to the 1999 Superior TeleCom 10-K).
10(u)
Fifth Amendment to Lease Agreement and Waiver, dated as of December 27, 2001, between ALP (TX) QRS 11-28, Inc. and Superior Telecommunications Inc. (incorporated herein by reference to Exhibit 10(yy) to the Annual Report on Form 10-K of Superior TeleCom Inc. for the year ended December 31, 2001).
10(v)
Consent, Amendment and Waiver to Lease Agreement, dated as of December 11, 2002, between ST (TX) LP and Superior Telecommunications Inc. (incorporated herein by reference to Exhibit 10(eee) to the Annual Report on Form 10-K of Superior TeleCom Inc. for the year ended December 31, 2002).
21	List of Subsidiaries.

Index of Financial Statements

        The following financial statements of Superior Essex Inc. and Superior TeleCom Inc. are included at the indicated page in this registration statement:

INDEPENDENT AUDITORS' REPORT

To the Board of Directors of
Superior Essex Inc.
Atlanta, Georgia

        We have audited the accompanying balance sheet of Superior Essex Inc. as of September 30, 2003. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

        We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the balance sheet is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the balance sheet. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall balance sheet presentation. We believe that our audit of the balance sheet provides a reasonable basis for our opinion.

        In our opinion, such balance sheet presents fairly, in all material respects, the financial position of the Company as of September 30, 2003, in conformity with accounting principles generally accepted in the United States of America.

/s/  DELOITTE & TOUCHE LLP

November 14, 2003

SUPERIOR ESSEX INC.
BALANCE SHEET
As of September 30, 2003

ASSETS
Total assets	$—

LIABILITIES AND STOCKHOLDERS' EQUITY
Total liabilities	—
Stockholders' equity:
Common stock, $.01 par value; 1,000 shares authorized; none issued	—

Total liabilities and stockholders' equity	$—

The accompanying notes are an integral part of this balance sheet.

SUPERIOR ESSEX INC.

NOTES TO BALANCE SHEET

As of September 30, 2003

1. Organization and Formation

        Superior Essex Inc. ("SEI") was incorporated under Delaware law on September 19, 2003 for the purpose of acquiring and conducting the business formerly conducted by Superior TeleCom Inc. ("Superior TeleCom") upon Superior TeleCom's emergence from bankruptcy. SEI had not commenced operations as of September 30, 2003 and no stock was issued.

2. Subsequent Event

        On March 3, 2003, Superior TeleCom and certain of its U.S. subsidiaries (collectively, the "Debtors") filed voluntary petitions for relief under Chapter 11 of the United States Bankruptcy Code and continued to manage their properties and operate their businesses as "debtors-in-possession" under the jurisdiction of the Bankruptcy Court and in accordance with the applicable provisions of the Bankruptcy Code. As part of the Chapter 11 proceedings, Superior TeleCom filed its original Joint Plan of Reorganization and related disclosure statement on July 30, 2003. On August 28, 2003, Superior TeleCom filed an amended Joint Plan of Reorganization and disclosure statement. As further modified, the amended plan, which was the product of extensive discussion with certain of the largest holders of Superior TeleCom's senior secured debt and others, was confirmed by order of the Bankruptcy Court on October 22, 2003 and became effective on November 10, 2003.

        In accordance with the plan of reorganization, on November 10, 2003, the effective date of the plan, SEI acquired the business formerly operated by Superior TeleCom and it subsidiaries, and Superior TeleCom and certain of its dormant subsidiaries were deemed dissolved and ceased to have continuing corporate existences, subject only to obligations under the plan of reorganization to satisfy allowed claims. Except as otherwise provided in the plan of reorganization, SEI's new bank credit facility or any agreement, instrument or indenture relating thereto, on and after the effective date of the plan, all property of Superior TeleCom and its subsidiaries vested in SEI, free and clear of all liens, claims, charges or other encumbrances. On and after the effective date of the plan of reorganization, SEI began operating its business without supervision or approval by the Bankruptcy Court. Concurrent with the implementation of the plan of reorganization, SEI filed a restated certificate of incorporation increasing the number of authorized common shares to 33,000,000.

        The plan of reorganization provided for the following to occur as of the effective date of the plan (or as soon thereafter as practicable):

  •
  the distribution to Superior TeleCom's senior secured debt holders or their transferees of (1) 16,500,000 shares of common stock of SEI, representing 100% of the outstanding common stock of SEI, (2) 5,000,000 shares of series A non-convertible preferred stock of Superior Essex Holding Corp. ("SEHC"), SEI's direct subsidiary, and (3) $145 million principal amount of senior notes of Superior Essex Communications LLC ("SEC-LLC"), SEHC's direct subsidiary, and Essex Group, Inc. ("EGI"), SEHC's indirect subsidiary, having a five-year term;

  •
  the distribution to holders of Superior TeleCom's senior subordinated notes of warrants to purchase, until May 10, 2006, up to 868,421 shares of common stock of SEI at a price of $25.00 per share;

  •
  the payment of $3 million in cash to holders of general unsecured claims against Superior TeleCom;

SUPERIOR ESSEX INC.

NOTES TO BALANCE SHEET (Continued)

As of September 19, 2003 (Date of Incorporation)

  •
  the consummation of a new $120 million senior secured revolving credit facility to (1) fund repayment of Superior TeleCom's debtor-in-possession credit facility and certain expenses relating to the plan of reorganization, (2) provide for working capital needs, (3) fund debt service on the senior notes of SEC-LLC and EGI and SEHC's series A preferred stock and (4) provide for the issuance of letters of credit in connection with the operation of SEI's business;

  •
  the cancellation of all pre-bankruptcy senior secured debt of Superior TeleCom;

  •
  the cancellation of all pre-bankruptcy senior subordinated notes of Superior TeleCom;

  •
  the cancellation of all 8 1/2% convertible subordinated debentures of Superior TeleCom, which had previously been distributed to holders of the 8 1/2% trust convertible preferred securities of Superior Trust I in liquidation of that trust;

  •
  the cancellation of all equity and debt interests held in Superior TeleCom by The Alpine Group, Inc., Superior TeleCom's former principal stockholder;

  •
  the cancellation of all outstanding shares of common stock of Superior TeleCom, as well as all options, warrants and related rights to purchase or otherwise receive shares of such common stock;

  •
  the ability to issue stock options and/or restricted stock for up to 1.8 million shares of common stock of SEI under SEI's Stock Incentive Plan, with the allocation of awards to be effected by SEI's board of directors following the effective date of the plan of reorganization; and

  •
  the implementation of equity awards to the independent directors of SEI as part of SEI's Stock Incentive Plan.

INDEPENDENT AUDITORS' REPORT

To the Board of Directors,
Superior TeleCom, Inc.
Atlanta, Georgia

        We have audited the accompanying consolidated balance sheet of Superior TeleCom, Inc. and subsidiaries as of December 31, 2002, and the related consolidated statements of operations, stockholders' (deficit) equity, and cash flows for the year then ended. Our audit also included the 2002 financial statement schedule listed in the Index at Item 15. These consolidated financial statements and financial statement schedule are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements and financial statement schedule based on our audit. The financial statements and financial statement schedule as of December 31, 2001 and for each of the two years in the period then ended, before the revisions described in Note 2 of the financial statements, were audited by other auditors who have ceased operations. Those auditors expressed an unqualified opinion on those financial statements and stated that such 2001 and 2000 financial statement schedule, when considered in relation to the 2001 and 2000 basic financial statements taken as a whole, presented fairly in all material respects, the information set forth therein, in their reports dated February 18, 2002 (except with respect to Notes 1, 6, 7, and 20, in the 2001 annual report on Form 10-K as to which the date was March 28, 2002).

        We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

        In our opinion, the 2002 consolidated financial statements present fairly, in all material respects, the financial position of Superior TeleCom, Inc. and subsidiaries as of December 31, 2002, and the results of their operations and their cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America. Also in our opinion, the 2002 financial statement schedule, when considered in relation to the basic 2002 financial statements taken as a whole, presents fairly in all material respects the information set forth therein.

        As discussed in Note 1, on March 3, 2003, the Company filed for reorganization under Chapter 11 of the United States Bankruptcy Code. The accompanying financial statements do not purport to reflect or provide for the consequences of the bankruptcy proceedings. In particular, such financial statements do not purport to show (a) as to assets, their realizable value on a liquidation basis or their availability to satisfy liabilities; (b) as to liabilities, the amounts that may be allowed for claims or contingencies, or the status and priority thereof; (c) as to stockholder accounts, the effect of any changes that may be made in the capitalization of the Company; or (d) as to operations, the effect of any changes that may be made in its business.

        The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 1, as a result of the bankruptcy filing, realization of assets and satisfaction of liabilities, without substantial adjustments and/or changes in ownership, are subject to uncertainty and raise substantial doubt about the Company's ability to continue as a going concern. Management's plan concerning these matters is also discussed in Note 1. The financial statements do not include adjustments that might result from the outcome of this uncertainty.

        As discussed in Note 2 to the consolidated financial statements, the Company changed its method of accounting for goodwill and other intangible assets in 2002, and reclassified the extraordinary loss on early extinguishment of debt which occurred in the year ended December 31, 2001 to other (expense) income to conform to statements of the Financial Accounting Standards Board described below.

        As discussed above, the consolidated financial statements of Superior TeleCom, Inc., and subsidiaries as of December 31, 2001 and for the years ended December 31, 2001 and 2000, were audited by other auditors who have ceased operations. These consolidated financial statements have been revised as follows:

  1.
  The transitional disclosures required by Statement of Financial Accounting Standards No. 142, "Goodwill and Other Intangible Assets," which was adopted by the Company as of January 1, 2002 are included in Note 2, Goodwill. Our audit procedures with respect to the disclosures in Note 2, Goodwill, with respect to 2001 and 2000 included (1) comparing the previously reported net loss to the previously issued financial statements and the adjustments to reported net loss representing amortization expense recognized in those periods related to goodwill to the Company's underlying analysis obtained from management, and (2) testing the mathematical accuracy of the reconciliation of adjusted net loss to reported net loss and related loss-per-share amounts.

  2.
  As described in Note 2, New Accounting Standards, the consolidated financial statements for 2001 have been reclassified to give effect to Statement of Financial Accounting Standards No. 145, "Rescission of FASB Statements No. 4, 44, and 64, Amendment of FASB Statement No. 13, and Technical Correction," (SFAS 145) which was adopted by the Company on January 1, 2003. We audited the adjustments described in Note 2, New Accounting Standards, that were applied to conform the 2001 financial statements to the presentation required by SFAS 145. Our audit procedures with respect to 2001 included (1) comparing the amount reclassified to other (expense) income and benefit (provision) for income taxes in the Company's consolidated statements of operations to the Company's underlying accounting analysis obtained from management, (2) on a test basis, comparing the amounts reclassified to other (expense) income and benefit (provision) for income taxes to independent supporting documentation, and (3) testing the mathematical accuracy of the underlying analysis.

        In our opinion, such disclosures and reclassifications are appropriate and have been properly applied. However, we were not engaged to audit, review, or apply any procedures to the 2001 and 2000 consolidated financial statements of the Company other than with respect to such disclosures and reclassifications, and accordingly, we do not express an opinion or any other form of assurance on the 2001 and 2000 consolidated financial statements taken as a whole.

/s/ DELOITTE & TOUCHE LLP
Atlanta, Georgia
April 7, 2003 (December 15, 2003 with respect to Note 2, New Accounting Standards)

REPORT OF PREDECESSOR INDEPENDENT PUBLIC ACCOUNTANTS

The following report is a copy of a report previously issued by Arthur Andersen LLP and it has not been reissued by Arthur Andersen LLP.

To Superior Telecom Inc.:

        We have audited the accompanying consolidated balance sheets of Superior Telecom Inc. (a Delaware corporation) and subsidiaries as of December 31, 2001 and 2000, and the related consolidated statements of operations, stockholders' equity and cash flows for each of the three years in the period ended December 31, 2001. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

        We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

        In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Superior Telecom Inc. and subsidiaries as of December 31, 2001 and 2000, and the results of their operations and their cash flows for the each of the three years in the period ended December 31, 2001 in conformity with accounting principles generally accepted in the United States.

/s/  ARTHUR ANDERSEN LLP

Atlanta, Georgia
February 18, 2002

(except with respect to Notes 1,6,7 and 20,
as to which the date is March 28, 2002)

SUPERIOR TELECOM INC.
AND SUBSIDIARIES CONSOLIDATED BALANCE SHEETS
(in thousands, except share data)

	December 31,
	2002	2001
ASSETS
Current assets:
Cash and cash equivalents	$7,101	$19,311
Accounts receivable, net	84,515	201,376
Inventories, net	104,363	263,210
Other current assets	65,199	36,844

Total current assets	261,178	520,741
Property, plant and equipment, net	275,127	508,768
Other assets	34,300	95,887
Goodwill, net	—	750,543

Total assets	$570,605	$1,875,939

LIABILITIES AND STOCKHOLDERS' (DEFICIT) EQUITY
Current liabilities:
Short-term borrowings	$57,691	$124,388
Superior Israel revolving credit facility	—	18,221
Current portion of long-term debt	1,107,231	86,572
Accounts payable	32,411	110,465
Accrued expenses	75,507	93,446

Total current liabilities	1,272,840	433,092
Long-term debt, less current portion	—	1,128,214
Minority interest in subsidiary	—	5,393
Other long-term liabilities	44,519	96,460

Total liabilities	1,317,359	1,663,159

Company-obligated Mandatorily Redeemable Trust Convertible Preferred Securities of Superior Trust I holding solely convertible debentures of the Company, net of discount	137,270	136,040
Commitments and contingencies (Notes 7 and 16)
Stockholders' equity (deficit):
Common stock (22,179,834 and 21,667,661 shares issued at December 31, 2002 and 2001, respectively)	222	217
Capital in excess of par value	44,828	43,651
Accumulated other comprehensive loss	(13,051)	(12,164)
Retained earnings (accumulated deficit)	(897,645)	63,833

	(865,646)	95,537
Treasury stock, at cost (795,210 and 813,357 shares at December 31, 2002 and 2001, respectively)	(18,378)	(18,797)

Total stockholders' (deficit) equity	(884,024)	76,740

Total liabilities and stockholders' (deficit) equity	$570,605	$1,875,939

The accompanying notes are an integral part of these consolidated financial statements.

SUPERIOR TELECOM INC.
AND SUBSIDIARIES CONSOLIDATED STATEMENTS OF OPERATIONS
(in thousands, except per share data)

	Years Ended December 31,
	2002	2001	2000
Net sales	$1,439,958	$1,747,302	$2,049,048
Cost of goods sold	1,268,695	1,471,409	1,708,920

Gross profit	171,263	275,893	340,128
Selling, general and administrative expenses	143,950	156,017	156,437
Restructuring and other charges	37,757	5,358	14,961
Amortization of goodwill	—	21,057	20,959
Loss on asset sale and impairments (Notes 5 and 14)	502,578	—	—

Operating income (loss)	(513,022)	93,461	147,771
Interest expense	(114,323)	(115,048)	(129,905)
Other (expense) income, net	(2,916)	(3,324)	976

Income (loss) before income taxes, distributions on preferred securities of Superior Trust I, minority interest and cumulative effect of accounting change for goodwill impairment	(630,261)	(24,911)	18,842
Benefit (provision) for income taxes	106,665	5,340	(10,925)

Income (loss) before distributions on preferred securities of Superior Trust I, minority interest and cumulative effect of accounting change for goodwill impairment	(523,596)	(19,571)	7,917
Distributions on preferred securities of Superior Trust I	(16,654)	(15,362)	(15,145)

Loss before minority interest and cumulative effect of accounting change for goodwill impairment	(540,250)	(34,933)	(7,228)
Minority interest in losses of subsidiaries	3,462	2,430	5,088

Loss before cumulative effect of accounting change for goodwill impairment	(536,788)	(32,503)	(2,140)
Cumulative effect of accounting change for goodwill impairment	(424,503)	—	—

Net loss	$(961,291)	$(32,503)	$(2,140)

Net loss per share of common stock:
Basic:
Loss before cumulative effect of accounting change for goodwill impairment	$(25.22)	$(1.58)	$(0.11)
Cumulative effect of accounting change for goodwill impairment, net	(19.94)	—	—

Net loss per basic share of common stock	$(45.16)	$(1.58)	$(0.11)

Diluted:
Loss before cumulative effect of accounting change for goodwill impairment	$(25.22)	$(1.58)	$(0.11)
Cumulative effect of accounting change for goodwill impairment, net	(19.94)	—	—

Net loss per diluted share of common stock	$(45.16)	$(1.58)	$(0.11)

Weighted average shares outstanding:
Basic	21,287	20,635	20,238

Diluted	21,287	20,635	20,238

The accompanying notes are an integral part of these consolidated financial statements.

SUPERIOR TELECOM INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF STOCKHOLDERS' (DEFICIT) EQUITY
(in thousands, except share data)

	Years Ended December 31,
	2002		2001		2000
	Shares	Amount	Shares	Amount	Shares	Amount
Common stock:
Balance at beginning of period	21,667,661	$217	21,133,361	$211	20,980,101	$210
Employee stock purchase plan	163,575	2	534,300	6	153,260	1
Stock grants	348,598	3	—	—	—	—

Balance at end of period	22,179,834	222	21,667,661	217	21,133,361	211

Capital in excess of par value:
Balance at beginning of period		43,651		40,937		38,765
Exercise of stock options		—		—		270
Employee stock purchase plan		157		890		1,304
Compensation expense related to stock grants and options		1,020		1,824		598

Balance at end of period		44,828		43,651		40,937

Accumulated other comprehensive loss:
Balance at beginning of period		(12,164)		(8,485)		(5,447)
Foreign currency translation adjustment		6,195		(2,283)		(3,093)
Additional minimum pension liability (net of tax benefit of 3,839 and $1,221 at December 31, 2002 and 2001, respectively)		(6,492)		(1,305)		55
Change in unrealized gains (losses) on derivatives, net		(590)		(91)		—

Balance at end of period		(13,051)		(12,164)		(8,485)

Retained earnings (accumulated deficit):
Balance at beginning of period		63,833		96,483		98,623
Net loss		(961,291)		(32,503)		(2,140)
Stock grants		(187)		(147)		—

Balance at end of period		(897,645)		63,833		96,483

Treasury stock:
Balance at beginning of period	(813,357)	(18,797)	(828,300)	(19,143)	(828,300)	(19,143)
Stock grants	18,147	419	14,943	346	—	—

Balance at end of period	(795,210)	(18,378)	(813,357)	(18,797)	(828,300)	(19,143)

Total stockholders' (deficit) equity		$(884,024)		$76,740		$110,003

Comprehensive loss		$(962,178)		$(36,182)		$(5,178)

The accompanying notes are an integral part of these consolidated financial statements.

SUPERIOR TELECOM INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Years Ended December 31,
	2002	2001	2000
	(in thousands)
Cash flows from operating activities:
Loss before cumulative effect of accounting change for goodwill impairment	$(536,788)	$(32,503)	$(2,140)
Adjustments to reconcile loss before cumulative effect of accounting change for goodwill to net cash provided (used) by operating activities:
Depreciation and goodwill amortization	43,711	67,249	62,931
Deferred distributions on Trust Convertible Preferred Securities	15,424	7,775	—
Amortization of deferred financing costs	16,211	8,183	5,621
Interest costs satisfied by payment-in-kind notes	21,205	—	—
Write-down of idled property, plant and equipment	22,812	—	—
Loss on asset sale and impairments	502,578	—	—
Loss on early extinguishment of debt	—	4,594	—
Provision (benefit) for deferred taxes	(62,551)	(2,492)	7,022
Minority interest in losses of subsidiary	(3,462)	(2,430)	(5,088)
Change in assets and liabilities, net of effects from companies acquired:
Accounts receivable, net	7,986	75,041	(18,575)
Inventories, net	52,527	(4,266)	52,097
Other current and noncurrent assets	(39,566)	(1,719)	1,544
Accounts payable and accrued expenses	(55,445)	(53,588)	6,400
Other, net	3,051	(6,949)	(3,938)

Cash flows provided (used) by operating activities	(12,307)	58,895	105,874

Cash flows from investing activities:
Capital expenditures	(10,123)	(27,264)	(78,339)
Net proceeds from the sale of assets	83,576	6,389	10,195
Superior Israel customer loan repayments (advances)	6,157	(13,018)	(23,989)
Other	1,013	11	1,450

Cash flows provided by (used for) investing activities	80,623	(33,882)	(90,683)

Cash flows from financing activities:
Short-term borrowings (repayments), net	(66,697)	(35,612)	19,631
Borrowings under revolving credit facilities, net	30,239	94,199	13,912
Debt issuance costs	(3,939)	(2,269)	(4,597)
Long-term borrowings — Israel	1,479	17,326	61,232
Repayments of long-term borrowings	(41,677)	(91,561)	(107,059)
Other, net	159	(627)	1,208

Cash flows used for financing activities	(80,436)	(18,544)	(15,673)

Effect of exchange rate changes on cash	(90)	(160)	(821)

Net increase (decrease) in cash and cash equivalents	$(12,210)	$6,309	$(1,303)
Cash and cash equivalents at beginning of period	19,311	13,002	14,305

Cash and cash equivalents at end of period	$7,101	$19,311	$13,002

Supplemental disclosures:
Cash paid for interest, net of amount capitalized	$85,437	$122,256	$117,141
Cash (received) paid for income taxes, net	$(17,262)	$1,216	$7,371

The accompanying notes are an integral part of these consolidated financial statements.

SUPERIOR TELECOM INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. Organization and Chapter 11 filing

  Description of business

        Superior TeleCom Inc. (together with its subsidiaries, unless the context otherwise requires, the "Company" or "Superior") manufactures wire and cable products for the communications, original equipment manufacturer ("OEM") and, prior to December 11, 2002, electrical markets. The Company is a manufacturer and supplier of communications wire and cable products; magnet wire and insulation materials for motors, transformers and electrical controls; and prior to December 11, 2002, building and industrial wire for applications in commercial and residential construction and industrial facilities. The Company operates manufacturing and distribution facilities in the United States, the United Kingdom and Mexico.

  Chapter 11 Filing

        On March 3, 2003, the Company and certain of its U.S. subsidiaries (collectively, the "Debtors") filed voluntary petitions for relief under Chapter 11 of the United States Bankruptcy Code (the "Bankruptcy Code") in the United States Bankruptcy Court for the District of Delaware (the "Bankruptcy Court"). The Chapter 11 cases are being jointly administered (Case No. 03-10607). The Debtors are currently managing their properties and operating their businesses as "debtors-in-possession" under the jurisdiction of the Bankruptcy Court and in accordance with the applicable provisions of the Bankruptcy Code. The Company's United Kingdom and Mexican operations were not included in the Chapter 11 filings.

        The Company decided to file a reorganization proceeding because it had been experiencing continued liquidity shortfalls which have hampered its ability to meet interest and principal obligations on its long-term debt obligations. These shortfalls are primarily a result of both the overall global economic downturn and specific industry conditions, including reduced demand levels in the magnet wire and communications sectors caused by, among other things, substantial spending reductions by the regional Bell operating companies ("RBOCs") and independent telephone operating companies.

        Since the Chapter 11 filings, motions necessary for the Company to conduct normal business activities have been approved by the Bankruptcy Court or filed with the Bankruptcy Court for approval, including interim approval of $95 million of a $100 million debtor-in-possession ("DIP") credit facility for working capital needs and other general corporate purposes (see Note 7).

        Under the Bankruptcy Code, actions to collect pre-petition indebtedness, as well as most other pending litigation, are stayed and certain contractual provisions may not be enforced against the Company. Absent an order of the Bankruptcy Court, substantially all pre-petition liabilities are subject to settlement under a plan of reorganization to be voted upon and approved by the Bankruptcy Court. Although the Company expects to file a reorganization plan that provides for emergence from bankruptcy in 2003, there can be no assurance that a reorganization plan will be proposed by the Company or confirmed by the Bankruptcy Court, or that any such plan will be consummated.

        The Company contemplates that a plan of reorganization will likely result in holders of the Company's common stock and holders of the 8 1/2% Trust Convertible Preferred Securities issued by Superior Trust I receiving no distribution on account of their interests and cancellation of those interests. Under certain conditions specified in the Bankruptcy Code, a plan of reorganization may be confirmed notwithstanding its rejection by an impaired class of creditors or equity holders.

        At this time, it is not possible to predict the effect of the Chapter 11 reorganization on the Company's business, creditors and equity holders or when the Company will be able to exit Chapter 11. The Company's future results are dependent upon a number of factors, including its ability to achieve the following:

  •
  continuing to implement its long-term strategy to revitalize its business and return the Company to profitability;

  •
  taking appropriate action to offset any negative effects of the Chapter 11 filings on the Company's business, including any loss of customers and impairment of vendor relations;

  •
  operating within the framework of its DIP credit facility, including its limitations on capital expenditures and its financial covenants;

  •
  generating cash flows from operations and obtaining long-term financing to replace the DIP credit facility;

  •
  attracting, motivating and retaining key executives and employees; and

  •
  developing, having confirmed by the Bankruptcy Court and implementing a plan of reorganization.

        A plan of reorganization could materially change the amounts reported in the Company's financial statements. The financial statements do not give effect to adjustments of the carrying value of assets or liabilities, the effects of any changes that may be made to the capital accounts or the effect on results of operations that might be necessary as a consequence of a plan of reorganization. The consolidated financial statements have been prepared on a going concern basis, which assumes continuity of operations and realization of assets and satisfaction of liabilities in the ordinary course of business. The Company's ability to continue as a going concern, as described above, is contingent upon, among other things, the confirmation of a reorganization plan, compliance with the provisions of the DIP credit facility and the ability to generate cash flows from operations and obtain long-term financing sources to replace the DIP credit facility (upon its expiration) and to fund its future operations upon emergence from bankruptcy. These factors raise substantial doubt about the Company's ability to continue as a going concern.

  Organizational history

        Superior was incorporated in July 1996 as a wholly owned subsidiary of The Alpine Group, Inc. ("Alpine"). On October 2, 1996, Alpine completed a reorganization whereby 100% of the common stock of two of Alpine's subsidiaries, Superior Telecommunications Inc. and DNE Systems, Inc., was contributed to the Company in exchange for 100% of the shares of the Company's then outstanding common stock. In October 1996, the Company sold 9.4 million shares of its common stock through an initial public offering (the "Offering"). As a result of the Offering, Alpine's ownership interest was reduced to 50.1%. As a result of treasury stock purchases and other transactions subsequent to the Offering, Alpine's ownership interest was approximately 48.9% at December 31, 2002.

        On November 27, 1998, the Company completed a cash tender offer for 81% of the outstanding common shares of Essex International Inc. ("Essex")—(the "Essex Acquisition"). On March 31, 1999, the Company acquired the remaining 19% of the Essex common stock through the issuance of 8 1/2%

Trust Convertible Preferred Securities of Superior Trust I, a Delaware trust in which Superior owns all the common equity interests.

        On December 11, 2002, in accordance with the terms of the Purchase Agreement, dated October 31, 2002, as amended on December 11, 2002 (the "Purchase Agreement"), by and among Alpine, Alpine Holdco Inc., a newly formed, wholly owned subsidiary of Alpine ("Alpine Holdco"), Superior and Superior's wholly-owned subsidiaries, Superior Telecommunications Inc. ("STI"), Essex International Inc. ("Essex International") and Essex Group, Inc. ("Essex Group" and, together with Superior, STI and Essex International, the "Sellers"), the Sellers sold the following assets and securities to Alpine Holdco: (1) substantially all of the assets, subject to related accounts payable and accrued liabilities (excluding, however, any secured debt), of the Sellers' electrical wire business; (2) all of the outstanding shares of capital stock of DNE Systems, Inc., a manufacturer of multiplexers and other communications and electronic products; and (3) all of the outstanding shares of capital stock of Texas SUT Inc. and Superior Cable Holdings (1997) Ltd., which together own approximately 47% of Superior Cables Ltd. ("Superior Israel"), the largest Israeli-based producer of wire and cable products. Superior continues to retain a 3% equity interest in Superior Israel.

2. Summary of significant accounting policies

  Basis of presentation

        The consolidated financial statements represent the consolidation of all majority owned companies. The Company records all affiliate companies representing 20% to 50% ownership using the equity method of accounting. Other investments representing ownership of less than 20% are recorded at cost. These financial statements present the consolidated balance sheets of the Company at December 31, 2002 and 2001, and the related consolidated statements of operations, stockholders' equity and cash flows for the years ended December 31, 2002, 2001 and 2000. All significant intercompany accounts and transactions have been eliminated. Minority interest recorded in the consolidated financial statements is related to the Company's 50.2% owned subsidiary, Superior Cables Limited ("Superior Israel") for periods prior to December 11, 2002.

  Cash and cash equivalents

        All highly liquid investments purchased with a maturity at acquisition of 90 days or less are considered to be cash equivalents.

  Inventories

        Inventories of communications products are stated at the lower of cost or market, using the first-in, first-out ("FIFO") cost method. Inventories of magnet wire and electrical products are primarily stated at the lower of cost or market, using the last-in, first-out ("LIFO") cost method. Inventories include costs of materials, labor and manufacturing overhead. See Note 3.

  Property, plant and equipment

        Property, plant and equipment are stated at cost less accumulated depreciation and amortization. Leasehold improvements are amortized over the lesser of the estimated useful lives of the assets or the lease term. Depreciation and amortization are provided over the estimated useful lives of the assets using the straight-line method. The estimated lives are as follows:

Buildings and improvements	6 to 40 years
Machinery and equipment	3 to 15 years

        Maintenance and repairs are charged to expense as incurred. Long-term improvements are capitalized as additions to property, plant and equipment. Upon retirement or other disposal, the asset cost and related accumulated depreciation are removed from the accounts and the net amount, less any proceeds, is charged or credited to income. Interest is capitalized during the active construction period of major capital projects. During 2002, 2001 and 2000, $0.2 million, $1.4 million and $5.0 million, respectively, was capitalized in connection with various capital projects.

  Goodwill

        The Company adopted SFAS No. 142, "Goodwill and Other Intangible Assets" effective January 1, 2002. As of December 31, 2001, $750 million in goodwill was included as an asset in the Company's consolidated balance sheet. Changes in goodwill for the year ended December 31, 2002 are described below. SFAS No. 142 requires that the amortization of goodwill and certain other intangible assets cease as of January 1, 2002 and that the related recorded value of goodwill be allocated to the identified reporting units of the Company and its consolidated subsidiaries and be reviewed annually for impairment. If the carrying value (including goodwill) of any reporting unit exceeds the fair value (determined on a discounted cash flow basis or other fair value method), impairment of goodwill exists resulting in a charge to earnings to the extent of goodwill impairment.

        The transitional rules for implementing SFAS No. 142 provide that an initial assessment as to whether there is an implied impairment to the carrying value of goodwill must be completed within six months of adoption of SFAS No. 142, with the final determination of goodwill impairment completed by the end of 2002. SFAS No. 142 requires that any goodwill impairment resulting from initial application of this new rule be reflected through a charge to income as a cumulative effect of an accounting change, applied retroactively to January 1, 2002.

        Superior completed its final determination of initial goodwill impairment in August 2002. The application of this new standard and the impact of recent economic conditions and industry specific conditions affecting Superior's business segments resulted in a non-cash goodwill impairment charge of $424 million including $166 million related to Superior's Electrical segment and $258 million related to Superior's Magnet Wire segment. The goodwill impairment charge was recorded retroactively to January 1, 2002 as a cumulative effect of accounting change for goodwill impairment in accordance with SFAS No. 142.

        As required by SFAS No. 142, the Company performed its annual assessment of goodwill impairment in the fourth quarter of 2002. As a result of generally depressed economic conditions and specific industry conditions in the telecommunications industry the Company's operating income and results of operations continued to decline during 2002. Based on that trend, the earnings forecast for the next five years was revised and in the fourth quarter of 2002, Superior recognized an additional goodwill impairment loss of $324.7 million in its Magnet Wire ($73.4 million) and Communications ($251.3 million) reporting units since the carrying amount of the reporting units was greater than the fair value of the reporting units (as determined using the expected present value of expected future cash flows) and the carrying amount of the reporting unit goodwill exceeded the implied fair value of that goodwill. The impairment charge resulted in the write-off of all remaining goodwill.

        Prior to the adoption of SFAS No. 142, the excess of the purchase price over the net identifiable assets of businesses acquired was amortized ratably over periods not exceeding 40 years and periodically assessed for recoverability by determining if the carrying amount exceeded the undiscounted cash flows of the acquired operations. Accumulated amortization of goodwill at December 31, 2001 was $70.5 million.

        The table below, which provides SFAS No. 142 transitional disclosures, reconciles the reported net loss applicable to common stock (and related per share data) to an adjusted net loss applicable to common stock (and related per share data) adjusted to exclude amortization expense related to goodwill that is no longer required.

	Year Ended December 31,
	2002	2001	2000
Reported net loss	$(961,291)	$(32,503)	$(2,140)
Goodwill amortization	—	21,057	20,959

Adjusted net income (loss)	$(961,291)	$(11,446)	$18,819

Basic income (loss) per share of common stock:
Reported net loss	$(45.16)	$(1.58)	$(0.11)
Goodwill amortization	—	1.02	1.04

Adjusted net income (loss)	$(45.16)	$(0.56)	$0.93

Reported loss before cumulative effect of accounting change	$(536,788)	$(32,503)	$(2,140)
Goodwill amortization	—	21,057	20,959

Adjusted income (loss) before cumulative effect of accounting change	$(536,788)	$(11,446)	$18,819

Basic and diluted loss per share of common stock:
Reported loss before cumulative effect of accounting change	$(25.22)	$(1.58)	$(0.11)
Goodwill amortization	—	1.02	1.04

Adjusted income (loss) before cumulative effect of accounting change	$(25.22)	$(0.56)	$0.93

  Deferred financing costs

        Origination costs incurred in connection with outstanding debt financings are included in the balance sheet in other assets. These deferred financing costs are being amortized over the lives of the applicable debt instruments on an effective interest rate basis and are charged to operations as additional interest expense. Total unamortized deferred financing fees at December 31, 2002 and 2001 were approximately $27.3 million and $31.2 million, respectively.

  Amounts due customers

        Included in accrued expenses at December 31, 2002 and 2001 are certain amounts due customers totaling $2.2 million and $11.9 million, respectively, representing cash discount liabilities to customers who meet certain contractual sales volume criteria. Such discounts are paid periodically to those qualifying customers.

  Income taxes

        The Company accounts for income taxes under an asset and liability approach that requires the recognition of deferred tax assets and liabilities for the expected future tax impact of temporary differences arising from assets and liabilities whose tax bases are different from financial statement amounts. A valuation allowance is established if it is more likely than not that all or a portion of deferred tax assets will not be realized. Realization of the future tax benefits of deferred tax assets is dependent on the Company's ability to generate taxable income within the carryforward period and the periods in which net temporary differences reverse.

  Derivative financial instruments

        Effective January 1, 2001, the Company adopted SFAS No. 133 "Accounting for Derivative Instruments and Hedging Activities" as amended by SFAS No. 137 and SFAS No. 138. These statements establish accounting and reporting standards for derivative instruments and require recognition of all derivatives as either assets or liabilities in the statements of financial position and measurement of those instruments at fair value. The cumulative effect of the change in accounting upon adoption of SFAS No. 133 was not material.

        All derivatives are recognized on the balance sheet at fair value. On the date the derivative contract is entered, the Company designates the derivative as either (i) a fair value hedge of a recognized asset or liability, (ii) a cash flow hedge of a forecasted transaction, (iii) a hedge of a net investment in a foreign operation, or (iv) a non-designated derivative instrument. The Company engages in certain derivatives that are classified as fair value hedges, cash flow hedges and non-designated derivative instruments. Changes in the fair value of a derivative that is designated as a fair value hedge and the underlying exposure being hedged are adjusted to fair value and are recorded in the consolidated statements of operations in the same line item. Changes in the fair value of a derivative that is designated as a cash flow hedge are recorded in other comprehensive income with any ineffective portion of a financial instrument hedge immediately recognized in earnings. Changes in the fair value of non-designated derivative contracts are reported in current earnings.

        The Company formally documents all relationships between hedging instruments and hedged items, as well as the risk management objectives and strategy for undertaking various hedge transactions. The Company formally assesses, both at the hedge's inception and on an ongoing basis, whether the derivatives that are used in hedging transactions are highly effective in offsetting changes in fair values or cash flow of hedged items. When it is determined that a derivative is no longer highly effective as a hedge, hedge accounting is discontinued on a prospective basis. Derivative financial instruments and derivative transactions reflected in the consolidated financial statements are discussed in Note 15.

  Revenue recognition

        Revenue is recognized when pervasive evidence of an agreement exists, delivery has occurred, the Company's price to the buyer is fixed and determinable and collectability is reasonably assured.

  Foreign currency translation

        The financial position and results of operations of foreign subsidiaries are measured using local currency as the functional currency. Assets and liabilities denominated in foreign currencies are translated into U.S. dollars at exchange rates in effect at year-end. Revenues and expenses are translated at average exchange rates prevailing during the year. The resulting translation gains and losses are charged directly to accumulated other comprehensive income, a component of stockholders' equity, and are not included in net income until realized through sale or liquidation of the investment. Foreign currency exchange gains and losses incurred on foreign currency transactions are included in income as they occur.

  Stock-Based Compensation Plans

        The Company applies the intrinsic-value based method of accounting prescribed by Accounting Principles Board (APB) Opinion No. 25, Accounting for Stock Issued to Employees, and related interpretations including FASB Interpretation No. 44, Accounting for Certain Transactions involving Stock Compensation, an interpretation of APB Opinion No. 25, issued in March 2000, to account for its stock-based compensation plans. Under this method, compensation expense is recorded on the date of grant only if the current market price of the underlying stock exceeded the exercise price. SFAS No. 123, Accounting for Stock-Based Compensation, established accounting and disclosure requirements using a fair-value based method of accounting for stock-based employee compensation plans. As allowed by SFAS No. 123, the Company has elected to continue to apply the intrinsic-value based method of accounting described above, and has adopted only the disclosure requirements of SFAS No. 123. The following table illustrates the effect on net loss if the fair value based method had been applied to all outstanding and unvested awards in each period.

	Year Ended December 31,
	2002	2001	2000
Net loss, as reported	$(961,291)	$(32,503)	$(2,140)
Add stock-based employee compensation expense included in reported net loss, net of tax	845	1,300	390
Deduct total stock-based employee compensation expense determined under fair value based method for all awards, net of related tax effects	(1,932)	(5,934)	(3,763)

Pro forma net loss	$(962,378)	$(37,137)	$(5,513)

Net loss per share:
Basic—as reported	$(45.16)	$(1.58)	$(0.11)
Basic—pro forma	(45.21)	(1.80)	(0.27)
Diluted—as reported	(45.16)	(1.58)	(0.11)
Diluted—pro forma	(45.21)	(1.80)	(0.27)

        The effects of applying SFAS No. 123 in the pro forma disclosure are not necessarily indicative of future amounts, since the estimated fair value of stock options is amortized to expense over the vesting period and additional options may be granted in future years. The fair value for these options was estimated at the date of grant using the Black-Scholes option-pricing model with the following weighted-average assumptions for the years ended December 31, 2002, 2001 and 2000, respectively: dividend yield of 0% for 2002 and 2001 and 2% for 2000; expected volatility of 91%, 72% and 64%, risk-free interest rate of 2.64%, 4.16% and 5.11%, and expected life of two years for all periods. The weighted average per share fair value of options granted at an exercise price equal to the fair market value (using the Black-Scholes option-pricing model) during December 31, 2002, 2001, 2000 was $0.25, $1.52 and $5.33, respectively. The weighted average per share fair value of options granted at an exercise price below the fair market value during the year ended December 31, 2001 was $1.94.

        The Black-Scholes option-pricing model was developed for use in estimating the fair value of traded options which have no vesting restrictions and are fully transferable. In addition, option valuation models require the input of highly subjective assumptions, including the expected stock price volatility. Because the Company's employee and consultant stock options have characteristics significantly different from those of traded options and because changes in the subjective input assumptions can materially affect the fair value estimates, in management's opinion, the existing models do not necessarily provide a reliable single measure of the fair value of its employee stock options.

  Research and development costs

        Research and development costs are expensed as incurred. Research and development costs during the years ended December 31, 2002, 2001 and 2000 amounted to $8.4 million, $9.0 million and $7.2 million, respectively.

  Advertising costs

        Advertising costs are expensed as incurred. Advertising costs during the year ended December 31, 2002 and 2001 amounted to $2.5 million and $2.1 million, respectively.

  Insurance reserves

        It is the policy of the Company to self-insure up to certain limits (on an individual and aggregate basis) for certain insurable risks related primarily to workers' compensation, health insurance and comprehensive general and vehicle liability. Provisions for losses expected under these programs are recorded based on the Company's estimate of the aggregate liabilities for the claims incurred.

  Shipping and handling

        All shipping and handling costs are included in costs of sales and all billings associated with these costs are included in revenues.

  Loss per share

        Basic loss per common share is computed by dividing net loss by the weighted average number of shares of common stock outstanding for the period. The computation of diluted loss per share does not assume conversion or exercise of securities that would have an antidilutive effect on loss per share. Diluted loss per common share is determined assuming the conversion of outstanding stock options and grants under the treasury stock method.

  Comprehensive income

        Comprehensive income includes all changes in equity from non-owner sources such as net income, foreign currency translation adjustments, change in the fair value of derivatives and minimum pension liability adjustments.

        The components of accumulated other comprehensive deficit at December 31, 2002 consisted of foreign currency translation adjustment of $(3.3) million, additional minimum pension liability of $(9.0) million and unrealized loss on derivatives of $(0.7) million.

  Concentrations of risk and allowance for doubtful accounts

        At December 31, 2002 and 2001, accounts receivable from the regional Bell operating companies ("RBOCs") and major independent telephone companies amounted to $10.0 million and $17.6 million, respectively. See Note 18 for concentrations of risk within the Company's business segments.

        Accounts receivable are net of allowances for doubtful accounts of $7.7 million and $8.4 million at December 31, 2002 and 2001, respectively.

  Impairment of Long-Lived Assets

        The Company adopted SFAS No. 144 on January 1, 2002. SFAS No. 144 provides a single accounting model for long-lived assets held and used or to be disposed of. SFAS No. 144 also changes the criteria for classifying an asset as held for sale, broadens the scope of businesses to be disposed of that qualify for reporting as discontinued operations and changes the timing of recognizing losses on such operations.

        In accordance with SFAS No. 144, long-lived assets, such as property, plant, and equipment, and purchased intangibles subject to amortization, are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset group to estimated undiscounted future cash flows expected to be generated by the asset group. If the carrying amount of an asset group exceeds its estimated future cash flows, an impairment charge is recognized by the amount by which the carrying amount of the asset group exceeds the fair value of the asset group. Assets to be disposed of are separately presented in the balance sheet and reported at the lower of the carrying amount or fair value less costs to sell, and are no longer depreciated. The assets and liabilities of a disposal group classified as held for sale are presented separately in the appropriate asset and liability sections of the balance sheet.

        Prior to the adoption of SFAS No. 144, the Company accounted for long-lived assets in accordance with SFAS No. 121, Accounting for Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of.

  Use of estimates

        The Company's consolidated financial statements are prepared in accordance with accounting principles generally accepted in the United States, which require management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the dates of the financial statements and the reported amounts of revenues and expenses during the reporting periods. Significant items subject to such estimates and assumptions include the carrying amount of property, plant and equipment and intangible assets; valuation allowances for receivables, inventories and deferred income tax assets; self-insurance reserves; valuation of derivative instruments; and obligations related to employee benefits. Actual results could differ from those estimates.

  New accounting standards

        In July 2001, the FASB issued SFAS No. 143, "Accounting for Asset Retirement Obligations". SFAS No. 143 requires entities to record the fair value of a liability for an asset retirement obligation in the period in which it is incurred. When the liability is initially recorded, the entity capitalizes the cost by increasing the carrying amount of the related long-lived asset. Over time, the liability is accreted to its present value each period and the capitalized cost is depreciated over the useful life of the related asset. Upon settlement of the liability, the entity either settles the obligation for the amount recorded or incurs a gain or loss. SFAS No. 143 is effective for fiscal years beginning after June 15, 2002. The Company does not anticipate any material impact on its results of operations or financial position related to implementation of SFAS No. 143.

        In April 2002, the FASB issued SFAS No. 145, Rescission of FASB Statements No. 4, 44 and 64, Amendment of FASB Statement No. 13, and Technical Corrections. SFAS No. 145 amends existing guidance to eliminate the current requirement that gains and losses on early extinguishment of debt must be classified as extraordinary items and permits such classifications only if the debt extinguishment meets the criteria for classification as an extraordinary item under APB Opinion No. 30, Reporting the Results of Operations—Reporting the Effects of Disposal of a Segment of a Business, and Extraordinary, Unusual and Infrequently Occurring Events and Transactions. SFAS No. 145 also amends SFAS No. 13 to require sale-leaseback accounting for certain lease modifications that have economic effects similar to sale-leaseback transactions. The provisions of the Statement related to the rescission of Statement No. 4 is applied in fiscal years beginning after May 15, 2002. Earlier application of these provisions is encouraged. The provisions of the Statement related to Statement No. 13 were effective for transactions occurring after May 15, 2002, with early application encouraged. As a result of the adoption of SFAS No. 145 the Company reclassified to other income (expense) a $4.6 million loss on the early extinguishment of debt previously reported as an extraordinary item (net of deferred tax benefit of $1.7 million) and reclassified $1.7 million to benefit for income taxes in the Company's statement of operations for the year ended December 31, 2001.

        In June 2002, the FASB issued SFAS No. 146, Accounting for Costs Associated with Exit or Disposal Activities. SFAS No. 146 addresses financial accounting and reporting for costs associated with exit or disposal activities and nullifies Emerging Issues Task Force (EITF) Issue 94-3, Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity. The provisions of this Statement are effective for exit or disposal activities that are initiated after December 31, 2002, with early application encouraged. The adoption of SFAS No. 146 is not expected to have a material effect on the Company's financial statements.

        In November 2002, the FASB issued Interpretation No. 45, Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness to Others, an interpretation of FASB Statements No. 5, 57 and 107 and a rescission of FASB Interpretation No. 34. This Interpretation elaborates on the disclosures to be made by a guarantor in its interim and annual financial statements about its obligations under guarantees issued. The Interpretation also clarifies that a guarantor is required to recognize, at inception of a guarantee, a liability for the fair value of the obligation undertaken. The initial recognition and measurement provisions of the Interpretation are applicable to guarantees issued or modified after December 31, 2002 and are not expected to have a material effect on the Company's financial statements. The disclosure requirements are effective for financial statements of interim or annual periods ending after December 15, 2002 and such disclosures are contained herein.

        In December 2002, the FASB issued SFAS No. 148, Accounting for Stock-Based Compensation—Transition and Disclosure, an amendment of FASB Statement No. 123. This Statement amends FASB Statement No. 123, Accounting for Stock-Based Compensation, to provide alternative methods of transition for a voluntary change to the fair value method of accounting for stock-based employee compensation. In addition, this Statement amends the disclosure requirements of Statement No. 123 to require prominent disclosures in both annual and interim financial statements. Certain of the disclosure modifications are required for fiscal years ending after December 15, 2002 and are included in the notes to these consolidated financial statements.

3. Inventories

        At December 31, 2002 and 2001, the components of inventories are as follows:

	December 31,
	2002	2001
	(in thousands)
Raw materials	$13,318	$37,743
Work in process	8,646	35,148
Finished goods	82,833	185,688

	104,797	258,579
LIFO reserve	(434)	4,631

	$104,363	$263,210

        During the year ended December 31, 2001, the Company changed the number of pools used to segregate inventory for the purpose of calculating LIFO inventory from three to five in order to reflect the copper component separately. This change was made to more accurately reflect inventory costs in accordance with the LIFO approach as the changes in the prices of copper do not mirror the changes in prices of the other components of inventory. Utilization of the new method for the year ended December 31, 2001 resulted in the net loss being $0.6 million or $0.03 per diluted share less than the net loss under the previous method. The cumulative effect of the change in accounting principle was not material.

        Inventories valued using the LIFO method amounted to $63 million and $149.8 million at December 31, 2002 and 2001, respectively. During the year ended December 31, 2000, inventory quantities were reduced which resulted in a LIFO layer liquidation. The impact of the liquidation reduced net loss by $1.6 million in 2000.

4. Property, plant and equipment

        At December 31, 2002 and 2001, property, plant and equipment consists of the following:

	December 31,
	2002	2001
	(in thousands)
Land	$9,755	$23,602
Buildings and improvements	89,444	144,682
Machinery and equipment	301,173	496,967

	400,372	665,251
Less accumulated depreciation	125,245	156,483

	$275,127	$508,768

        Depreciation expense for the years ended December 31, 2002, 2001 and 2000 was $42.5 million, $45.1 million and $41.0 million, respectively.

5. Asset sale

        On December 11, 2002, in accordance with the terms of the Purchase Agreement, dated October 31, 2002, as amended on December 11, 2002 (the "Purchase Agreement"), by and among Alpine, Alpine Holdco Inc., a newly formed, wholly owned subsidiary of Alpine ("Alpine Holdco"), Superior and Superior's wholly-owned subsidiaries, Superior Telecommunications Inc. ("STI"), Essex International Inc. ("Essex International") and Essex Group, Inc. ("Essex Group" and, together with Superior, STI and Essex International, the "Sellers"), the Sellers sold the following assets and securities to Alpine Holdco: (1) substantially all of the assets, subject to related accounts payable and accrued liabilities (excluding, however any secured debt), of the Sellers' electrical wire business; (2) all of the outstanding shares of capital stock of DNE Systems, Inc., a manufacturer of multiplexers and other communications and electronic products; and (3) all of the outstanding shares of capital stock of Texas SUT Inc. and Superior Cable Holdings (1997) Ltd., which together own approximately 47% of Superior Israel. This transaction is referred to herein as the "Electrical Sale". Superior continues to retain a 3% equity interest in Superior Israel. The aggregate purchase price for the Electrical Sale was approximately $85 million in cash plus the issuance of a warrant to Superior to purchase 19.9% of the common stock of Essex Electric, Inc. ("Essex Electric"), a wholly owned subsidiary of Alpine Holdco formed to own and operate the electrical wire business. The warrant is only exercisable during the 30 day period prior to its expiration on December 11, 2007 or upon the earlier occurrence of certain specified transactions generally involving a change in control of or a sale of the assets of Alpine Holdco or Essex Electric. The total exercise price is $0.6 million. The warrant was valued at $1 million based upon a Black-Scholes option pricing model and is included in other long-term assets in the accompanying consolidated balance sheet at December 31, 2002.

        In connection with the Electrical Sale, Essex Electric and Superior entered into a Supply and Transitional Services Agreement (the "Supply Agreement"). Under the Supply Agreement, Essex Electric, among other things, has agreed to purchase from Superior certain specified quantities of its overall requirements of copper rod. The specified quantities represent a range of Essex Electric's estimated total annual copper rod requirements for use in its building and industrial wire manufacturing process. The purchase price for copper rod specified in the Supply Agreement is based on the COMEX price plus an adder to reflect conversion to copper rod. The costs of freight are paid by Essex Electric. The Supply Agreement also states that Superior will provide certain administrative services to Essex Electric, including accounting, legal, risk management, personnel, data processing and employee relations services. Charges for these services are generally based on actual usage or an allocated portion of the total cost to Superior. The Supply Agreement expires on December 31, 2004 but may be terminated at any time prior to that by mutual consent of Alpine and Superior. Additionally, the parties may terminate various services provided for under the Supply Agreement upon certain prior notice as provided therein. Superior may terminate its obligations to supply copper rod upon 60 days notice given to Essex Electric any time after January 1, 2004 if Essex Electric has purchased less than certain minimum quantities of copper rod specified in the Supply Agreement. The total cost of copper rod purchased under the Supply Agreement in 2002 was $10.8 million and the cost for administrative services for 2002 was $0.3 million.

6. Short-term borrowings

        At December 31, 2002 and 2001, short-term borrowings consist principally of $58 million and $124.4 million, respectively, in borrowings under the then outstanding accounts receivable securitization program. Borrowings are limited based on a percentage of eligible receivables, as defined by the program. At December 31, 2002, there was no undrawn availability under this facility based on levels of accounts receivables on such date. Under the then outstanding receivable securitization program, the Company granted a security interest in all the trade accounts receivable of its domestic subsidiaries to secure borrowings under the facility. Borrowings under this program bear interest at a variable rate (4.07% and 2.95% at December 31, 2002 and 2001, respectively). As discussed in Note 7, borrowings under the accounts receivable securitization program were refinanced in connection with the Company's Chapter 11 filing on March 3, 2003.

7. Debt

        At December 31, 2002 and 2001, long-term debt consists of the following:

	December 31,
	2002	2001
	(in thousands)
Superior senior credit facility:
Superior revolving credit facility	$191,480	$169,000
Superior term loan A	301,793	299,808
Superior term loan B	383,404	403,272
Superior senior subordinated notes	221,755	203,029
Superior Israel credit facilities	—	80,287
Superior Israel bank borrowings	—	63,637
Other	8,799	13,974

Total long-term debt	1,107,231	1,233,007
Less current portion of long-term debt	1,107,231	104,793

	$—	$1,128,214

        As discussed in Note 1, on March 3, 2003, the Company and certain of its U.S. subsidiaries filed voluntary petitions for relief under Chapter 11 of the Bankruptcy Code and are currently managing their properties and operating their businesses as "debtors-in-possession" under the jurisdiction of the Bankruptcy Court and in accordance with the applicable provisions of the Bankruptcy Code. Under the Bankruptcy Code, actions to collect pre-petition indebtedness are stayed and certain contractual provisions may not be enforced against the Company. Absent an order of the Bankruptcy Court, substantially all pre-petition indebtedness is subject to settlement under a plan of reorganization to be voted upon and approved by the Bankruptcy Court.

        Superior's principal pre-petition debt agreements include a senior credit facility comprised of a revolving credit facility along with a term loan A and a term loan B, all of which are governed by an Amended and Restated Credit Agreement (the "Pre-Petition Credit Agreement"), an accounts receivable securitization facility (see Note 6) and outstanding Senior Subordinated Notes.

        The revolving credit facility under the Pre-Petition Credit Agreement allowed for borrowings by Superior's subsidiaries (other than Superior Israel) of up to $225 million in the aggregate (subject to reductions in 2002 which limited total borrowings to $214 million). Prior to Superior's bankruptcy filing, the revolving credit facility was due to mature on May 27, 2004. At December 31, 2002, interest on outstanding borrowings under the Pre-Petition Credit Agreement was based upon LIBOR plus 5.5% or the base rate (prime) plus 5.0% (7.15% at December 31, 2002).

        Superior entered into a number of amendments to the Pre-Petition Credit Agreement in 2001 and 2002. These amendments generally, among other things, (i) modified operating performance levels required to meet certain financial covenants, (ii) extended or deferred required principal payments, (iii) increased the interest rate, (iv) prohibited the payment of distributions on the 8 1/2% Trust Convertible Preferred Securities (see Note 8) and (v) restricted the cash payment of interest on the Senior Subordinated Notes.

        Superior also had outstanding at December 31, 2002 Senior Subordinated Notes, which included a $120 million term note A and an $80 million term note B which are due in 2007. Interest at December 31, 2002 was based on LIBOR (1.43% at December 31, 2002), plus 12%. In December 2001, Superior entered into an amendment to the agreement governing the Senior Subordinated Notes which allowed Superior in certain circumstances to make three of the four quarterly interest payments due in 2002 in the form of payment-in-kind notes ("PIK notes") in lieu of cash interest payments. Alpine provided Superior sufficient cash to make one quarterly cash interest payment in 2002. In consideration for its funding of the quarterly interest payment in 2002, Alpine was issued a PIK note from Superior Telecommunications Inc. in the principal sum of $3.7 million (the "Alpine PIK Note"). The Alpine PIK Note matures in May 2009 and, generally, accrues interest at a rate equal to that paid on the Senior Subordinated Notes. As a result of issuance of the PIK notes in 2002, the interest rate on the Senior Subordinated Notes was increased to LIBOR plus 12%.

        In connection with its filings for relief under Chapter 11 of the Bankruptcy Code, Superior received interim bankruptcy court approval for $95 million of a $100 million (with a sub-limit of $15 million in letters of credit) debtor-in-possession financing facility (the "DIP Credit Facility") from lenders within its existing bank group in order to refinance Superior's accounts receivable securitization facility and to provide liquidity during the reorganization process. The DIP Credit Facility is a revolving credit facility under which Superior Telecommunications Inc. is the borrower and the rest of the Debtors are guarantors.

        The DIP Credit Facility has been afforded super priority claim status in the Chapter 11 case and is collateralized by first liens on all of the Company's assets (except valid and unavoidable pre-petition liens and certain other permitted liens applicable to certain assets) subject to a $1.75 million carve out for professional and administrative fees. The DIP Credit Facility also provides for adequate protection payments to certain pre-petition lenders in an amount representing Superior's 2002 income tax refunds to be received in 2003 and monthly payments commencing April 1, 2003 in an amount not to exceed $1.5 million per month. The monthly adequate protection payments are payable only if the Company meets certain EBITDA thresholds and maintains certain borrowing/liquidity levels.

        Borrowings under the DIP Credit Facility bear interest at a prime rate plus 2.5% or, at Superior's option, at the LIBOR rate plus 3.5%. The DIP Credit Facility provides for a maximum committed amount of $100 million with borrowing availability determined by reference to a borrowing base tied to eligible accounts receivable and inventory levels. Superior is obligated to pay an unused commitment fee of 1% per annum on the unused amount of the maximum committed amount and a fee of 3.5% per annum on the outstanding face amount of outstanding letters of credit. The DIP Credit Facility is scheduled to terminate on the earliest to occur of (i) December 3, 2003 (with an automatic extension to March 3, 2004 if the Company files a reorganization plan satisfactory to the DIP Credit Facility lenders prior to September 3, 2003), or (ii) the effective date of a plan of reorganization confirmed by the Bankruptcy Court.

        The DIP Credit Facility contains covenants which restrict the amount of capital expenditures and require the maintenance of specified levels of cumulative earnings before interest, taxes, depreciation, amortization and certain reorganization and restructuring expenses for periods ending on or after April 30, 2003. The DIP Credit Facility also contains other customary covenants, including certain reporting requirements and covenants that restrict the Company's ability to incur or create liens, indebtedness and guarantees, make dividend payments, sell or dispose of assets, change the nature of its business and enter into affiliated transactions, mergers and consolidations. Failure to satisfy these covenants would (in some cases, after the expiration of a grace period) result in an event of default that could cause, absent the receipt of appropriate waivers, borrowings under the DIP Credit Facility to become due and payable.

        Long-term debt of Superior Israel amounted to $143.9 million at December 31, 2001. Such debt is recourse only to Superior Israel and not to Superior or its other subsidiaries. As discussed in Note 5, Superior sold substantially all of its equity interest in Superior Israel to Alpine on December 11, 2002.

        The fair value of the Company's debt under the Pre-Petition Credit Agreement at December 31, 2002, based on the quoted market price for the same or similar issues or on the current rates offered to the Company for debt of the same remaining maturities was approximately $616.3 million. The Company is unable to estimate the fair value of the Senior Subordinated Notes.

        As a result of its Chapter 11 filings, the Company is in default under its debt agreements and all of its debt outstanding at December 31, 2002 has been reflected as a current liability in the accompanying consolidated balance sheet. The aggregate contractual principal maturities of long-term debt for the five years subsequent to December 31, 2002 are as follows:

Year	Amount
(in thousands)
2003	$14,794
2004	861,934
2005	—
2006	—
2007	221,755
Thereafter	8,748

8. Trust Convertible Preferred Securities

        On March 31, 1999, Superior Trust I (the "Trust"), a trust in which the Company owns all the common equity interests, issued 3,332,254 shares of 8 1/2% Trust Convertible Preferred Securities ("Trust Convertible Preferred Securities") with a liquidation value of $50 per share. The sole assets of the Trust are the Company's 8 1/2% Convertible Subordinated Debentures ("Convertible Debentures") with an aggregate principal amount of $171,765,650, at an interest rate of 8 1/2% per annum and a maturity date of March 30, 2014. The Company has fully and unconditionally guaranteed the Trust's obligations under the Trust Convertible Preferred Securities. The Trust Convertible Preferred Securities are currently convertible into common stock of the Company at the rate of 1.1496 shares of the Company's common stock for each Trust Convertible Preferred Security (equivalent to a conversion price of $43.49 per share of common stock). This conversion rate is subject to customary anti-dilution adjustments. Distributions on the Trust Convertible Preferred Securities are payable (subject to rights to defer distributions as discussed below) quarterly by the Trust. The Trust Convertible Preferred Securities are subject to mandatory redemption on March 30, 2014, at a redemption price of $50 per Trust Convertible Preferred Security, plus accrued and unpaid distributions.

        The Trust Convertible Preferred Securities are not redeemable before April 1, 2003. At any time on and after that date, the Trust Convertible Preferred Securities may be redeemed by the Company at a per share redemption price of $52.55, periodically declining to $50.00 in April 2008 and thereafter. The Company has reserved 3,830,759 shares of its common stock for possible conversion of the Trust Convertible Preferred Securities.

        Pursuant to the provisions of the related indenture, Superior may defer quarterly cash distribution payments for a period of up to twenty consecutive quarters, during which period unpaid distributions accrue interest at a rate of 8.5% per annum. Additionally, during such deferral periods Superior, among other things, cannot pay cash dividends on its common stock, or redeem or repurchase any of its capital stock. Superior elected to defer quarterly payments of distributions for the periods subsequent to June 30, 2001.

        Superior's Chapter 11 filing constitutes an early dissolution event under the terms of the instruments governing the Trust as a result of which the Trust will be liquidated by distributing to holders of the Trust Convertible Preferred Securities an aggregate principal amount of Convertible Debentures equal to the aggregate liquidation amount of their Trust Convertible Preferred Securities.

        The estimated aggregate fair value of the Trust Convertible Preferred Securities, when issued, was approximately $133.3 million based on average per share trading values on the New York Stock Exchange. The resulting discount of $33.3 million is being amortized using the effective interest method over the term of the Trust Convertible Preferred Securities. At December 31, 2002, the fair value of the Trust Convertible Preferred Securities, based on quoted market price, was approximately $1.2 million.

9. Loss per share

        The computation of basic and diluted loss per share for the years ended December 31, 2002, 2001 and 2000, is as follows:

	Year Ended December 31,
	2002			2001			2000
	Net loss before extraordinary (loss)	Shares	Per Share Amount	Net Loss	Shares	Per Share Amount	Net income before extraordinary (loss)	Shares	Per Share Amount
	(In Thousands, Except Per Share Amounts)
Basic loss per common share before cumulative effect of accounting change	$(536,788)	21,287	$(25.22)	$(32,503)	20,635	$(1.58)	$(2,140)	20,238	$(0.11)
Dilutive impact of stock options and grants	—	—	—	—	—	—	—	—	—

Diluted loss per common share before cumulative effect of accounting change	$(536,788)	21,287	$(25.22)	$(32,503)	20,635	$(1.58)	$(2,140)	20,238	$(0.11)

        The Company has excluded the assumed conversion of the Trust Convertible Preferred Securities from the loss per share calculation for the years ended December 31, 2002, 2001 and 2000 as the impact would be anti-dilutive.

        As a publicly-traded company, Superior Israel has certain stock options outstanding pursuant to stock option plans in existence prior to investment by the Company therein. At December 31, 2002 and 2001, the dilutive impact of such stock options to the Company's loss per share calculation was immaterial.

        None of Superior's stock options outstanding have been included in the computation of diluted earnings per share because to do so would be antidilutive for all periods presented.

10. Stockholders' deficit

        The Company has 35,000,000 shares of common stock authorized for issuance, with a $0.01 par value. At December 31, 2002 and 2001, the Company had 22,179,834 and 21,667,661 common shares, respectively, issued and 21,384,624 and 20,854,304 common shares, respectively, outstanding.

        On January 25, 2000, the Company declared a 3% stock dividend to stockholders of record on February 3, 2000. As a result, 612,069 shares were issued on February 11, 2000. All references to common shares (except shares authorized and issued) and to per share information in the consolidated financial statements have been adjusted to reflect the stock dividend on a retroactive basis.

        In December 2000, the Company adopted a Stockholder Rights Plan (the "Rights Plan"). Under the Rights Plan, a Preferred Share Purchase Right ("Right") is attached to each share of common stock pursuant to which the holder will, in certain takeover-related circumstances, become entitled to purchase from the Company one one-hundredth of a share of Series A Junior Participating Preferred Stock at a price of $10.88, subject to adjustment, with each share having substantially the rights and preferences of 100 shares of common stock. The Rights will separate from the common shares after a person or entity or group of affiliated or associated persons acquire, or commence a tender offer that would result in a person or group acquiring beneficial ownership of 15% or more of the outstanding common shares. Also, in certain takeover-related circumstances, each Right (other than those held by an acquiring person) will be exercisable for shares of common stock of the Company and stock of the acquiring person having a market value of twice the exercise price. Once certain triggering events have occurred to cause the Rights to become exercisable, each Right may be exchanged by the Company for one share of common stock. The Rights are redeemable at any time, prior to the time that a person becomes an acquiring person, by the Company before their expiration on December 28, 2010 at a redemption price of $0.01 per Right. At December 31, 2002, 500,000 shares of Series A Junior Participating Preferred Stock were reserved for issuance under this Rights Plan.

11. Stock based compensation plans

        The Company sponsors the Superior TeleCom Inc. 1996 Stock Incentive Plan (the "Option Plan") which has 6,858,750 shares of common stock reserved for issuance. At December 31, 2002 and 2001, there were 1,781,652 and 1,357,866 shares of common stock, respectively, available for issuance under the Option Plan. Participation in the Option Plan is limited to employees, directors, and consultants of the Company, its parent and affiliates thereof. The Option Plan provides for grants of incentive and non-qualified stock options, which cannot be exercised in the first year or after ten years from the date of grant. In January 2001, the Company adopted a stock option restructuring program under the Option Plan pursuant to which designated employees and non-employee directors could elect to cancel certain of their outstanding stock options in exchange for the grant of replacement stock options or shares of restricted stock, depending upon the number of stock options held. Approximately 2.9 million options were cancelled and the new options granted were accounted for on a variable basis. As the exercise price of the variable options was above the stock price of the Company at December 31, 2002, no compensation expense was recorded for the year ended December 31, 2002.

        The Company also sponsors the Superior TeleCom Employee Stock Purchase Plan (the "ESPP") which allows eligible employees the right to purchase common stock of the Company on a quarterly basis at the lower of 85% of the common stock's fair market value on the last day of the preceding calendar quarter or on the last day of the current calendar quarter. There are 1,000,000 shares of the Company's common stock reserved under the ESPP, of which 534,300 shares and 153,260 shares were issued to employees during the years ended December 31, 2001 and 2000, respectively. As of December 31, 2001, there were approximately 68,076 shares available for grant under the ESPP. Because of the depletion of authorized common shares allocated for issuance, the ESPP was suspended effective December 31, 2001.

        The Company also adopted the Stock Compensation Plan for Non-Employee Directors (the "Stock Plan") in January 1999. Under the Stock Plan, prior to 2003 each non-employee director of the Company automatically receives 50% of the annual retainer in either deferred common stock or non-qualified stock options, as elected by the director. In addition, each non-employee director may also elect to receive all or a portion of the remaining amount of the annual retainer and any meeting fees payable for meetings prior to July 1, 2001 in the form of deferred common stock or stock options in lieu of cash payment. Any shares issued pursuant to the Stock Plan will be issued from the Company's treasury stock.

        The Company sponsors unfunded deferred compensation plans whereby certain key management employees are permitted to defer the receipt of all, or a portion of, their salary or bonus (including cash or shares of restricted stock) and shares issued upon stock option exercises, as defined by the plans. The plans also provide for matching contributions by the Company in various percentages upon shares of common stock deferred therein. Shares issued pursuant to the deferred stock component of these plans are held in irrevocable grantor trusts. Compensation expense related to these plans for the years ended December 31, 2002, 2001 and 2000 was $0.2 million, $0.6 million and $0.5 million, respectively.

        Total compensation expense related to all stock based compensation plans for the years ended December 31, 2002, 2001 and 2000 was $1.3 million, $2.0 million and $0.6 million, respectively. The following table summarizes stock option activity for the years ended December 31, 2002, 2001 and 2000:

	Shares Outstanding	Weighted-Average Exercise Price
Outstanding at December 31, 1999	2,942,854	$17.54
Canceled	(282,019)	18.91
Granted	646,692	11.52

Outstanding at December 31, 2000	3,307,527	16.29
Canceled	(3,105,392)	15.81
Granted	4,137,400	2.72

Outstanding at December 31, 2001	4,339,535	3.70
Canceled	(506,510)	5.68
Granted	352,540	0.44

Outstanding at December 31, 2002	4,185,565	2.89

        Information with respect to stock-based compensation plan stock options outstanding at December 31, 2002 is as follows:

	Options Outstanding			Options Exercisable
Exercise Prices	Number Outstanding at December 31, 2002	Weighted-Average Remaining Contractual Life (in years)	Weighted-Average Exercise Price	Number exercisable at December 31, 2002	Weighted- average exercise price
$0.15-$1.90	434,964	9.40	$0.62	126,999	$1.25
$2.75	3,585,681	8.03	2.75	1,463,248	2.75
$3.06-$10.25	99,758	7.73	4.76	45,140	6.16
$11.13	1,333	7.45	11.13	1,333	11.13
$13.67	4,806	7.01	13.67	4,806	13.67
$17.23	26,475	6.23	17.23	26,475	17.23
$29.51	32,548	5.42	29.51	32,548	29.51

	4,185,565			1,700,549

12. Employee benefits

        Superior provides for postretirement employee health care and life insurance benefits for a limited number of its employees. Superior established a maximum amount it will pay per employee for such benefits; therefore, health care cost trends do not affect the calculation of the postretirement benefit obligation or its net periodic benefit cost.

        Superior sponsors several defined benefit pension plans and an unfunded supplemental executive retirement plan (the "SERP"). The SERP provides retirement benefits based on the same formula as in effect under a certain salaried employees' plan, but only takes into account compensation in excess of amounts that can be recognized under the salaried employees' plan. The defined benefit pension plans and the SERP generally provide for payment of benefits, commencing at retirement (between the ages of 55 and 65), based on the employee's length of service and earnings. Assets of the plans consist principally of cash and cash equivalents, short-term investments, equities and fixed income instruments.

        During the fourth quarter ended December 31, 2000 and effective as of January 1, 2000, the Company changed its method of amortizing unrecognized actuarial gains and losses in computing annual pension cost for certain plans. Unrecognized actuarial gains and losses exceeding ten percent of the greater of the projected benefit obligation or the market value of plan assets are amortized over five years. Under the previous method, all unrecognized gains and losses exceeding the ten percent corridor were amortized over the average remaining service life of active employees. Amortizing these amounts over five years results in more timely recognition of significant actuarial gains and losses in annual pension cost. This change resulted in the net loss for the year ended December 31, 2000 being $1.0 million or $0.05 per diluted share less than the net loss under the previous method.

        The change in the projected benefit obligation, the change in plan assets and the funded status of the defined benefit pension plans and the post-retirement health care benefits plans during the years ended December 31, 2002 and 2001, are presented below, along with amounts recognized in the respective consolidated balance sheets:

	Defined Benefit Pension Plans December 31,		Post-Retirement Health Care Benefits December 31,
	2002	2001	2002	2001
		(in thousands)
Change in benefit obligation:
Benefit obligation at beginning of year	$113,109	$105,287	$2,203	$2,394
Service cost	3,455	3,486	52	58
Interest cost	7,942	7,349	167	148
Actuarial loss	2,519	901	477	(183)
Impact of foreign currency exchange	26	(347)	—	—
Benefits paid	(4,007)	(3,567)	(224)	(214)
Curtailment	(3,202)	—	—	—
Special termination benefit	107	—	—	—

Benefit obligation at end of year	$119,949	$113,109	$2,675	$2,203

Change in plan assets:
Fair value of plan assets at beginning of year	$90,254	$93,961	$—	$—
Actual return (loss) on plan assets	(13,524)	(3,133)	—	—
Employer contributions	2,865	3,263	224	214
Impact of foreign currency exchange	29	(270)	—	—
Benefits paid	(4,007)	(3,567)	(224)	(214)

Fair value of plan assets at end of year	$75,617	$90,254	$—	$—

Funded status	$(44,332)	$(22,855)	$(2,675)	$(2,203)
Unrecognized actuarial (gain) loss	23,269	2,301	699	230
Unrecognized prior service cost	498	995	—	—

Net amount recognized	$(20,565)	$(19,559)	$(1,976)	$(1,973)

Amounts recognized in the consolidated balance sheets:
Prepaid benefit cost	$1,631	$638	$—	$—
Accrued benefit liability	(22,196)	(20,196)	(1,976)	(1,973)
Additional minimum liability	(14,672)	(4,138)	—	—
Intangible asset	498	988	—	—
Accumulated other comprehensive income	14,174	3,149	—	—

Net amount recognized	$(20,565)	$(19,559)	$(1,976)	$(1,973)

        The aggregate projected benefit obligation, accumulated benefit obligation and fair value of plan assets for pension plans with accumulated benefit obligations in excess of plan assets were $119.9 million, $110.9 million and $75.6 million, respectively, as of December 31, 2002.

        The components of net periodic benefit cost of the defined benefit pension plans and the post-retirement health care benefit plans during the years ended December 31, 2002, 2001 and 2000 are presented below:

	Defined Benefit Pension Plans			Post-Retirement Health Care Benefits
	Year Ended December 31,
	2002	2001	2000	2002	2001	2000
Components of net periodic benefit cost:
Service cost	$3,455	$3,486	$3,525	$52	$58	$60
Interest cost	7,942	7,349	7,256	167	148	166
Expected return on plan assets	(8,034)	(8,378)	(7,869)	—	—	—
Amortization of prior service cost	79	84	22	—	—	—
Actuarial (gain) loss	5	(1,671)	(2,493)	8	—	5

Net periodic benefit cost	3,447	870	441	227	206	231
Curtailment	69	—	—	—	—	—

Total	$3,516	$870	$441	$227	$206	$231

        The actuarial present value of the projected pension benefit obligation and the postretirement health care benefits obligation at December 31, 2002, 2001 and 2000 were determined based upon the following assumptions:

	Defined Benefit Pension Plans			Post-Retirement Health Care Benefits
	2002	2001	2000	2002	2001	2000
Discount rate	6.75%	7.25%	7.5%	6.75%	7.25%	7.5%
Expected return on plan assets	9.0%	9.0%	9.0%	N/A	N/A	N/A
Increase in future compensation	3%	4.5%	4.5%	N/A	N/A	N/A

        The Company and its subsidiaries sponsor several defined contribution plans covering substantially all U.S. and, prior to December 11, 2002, employees of Superior Israel. The plans provide for limited company matching of participants' contributions. The Company's contributions during the years ended December 31, 2002, 2001 and 2000 were $4.8 million, $4.8 million and $5.3 million, respectively.

13. Income taxes

        The Company's provision for income tax expense (benefit) for the years ended December 31, 2002, 2001 and 2000 is comprised of the following:

	Year Ended December 31,
	2002	2001	2000
	(in thousands)
Current:
Federal	$(59,072)	$(6,641)	$5,046
State	15,471	99	(1,683)
Foreign	(513)	3,694	540

Total current	(44,114)	(2,848)	3,903

Deferred:
Federal	(45,128)	1,681	8,504
State	(13,262)	(2,375)	1,280
Foreign	(4,161)	(1,798)	(2,762)

Total deferred	(62,551)	(2,492)	7,022

Total income tax expense (benefit)	$(106,665)	$(5,340)	$10,925

        Income (loss) before income taxes, distributions on preferred securities of Superior Trust I, minority interest and cumulative effect of accounting change attributable to domestic and foreign operations for the years ended December 31, 2002, 2001 and 2000 was as follows:

	Year Ended December 31,
	2002	2001	2000
	(in thousands)
United States	$(593,680)	$(25,851)	$28,181
Foreign	(36,581)	940	(9,339)

Income (loss) before income taxes, distributions on preferred securities of Superior Trust I, minority interest and cumulative effect of accounting change	$(630,261)	$(24,911)	$18,842

        The provision for income taxes differs from the amount computed by applying the U.S. federal income tax rate of 35% for December 31, 2002, 2001 and 2000 because of the effect of the following items:

	Year Ended December 31,
	2002	2001	2000
	(in thousands)
Expected income tax expense at U.S. federal statutory tax rate	$(220,591)	$(8,719)	$6,595
State income tax expense (benefit), net of U.S. federal income tax benefit	(9,926)	(931)	679
Taxes on foreign income at rates which differ from the U.S. federal statutory rate	4,915	1,897	668
Distributions on preferred securities of Superior Trust I	(5,829)	(5,377)	(5,300)
Nondeductible goodwill amortization and impairment	113,633	7,113	7,099
Change in valuation allowance	16,800	—	647
Other, net	(5,687)	677	537

Provision (benefit) for income taxes	$(106,665)	$(5,340)	$10,925

        At December 31, 2002, Superior had significant state operating loss carryforwards that can be used to offset future taxable income. The net operating loss carryforwards expire beginning in 2005 through 2020. Availability of the net operating loss carryforwards might be challenged upon taxing authorities' examinations of the related tax returns, which could affect the availability of such carryforwards. Superior believes, however, that any challenges that would limit the utilization of net operating loss carryforwards would not have a material adverse effect on Superior's financial position. At December 31, 2002, Superior had a valuation allowance for its deferred tax assets of $16.8 million with respect to state net operating and capital loss carryforwards.

        Items that result in deferred tax assets and liabilities at December 31, 2002 and 2001 are as follows:

	December 31,
	2002	2001
Deferred tax assets:
Sale leaseback	$1,875	$1,875
Accruals not currently deductible for tax	7,736	11,366
Pension and post retirement benefits	14,078	9,471
Net operating loss carryforwards	36,440	20,521
Other	8,296	5,043

Total deferred tax assets	68,425	48,276

Deferred tax liabilities:
Inventory reserves	11,152	12,511
Depreciation and amortization	50,018	93,833
Other	10,514	6,323

Total deferred tax liabilities	71,684	112,667

Net deferred income tax liability	$3,259	$64,391

14. Asset impairments, restructuring and other charges

        As a result of the Electrical Sale (see Note 5), Superior evaluated for impairment the long-lived assets of its Electrical wire business, DNE and Superior Israel as of September 30, 2002 pursuant to SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets". In accordance with SFAS No. 144, such impairment test was based on probability weighted estimated future cash flows related to such assets including assessment of cash proceeds associated with the sale to Alpine of the Electrical wire business, DNE and Superior's investment in Superior Israel. As a result of such review and the subsequent asset sale in connection with the Electrical Sale, Superior recorded a pre-tax charge, principally related to the Electrical wire business, of $177.9 million to recognize an impairment of the identified long-lived assets of the Electrical wire business and Superior Israel and the loss on consummation of the Electrical Sale transaction. Additionally, as further discussed in Note 2, the company recognized a goodwill impairment loss of $324.7 million in its Magnet Wire and Communications reporting units.

        During the year ended December 31, 2002, the Company recorded restructuring and other charges of $37.8 million. These charges included $31.8 million, $4.2 million, $0.9 million and $0.9 million, respectively, related to (i) the closure of its Communications Segment's Elizabethtown, Kentucky and Winnipeg, Canada manufacturing facilities; (ii) the closure of its Magnet Wire Segment's Rockford, Illinois manufacturing facility; (iii) the shutdown of its Electrical Group Canadian operations and (iv) operational restructuring activities at Superior Israel. These actions were principally taken to more closely align productive capacity with current market demands and to reduce overall manufacturing costs. The $37.8 million charge included a $22.6 million write-down of idled property, plant and equipment, $9.0 million of employee separation costs (422 personnel) and $6.2 million of other facility related closure costs. Costs to relocate inventory and manufacturing equipment into remaining facilities are being expensed as incurred. At December 31, 2002, $3.2 million, primarily related to employee separation costs, is included in accrued liabilities in the consolidated financial statements.

        During the year ended December 31, 2001, the Company recorded restructuring and other charges of $5.4 million, which included (i) a $3.1 million charge related to professional and legal fees incurred for corporate debt restructurings and (ii) a $2.3 million charge related to operational restructuring activities at Superior Israel. During the year ended December 31, 2000, the Company recorded restructuring and other charges of $15.0 million, which included (i) a $3.8 million charge related to operational restructuring activities at Superior Israel; (ii) $8.6 million in charges primarily associated with the rationalization of certain Essex manufacturing facilities and (iii) $2.6 million of start-up costs for the Company's Torreon, Mexico magnet wire facility.

  Essex

        Since the completion of the acquisition of Essex, the Company has been involved in the consolidation and integration of manufacturing, corporate and distribution functions of Essex into Superior. As a result, the Company accrued as part of the Essex acquisition purchase price a $35.9 million provision, which included $17.9 million of employee termination and relocation cost, $12.1 million of facility consolidation cost, $3.0 million of management information system project termination costs, and $2.9 million of other exit costs. During 2001, the Company revised its estimate and, as a result, decreased the provision for other exit costs by $0.1 million which was reflected as income in the statement of operations. As of December 31, 2001, $17.8 million, $11.7 million, $3.0 million and $2.7 million have been incurred and paid related to employee termination and relocation costs, facility consolidation costs, management information system project costs and other exit costs, respectively. The provision for employee termination and relocation costs was primarily associated with selling, general and administrative functions within Essex. The provisions for facility consolidation costs included both manufacturing and distribution facility rationalization and the related costs associated with employee severance. The restructuring resulted in the severance of approximately 1,100 employees. All significant aspects of the plan are complete.

  Superior Israel

        On December 31, 1998, Superior Israel purchased Cvalim. Included in the allocated purchase price was a $3.5 million provision for the restructuring of Cvalim's manufacturing and corporate functions. The provisions included $2.6 million of employee termination and severance costs and $0.9 million of other miscellaneous costs. Additionally during the eight months ended December 31, 1998, Superior Israel recorded a $2.9 million restructuring charge, which included a provision for the consolidation of seven manufacturing facilities into five and two headquarters facilities into one. All aspects of the restructuring plan have been completed. As of December 31, 2000, approximately $5.5 million has been incurred and paid related to employee termination and severance costs and $0.9 million has been incurred and paid related to other miscellaneous costs. The provision for employee termination and severance costs was primarily associated with manufacturing, selling, general and administrative functions, and approximately 146 positions have been eliminated.

        During 2000, Superior Israel recorded a $3.8 million restructuring charge, which included a provision for further consolidation of manufacturing facilities. As of December 31, 2001, $3.8 million has been incurred and paid. The restructuring actions resulted in the elimination of approximately 123 positions, most of which were manufacturing related employees. During the year ended December 31, 2001, Superior Israel recorded a $2.3 million restructuring charge for additional exit costs associated with the restructuring. All significant aspects of the restructuring plan are complete.

        During the year ended December 31, 2002, Superior Israel recorded restructuring and other charges of $0.9 million related to operational restructuring activities.

15. Derivative financial instruments and fair value information

        The Company, to a limited extent, uses or has used forward fixed price contracts and derivative financial instruments to manage foreign currency exchange and commodity price risks. The Company does not hold or issue financial instruments for investment or trading purposes. The Company is exposed to credit risk in the event of nonperformance by counter parties for foreign exchange forward contracts, metal forward price contracts and metals futures contracts but the Company does not anticipate nonperformance by any of these counter parties. The amount of such exposure is generally limited to any unrealized gains within the underlying contracts.

  Foreign exchange risk management

        The Company previously utilized foreign currency forward exchange contracts to hedge certain receivables and payables denominated in foreign currencies to minimize the risk to the Company's cash flows related to fluctuations in foreign currency exchange rates. At December 31, 2002, the Company had no such forward exchange contracts.

  Commodity price risk management

        The costs of copper, the Company's most significant raw material, and aluminum have historically been subject to considerable volatility. To manage the risk associated with such volatility, the Company enters into futures contracts to match the metal component of customer product pricing with the cost component of the inventory shipped. At December 31, 2002, the Company had futures purchase contracts for 39.6 million pounds of copper and 2.0 million pounds of aluminum related to certain future customer firm sales commitments. These future contracts have been designated as cash flow hedges with unrealized gains and losses recorded in other comprehensive income until the hedged sales transactions are reflected in the income statement which are generally expected to occur in the next twelve months. Any hedge ineffectiveness is immediately recognized in earnings. At December 31, 2002, the Company had an unrealized loss of $0.6 million on these futures contracts recorded in other comprehensive income with insignificant amounts of ineffectiveness recognized during the year ended December 31, 2002. Additionally, at December 31, 2002, the Company had futures sales contracts for 14.7 million pounds, or $11.1 million, with an estimated fair value of $0.8 million. Changes in the fair value of these contracts are recorded in the consolidated income statement of operations on the same line as the underlying exposure being hedged.

        In order to hedge the risk associated with the anticipated future liquidation of a LIFO layer created during 2001, the Company entered into certain future contracts that were classified as cash flow hedges. During the second quarter of 2001, the Company determined that the hedge was no longer effective, as the LIFO layer was deemed to be permanent in nature. On July 1, 2001, the Company removed the hedge designation for certain LIFO inventory hedge contracts and settled such contracts in September. As a result, the Company recorded $1.1 million as a reduction in inventory carrying value and a gain of $0.5 million related to changes in the fair market value of these contracts subsequent to the removal of the hedge designation. The Company has no LIFO layer hedges outstanding at December 31, 2002. The net impact of hedge ineffectiveness for the year ended December 31, 2002 was immaterial.

16. Commitments and contingencies

        Total rent expense under cancelable and noncancelable operating leases was $13.2 million, $13.2 million and $13.9 million for the years ended December 31, 2002, 2001 and 2000, respectively.

        At December 31, 2002, future minimum lease payments under noncancelable operating leases are as follows:

Year	Amount
(in thousands)
2003	$8,028
2004	7,014
2005	5,615
2006	4,007
2007	3,682
Thereafter	1,641

$29,987

        Approximately 22% of the Company's total labor force is covered by collective bargaining agreements. Contracts covering approximately 53% of the Company's unionized work force are due to expire at various times in 2003. The Company considers relations with its employees to be satisfactory.

        The Company is subject to lawsuits incidental to its business. As a result of the Company's Chapter 11 filings, most pending litigation is stayed. In the opinion of management, based on its examination of such matters and discussions with counsel, the ultimate resolution of all pending or threatened litigation, claims and assessments will have no material adverse effect upon the Company's financial position, liquidity or results of operations.

        In connection with Essex's 1988 acquisition of Essex Group, Inc., United Technologies Corporation ("UTC"), Essex's former parent, has indemnified Essex against losses resulting from or in connection with damage or pollution to the environment and arising from events, operations, or activities of Essex prior to February 29, 1988, or from conditions or circumstances existing at February 29, 1988, known to UTC prior to February 29, 1988 and UTC must have received notice of the indemnity claim during the five-year period commencing on February 29, 1988. The sites covered by the indemnity historically have been handled directly by UTC and all payments required to be made are paid directly by UTC. UTC also provided an additional environmental indemnity which deals with liabilities arising from environmental events, conditions or circumstances existing at or prior to February 29, 1988, and of which UTC received notice during the five-year period commencing on February 29, 1988. As to such liabilities, the Company is responsible for the first $4 million incurred. The Company accrues for these costs when it is probable that a liability has been incurred and the amount of the loss can be reasonably estimated. Superior has an accrual in the amount of $1.9 million as of December 31, 2002 related to environmental matters.

        Essex has been named as a defendant in a number of product liability lawsuits brought by electricians and other skilled tradesmen claiming injury from exposure to asbestos found in electrical wire products produced many years ago. The ultimate liability is not determinable, however, litigation against various past insurers of Essex, who had previously refused to defend and indemnify Essex against these lawsuits, was settled during 1999. Pursuant to the settlement, Essex was reimbursed for substantially all of its costs and expenses incurred in defense of these lawsuits, and the insurers have undertaken and are currently defending and, if it should become necessary, indemnifying Essex against such asbestos lawsuits, subject to the terms and limits of their respective policies.

        The Company accepts certain customer orders for future delivery at fixed prices. As copper is the most significant raw material used in the manufacturing process, the Company enters into forward purchase fixed price commitments for copper to properly match its cost to the value of the copper to be billed to the customers. At December 31, 2001, the Company had forward fixed price purchase commitments for 68.5 million copper pounds.

        Certain executives of the Company have employment contracts which generally provide minimum base salaries, cash bonuses based on the Company's achievement of certain performance objectives, stock options and restricted stock grants, and certain retirement and other employee benefits. Further, in the event of termination or voluntary resignation for "good reason" accompanied by a change in control, as defined, such employment agreements provide for severance payments not in excess of three times annual cash compensation and bonus and the continuation for stipulated periods of other benefits, as defined.

17. Related party transactions

        As discussed in Note 5, in December 2002 the Company sold certain assets and securities to Alpine. Also as discussed in Note 5, the Company entered into a Supply and Transitional Services Agreement with Essex Electric, a wholly-owned subsidiary of Alpine.

        The Company and Alpine are parties to a services agreement (the "Services Agreement") whereby Alpine has provided during certain periods financial, audit and accounting, corporate finance and strategic planning, legal, treasury, insurance and administrative services in return for an annual fee in addition to reimbursement of incidental costs and expenses incurred in connection with Alpine's provision of such services. Under the Services Agreement as amended to date, Superior incurred expense of $1.1 million, $2.9 million and $3.5 million during the years ended December 31, 2002, 2001 and 2000, respectively. The Services Agreement expired on June 30, 2002.

        In 2001, Alpine entered into a commitment to advance to Superior approximately $3.8 million to be used solely by Superior to make one quarterly cash interest payment on its Senior Subordinated Notes. In 2002, the commitment was funded, and Superior issued subordinated notes to Alpine in the face amount of the funds advanced, with such notes due seven years from the date issued (see Note 7). In connection with the funding, Superior issued warrants to Alpine to acquire 250,000 shares of its common stock at an exercise price of $1.41 per share and warrants to acquire an additional 2.1 million shares of its common stock at an exercise price of $1.69 per share, subject to Superior stockholder approval. The warrants were canceled in connection with the Electrical Sale.

        Prepaid amounts under the Services Agreement amounted to $1.0 million at December 31, 2001, which is included in other current assets.

18. Business segments and foreign operations

        The Company's reportable segments are strategic businesses that offer different products and services to different customers. These segments are Communications, Magnet Wire (formerly known as OEM) and Electrical. The Communications segment includes (i) copper and fiber optic outside plant wire and cable for voice and data transmission in telecommunications networks (ii) copper and fiber optic datacom or premise wire and cable for use within homes and offices for local area networks, Internet connectivity and other applications, and (iii) prior to December 11, 2002, all of Superior Israel's products. The Magnet Wire segment includes magnet wire and related products. The Electrical segment includes building and industrial wire and cable. As discussed in Note 5, the Company sold the assets comprising its electrical group to Alpine on December 11, 2002.

        The Company evaluates segment performance based on a number of factors with operating income being the most critical. Intersegment sales are generally recorded at cost, are not significant and, therefore, have been eliminated below.

        Operating results for each of the Company's three reportable segments are presented below. Corporate and other items shown below are provided to reconcile to the Company's consolidated statements of operations, cash flows and balance sheets.

	Year Ended December 31,
	2002	2001	2000
	(in thousands)
Net sales(a):
Communications(b)	$490,602	$726,768	$848,099
Magnet Wire	500,275	533,634	613,382
Electrical	449,081	486,900	587,567

	$1,439,958	$1,747,302	$2,049,048

Depreciation and amortization expense:
Communications	$19,661	$21,864	$20,240
Magnet Wire	13,749	11,921	9,287
Electrical	7,601	9,945	7,560
Corporate and other	2,700	2,462	4,885
Amortization of goodwill	—	21,057	20,959

	$43,711	$67,249	$62,931

Operating income (loss):
Communications	$22,360	$100,627	$120,071
Magnet Wire	38,595	48,791	75,839
Electrical	(9,697)	(4,074)	6,797
Corporate and other	(23,945)	(25,468)	(19,016)
Restructuring and other charges and asset impairments	(540,335)	(5,358)	(14,961)
Amortization of goodwill	—	(21,057)	(20,959)

	$(513,022)	$93,461	$147,771

Total assets:
Communications	$192,738	$482,886	$544,561
Magnet Wire	261,148	294,674	302,690
Electrical	—	256,370	271,831
Corporate and other	116,719	842,009	873,232

	$570,605	$1,875,939	$1,992,314

Capital expenditures:
Communications	$4,136	$16,741	$33,552
Magnet Wire	2,225	5,352	35,363
Electrical	2,676	2,655	6,564
Corporate and other	1,086	2,516	2,860

	$10,123	$27,264	$78,339

(a)
No customer accounted for more than 10% of net sales for the years ended December 31, 2002, 2001 and 2000.

(b)
Two customers accounted for 14% and 13% of the Communications Segment's net sales for the year ended December 31, 2002. Net sales to the RBOCs and major independent telephone companies accounted for 34% and 40% of the Communications Segment's sales for the years ended December 31, 2002 and 2001, respectively. Superior Israel net sales represent 21% and 17% of the Communications Segment's sales for the years ended December 31, 2002 and 2001, respectively.

Two
customers accounted for 15% and 11% the Communications Segment's net sales for the year ended December 31, 2001. Two customers accounted for 14% and 14% of the Communications Segment's net sales for the year ended December 31, 2000.

        The following provides information about domestic and foreign operations for the years ended December 31, 2002, 2001 and 2000.

	Year Ended December 31,
	2002	2001	2000
	(in thousands)
Net sales:
United States	$1,282,760	$1,542,742	$1,818,510
Canada	21,459	41,964	48,664
Israel	103,158	125,868	139,363
United Kingdom	32,581	36,728	42,511

	$1,439,958	$1,747,302	$2,049,048

Long-lived assets:
United States	$219,607	$374,266	$392,598
Canada	1,351	10,452	11,944
Israel	—	64,190	75,453
United Kingdom	10,607	10,809	12,189
Mexico	43,562	49,051	46,881

	$275,127	$508,768	$539,065

19. Quarterly financial information (unaudited)

        The Company's unaudited quarterly results of operations for the years ended December 31, 2002 and 2001 are as follows:

	2002 Quarter Ended
	March 31	June 30	September 30	December 31	Year Ended December 31
	(in thousands, except per share data)
Net sales	$376,778	$391,797	$368,186	$303,197	$1,439,958
Gross profit	45,965	48,616	45,837	30,845	171,263
Restructuring and other charges	12,590	19,089	1,077	5,001	37,757
Operating loss	(3,901)	(7,186)	(107,022)	(394,913)	(513,022)
Loss before cumulative effect of accounting change	(21,170)	(25,256)	(94,926)	(395,436)	(536,788)
Net loss	$(445,673)	$(25,256)	$(94,926)	$(395,436)	$(961,291)

Loss before cumulative effect of accounting change per basic share of common stock(a)	$(1.01)	$(1.18)	$(4.44)	$(18.49)	$(25.22)

Loss before cumulative effect of accounting change per diluted share of common stock(a)	$(1.01)	$(1.18)	$(4.44)	$(18.49)	$(25.22)

Net loss per basic share of common stock(a)	$(21.18)	$(1.18)	$(4.44)	$(18.49)	$(45.16)

Net loss per diluted share of common stock(a)	$(21.18)	$(1.18)	$(4.44)	$(18.49)	$(45.16)

	2001 Quarter Ended
	March 31	June 30	September 30	December 31	Year Ended December 31
	(in thousands, except per share data)
Net sales	$478,316	$486,847	$420,306	$361,833	$1,747,302
Gross profit	77,579	78,468	70,177	49,669	275,893
Restructuring and other charges	823	202	—	4,333	5,358
Operating income	31,713	32,575	28,774	399	93,461
Net loss	$(4,202)	$(2,347)	$(3,925)	$(22,029)	$(32,503)

Net loss per basic share of common stock(a)	$(0.21)	$(0.11)	$(0.19)	$(1.06)	$(1.58)

Net loss per diluted share of common stock(a)	$(0.21)	$(0.11)	$(0.19)	$(1.06)	$(1.58)

(a)
Net income per share of common stock is determined by computing a year-to-date weighted average of the incremental shares included in each quarterly net income per share calculation. As a result, the sum of the net income per share for the four quarterly periods may not equal the net income per share for the twelve-month period.

SUPERIOR TELECOM INC. AND SUBSIDIARIES (DEBTOR-IN-POSSESSION)

CONSOLIDATED BALANCE SHEETS

(in thousands, except share data)

(unaudited)

September 30, 2003
ASSETS
Current assets:
Cash and cash equivalents	$13,115
Accounts receivable (less allowance for doubtful accounts of $1,764)	102,445
Inventories, net	115,228
Other current assets	16,650

Total current assets	247,438
Property, plant and equipment, net	250,638
Other assets	28,898

Total assets	$526,974

LIABILITIES AND STOCKHOLDERS' DEFICIT
Current liabilities:
Short-term borrowings	$34,207
Accounts payable	35,849
Accrued expenses	25,310

Total current liabilities	95,366
Other long-term liabilities	26,608

Total liabilities not subject to compromise	121,974
Liabilities subject to compromise	1,338,617

Total liabilities	1,460,591
Stockholders' deficit:
Common stock, $.01 par value; 35,000,000 shares authorized; 22,623,669 shares issued at September 30, 2003	226
Capital in excess of par value	45,460
Accumulated other comprehensive deficit	(9,643)
Accumulated deficit	(951,669)

(915,626)
Treasury stock, at cost; 778,469 shares at September 30, 2003	(17,991)

Total stockholders' deficit	(933,617)

Total liabilities and stockholders' deficit	$526,974

The accompanying notes are an integral part of these consolidated financial statements.

SUPERIOR TELECOM INC. AND SUBSIDIARIES (DEBTOR-IN-POSSESSION)

CONSOLIDATED STATEMENTS OF OPERATIONS

(in thousands, except per share data)

(unaudited)

	Nine Months Ended September 30,
	2003	2002
Net sales	$745,978	$1,136,761
Cost of goods sold	661,867	996,343

Gross profit	84,111	140,418
Selling, general and administrative expenses	62,407	111,274
Restructuring and other charges	6,971	32,756
Impairment charges on long-lived assets	—	114,497

Operating income (loss)	14,733	(118,109)
Interest expense (contractual interest of $108,598 for the nine months ended September 30, 2003)	(25,172)	(82,754)
Other income (expense), net	(299)	(2,321)

Loss before reorganization items, income taxes, distributions on preferred securities of Superior Trust I, minority interest and cumulative effect of accounting change for goodwill impairment	(10,738)	(203,184)
Reorganization items	(40,306)	—

Loss before income taxes, distributions on preferred securities of Superior Trust I, minority interest and cumulative effect of accounting change for goodwill impairment	(51,044)	(203,184)
Income tax benefit	2,243	71,192

Loss before distributions on preferred securities of Superior Trust I, minority interest and cumulative effect of accounting change for goodwill impairment	(48,801)	(131,992)
Distributions on preferred securities of Superior Trust I	(5,050)	(12,395)

Loss before minority interest and cumulative effect of accounting change for goodwill impairment	(53,851)	(144,387)
Minority interest in net loss of subsidiary	—	3,035

Loss before cumulative effect of accounting change for goodwill impairment	(53,851)	(141,352)
Cumulative effect of accounting change for goodwill impairment	—	(424,503)

Net loss	$(53,851)	$(565,855)

Net loss per share of common stock—basic and diluted:
Loss before cumulative effect of accounting change for goodwill impairment	$(2.47)	$(6.65)
Cumulative effect of accounting change for goodwill impairment	—	(19.97)

Net loss—basic and diluted	$(2.47)	$(26.62)

Weighted average shares outstanding—basic and diluted	21,804	21,255

The accompanying notes are an integral part of these consolidated financial statements.

SUPERIOR TELECOM INC. AND SUBSIDIARIES (DEBTOR-IN-POSSESSION)

CONSOLIDATED STATEMENT OF STOCKHOLDERS' DEFICIT

(in thousands, except share data)

(unaudited)

	Nine Months Ended September 30, 2003
	Shares	Amount
Common stock:
Balance at beginning of period	22,179,834	$222
Stock grants	443,835	4

Balance at end of period	22,623,669	226

Capital in excess of par value:
Balance at beginning of period		44,828
Compensation expense related to stock grants		632

Balance at end of period		45,460

Accumulated other comprehensive deficit:
Balance at beginning of period		(13,051)
Foreign currency translation adjustment		(530)
Additional minimum pension liability		1,712
Change in unrealized gains (losses) on derivatives, net		2,250
Other		(24)

Balance at end of period		(9,643)

Accumulated deficit:
Balance at beginning of period		(897,645)
Stock grants		(173)
Net loss		(53,851)

Balance at end of period		(951,669)

Treasury stock:
Balance at beginning of period	(795,210)	(18,378)
Stock grants from treasury stock	16,741	387

Balance at end of period	(778,469)	(17,991)

Total stockholders' deficit		$(933,617)

The accompanying notes are an integral part of these consolidated financial statements.

SUPERIOR TELECOM INC. AND SUBSIDIARIES (DEBTOR-IN-POSSESSION)

CONSOLIDATED STATEMENTS OF CASH FLOWS

(in thousands)

(unaudited)

	Nine Months Ended September 30,
	2003	2002
Cash flows from operating activities:
Loss before cumulative effect of accounting change for goodwill impairment	$(53,851)	$(141,352)
Adjustments to reconcile loss before cumulative effect of accounting change to net cash provided by (used for) operating activities:
Depreciation and amortization	21,959	34,942
Deferred distributions on Trust Convertible Preferred Securities	5,050	11,486
Amortization of deferred financing costs	6,191	11,481
Interest costs satisfied by payment-in-kind notes	—	14,172
Write-down of idled and abandoned property, plant and equipment	3,083	18,279
Impairment charge on long-lived assets	—	114,497
Deferred income tax benefit	(2,302)	(42,436)
Minority interest in losses of subsidiary	—	(3,035)
Reorganization items	41,769	—
Change in assets and liabilities:
Accounts receivable, net	(17,722)	(12,219)
Inventories, net	(10,760)	36,809
Other current and non-current assets	46,412	(16,261)
Accounts payable and accrued expenses	46,771	(28,087)
Other, net	1,110	(747)

Cash flows provided by (used for) operating activities before reorganization items	87,710	(2,471)
Reorganization items paid, net	(9,893)	—

Cash flows provided by (used in) operating activities	77,817	(2,471)

Cash flows from investing activities:
Capital expenditures	(1,987)	(7,536)
Proceeds from asset sales	5,698	—
Superior Israel customer loan repayments	—	6,156
Other	143	241

Cash flows provided by (used for) investing activities	3,854	(1,139)

Cash flows from financing activities:
Short-term borrowings (repayments), net	(57,539)	12,586
Borrowings under DIP credit facility, net	34,050	—
Borrowings (repayments) under revolving credit facilities, net	(28,330)	14,600
Debt issuance costs	(3,900)	(3,939)
Long-term borrowings	—	1,475
Repayments of long-term borrowings	(19,402)	(26,612)
Other, net	—	(209)

Cash flows provided by (used in) financing activities	(75,121)	(2,099)

Effect of exchange rate changes on cash	(536)	385

Net increase (decrease) in cash and cash equivalents	6,014	(5,324)
Cash and cash equivalents at beginning of period	7,101	19,311

Cash and cash equivalents at end of period	$13,115	$13,987

Supplemental disclosures:
Cash paid for interest	$(14,098)	$(65,062)
Cash received for income taxes, net	$58,230	$17,722

The accompanying notes are an integral part of these consolidated financial statements.

SUPERIOR TELECOM INC. AND SUBSIDIARIES (DEBTOR-IN-POSSESSION)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS SEPTEMBER 30, 2003

(unaudited)

1. General

  Basis of presentation

        The accompanying unaudited condensed consolidated financial statements include the accounts of Superior TeleCom Inc. and its majority owned subsidiaries (collectively, unless the context otherwise requires, "Superior" or the "Company").

        As discussed in Note 2 below, on March 3, 2003 (the "Petition Date"), the Company and certain of its U.S. subsidiaries filed voluntary petitions for relief under Chapter 11 of the United States Bankruptcy Code (the "Bankruptcy Code") in the United States Bankruptcy Court for the District of Delaware (the "Bankruptcy Court"). The accompanying consolidated financial statements have been prepared on a going concern basis, which assumes continuity of operations and realization of assets and satisfaction of liabilities in the ordinary course of business, and, for periods subsequent to the Petition Date, in accordance with AICPA Statement of Position 90-7 ("SOP 90-7"), Financial Reporting by Entities in Reorganization under the Bankruptcy Code.Accordingly, all pre-petition liabilities subject to compromise have been segregated in the September 30, 2003 consolidated balance sheet and recorded at the estimated amount of the allowable claim. Revenues, expenses, and gains and losses resulting from the reorganization are reported separately as reorganization items in the consolidated statement of operations for the nine months ended September 30, 2003.

        As further discussed in Note 2 below, the Company's amended plan of reorganization was filed with the Bankruptcy Court on August 28, 2003 and, as further modified, became effective on November 10, 2003. Upon implementation of the plan of reorganization, Superior Essex Inc. ("SEI"), a holding company recently formed to acquire and conduct the business formerly conducted by Superior TeleCom and its subsidiaries, adopted fresh-start reporting in accordance with SOP 90-7 since holders of Superior TeleCom's common stock immediately prior to confirmation of the plan of reorganization received less than 50% of SEI's common stock and SEI's reorganization value upon emergence was less than Superior TeleCom's post-petition liabilities and allowed claims. Under fresh-start reporting, the reorganization value is allocated to the net assets based on their relative fair values in a manner similar to the accounting provisions applied to business combinations under Statement of Financial Accounting Standards No. 141, "Business Combinations." The accompanying consolidated financial statements of Superior TeleCom do not give effect to adjustments of the carrying value of assets or liabilities, changes to the capital accounts or the effect on results of operations as a consequence of the plan of reorganization and the adoption of fresh-start reporting. Because of the emergence from bankruptcy and adoption of fresh-start reporting, the historical financial information for Superior TeleCom will not be comparable to SEI's consolidated financial information for periods after November 10, 2003.

  Asset divestiture

        On December 11, 2002, Superior and Superior's wholly-owned subsidiaries, Superior Telecommunications Inc., Essex International Inc. and Essex Group, Inc. (collectively, the "Sellers"), sold the following assets and securities to Alpine Holdco Inc. ("Alpine Holdco"), a wholly owned subsidiary of The Alpine Group, Inc. ("Alpine"), the Company's principal stockholder: (1) substantially all of the assets, subject to related accounts payable and accrued liabilities (excluding, however any secured debt), of the Sellers' electrical wire business; (2) all of the outstanding shares of capital stock of DNE Systems, Inc. ("DNE"), a manufacturer of multiplexers and other communications and electronic products; and (3) all of the outstanding shares of capital stock of Texas SUT Inc. and Superior Cable Holdings (1997) Ltd., which together owned approximately 47% of Superior Cables Ltd.

("Superior Israel"), the largest Israeli-based producer of wire and cable products. This transaction is referred to herein as the "Electrical Sale". Superior continues to retain a 3% equity interest in Superior Israel. The aggregate purchase price for the Electrical Sale was approximately $85 million in cash plus the issuance of a warrant to Superior to purchase up to 19.9% of the common stock of Essex Electric Inc. ("Essex Electric"), a wholly owned subsidiary of Alpine Holdco formed to own and operate the electrical wire business. The warrant is only exercisable during the 30 day period prior to its expiration on December 11, 2007 or upon the earlier occurrence of certain specified transactions. The total exercise price is $0.6 million. The warrant was valued at $1 million based upon a Black-Scholes option pricing model and is included in other assets in the accompanying consolidated balance sheet. On July 30, 2003, the Company received notice of its right to invest in its pro rata share (19.9%) of a proposed equity offering of up to $2.4 million by Essex Electric. The Company exercised its right to invest in its pro rata share in the offering which amounted to $0.5 million.

        As a result of the anticipated sale of the assets in connection with the Electrical Sale, the Company evaluated for impairment the long-lived assets of the electrical wire business, DNE and Superior Israel as of September 30, 2002 pursuant to Statement of Financial Accounting Standards No. 144, Accounting for the Impairment and Disposal of Long-Lived Assets. In accordance with SFAS No. 144, such impairment test was based on probability weighted estimated future cash flows related to such assets including an assessment of cash proceeds associated with the Electrical Sale. As a result of the review, the Company determined that identified long-lived assets of the electrical wire business and Superior Israel were impaired and accordingly, a pre-tax impairment charge, principally related to the electrical wire business, of $114.5 million was recorded during the quarter ended September 30, 2002.

        In connection with the Electrical Sale, the Company, Alpine Holdco and Essex Electric entered into a Supply and Transitional Services Agreement (the "Supply Agreement"). Under the Supply Agreement, Essex Electric, among other things, agreed to purchase from Superior certain specified quantities of its overall requirements of copper rod. The specified quantities represented a range of Essex Electric's estimated total annual copper rod requirements for use in its wire manufacturing process. The purchase price for copper rod specified in the Supply Agreement is based on the COMEX price plus an adder to reflect conversion to copper rod. The Supply Agreement also provided for Superior's provision of certain administrative services to Essex Electric. Charges for these services were generally based on actual usage or an allocated portion of the total cost to Superior. The total sales of copper rod under the Supply Agreement during the nine months ended September 30, 2003 were $84.1 million. The Company also recorded $3.6 million for administrative services provided to Essex Electric for the nine months ended September 30, 2003 as a reduction of selling, general and administrative expenses. On November 7, 2003, the Supply Agreement was replaced by a new Supply and Services Agreement between SEI and Essex Electric. The new agreement provides for the supply by SEI to Essex Electric of copper rod, on similar pricing terms, for 2004 and the provision of certain specified administrative services that are more limited than those contained in the original agreement. The new agreement expires on December 31, 2004 but may be terminated at any time prior to that by mutual consent of SEI and Essex Electric. Additionally, the parties may terminate various services provided for under the agreement upon certain prior notice as provided therein. SEI may terminate its obligations to supply copper rod upon 60 days' notice given any time after January 1, 2004 if Essex Electric has purchased less than certain minimum quantities of copper rod specified in the agreement.

  Trust Convertible Preferred Securities

        At December 31, 2002 the Company had outstanding $137.3 million ($166.6 million liquidation value) of Company-obligated Mandatorily Redeemable Trust Convertible Preferred Securities ("Trust Convertible Preferred Securities") of Superior Trust I (the "Trust") holding solely 8 1/2% Convertible Subordinated Debentures ("Convertible Debentures") of the Company. Superior's Chapter 11 filing constituted an early dissolution event under the terms of the instruments governing the Trust as a result of which the Trust was liquidated on or about April 30, 2003 by distributing to holders of the Trust Convertible Preferred Securities an aggregate principal amount of $166.6 million of Convertible Debentures representing the aggregate liquidation value of the Trust Convertible Preferred Securities. Accordingly, the Convertible Debentures have been included in liabilities subject to compromise at September 30, 2003. The adjustment of $27.0 million to increase the recorded book value of the Trust Convertible Preferred Securities and related unpaid distributions to their aggregate liquidation value has been reflected as a reorganization expense in the accompanying statement of operations for the nine months ended September 30, 2003.

  Goodwill

        The Company adopted SFAS No. 142, "Goodwill and Other Intangible Assets" effective January 1, 2002. SFAS No. 142 required that the amortization of goodwill and certain other intangible assets cease as of January 1, 2002 and that the related recorded value of goodwill be allocated to the identified reporting units of the Company and its consolidated subsidiaries and reviewed annually for impairment. If the carrying value (including goodwill) of any reporting unit exceeds the fair value (determined on a discounted cash flow basis or other fair value method), impairment of goodwill exists resulting in a charge to earnings to the extent of goodwill impairment.

        The transitional rules for implementing SFAS No. 142 provided that an initial assessment as to whether there was an implied impairment to the carrying value of goodwill must be completed within six months of adoption of SFAS No. 142, with the final determination of goodwill impairment completed by the end of 2002. SFAS No. 142 required that any goodwill impairment resulting from initial application of this new rule be reflected through a charge to income as a cumulative effect of an accounting change, applied retroactively to January 1, 2002.

        The Company completed its final determination of initial goodwill impairment in August 2002 and recorded a non-cash goodwill impairment charge of $424 million comprised of $166 million related to its Electrical segment and $258 million related to its Essex Group segment. The goodwill impairment charge was recorded retroactively to January 1, 2002 as a cumulative effect of accounting change for goodwill impairment in accordance with SFAS No. 142.

  Stock-Based Compensation Plans

        The Company applies the intrinsic-value based method of accounting prescribed by Accounting Principles Board (APB) Opinion No. 25, Accounting for Stock Issued to Employees, and related interpretations including FASB Interpretation No. 44, Accounting for Certain Transactions involving Stock Compensation, an interpretation of APB Opinion No. 25, issued in March 2000, to account for its stock-based compensation plans. Under this method, compensation expense is recorded on the date of grant only if the current market price of the underlying stock exceeded the exercise price. SFAS No. 123, Accounting for Stock-Based Compensation, established accounting and disclosure requirements using a fair-value based method of accounting for stock-based employee compensation plans. As allowed by SFAS No. 123, the Company has elected to continue to apply the intrinsic-value based method of accounting described above, and has adopted only the disclosure requirements of SFAS No. 123 and SFAS No. 148. The following table illustrates the effect on net loss if the fair value based method had been applied to all outstanding and unvested awards in each period (in thousands, except for per share amounts).

	Nine Months Ended September 30,
	2003	2002
Net loss, as reported	$(53,851)	$(565,855)
Add stock-based employee compensation expense included in reported net loss, net of tax	850	651
Deduct total stock-based employee compensation expense determined under fair value based method for all awards, net of related tax effects	(1,407)	(1,679)

Pro forma net loss	$(54,408)	$(566,883)

Net loss per share:
Basic and diluted—as reported	$(2.47)	$(26.62)
Basic and diluted—pro forma	$(2.50)	$(26.67)

        The effects of applying SFAS No. 123 in the pro forma disclosure are not necessarily indicative of future amounts, since the estimated fair value of stock options is amortized to expense over the vesting period and additional options may be granted in future years. The weighted average per share fair value of options granted (using the Black-Scholes option-pricing model) for the nine months ended September 30, 2002 was $0.41. The fair value for these options was estimated at the date of grant using the Black-Scholes option-pricing model with the following weighted-average assumptions: dividend yield of 0%; expected volatility of 91%, risk-free interest rate of 2.0%, and expected life of 2.7 years. No options were granted during the nine months ended September 30, 2003.

  Derivatives

        The cost of copper, the Company's most significant raw material has historically been subject to considerable volatility. To manage the risk associated with such volatility, the Company enters into futures contracts to match the metal component of customer product pricing with the cost component of the inventory shipped. At September 30, 2003, the Company had futures purchase contracts for 18.2 million pounds of copper and 5.2 million pounds of aluminum related to certain future customer firm sales commitments. These futures contracts have been designated as cash flow hedges with unrealized gains and losses recorded in other comprehensive income until the hedged sales transactions, which are generally expected to occur in the next twelve months, are reflected in the income statement. Any hedge ineffectiveness is immediately recognized in earnings. At September 30, 2003 the Company had an unrealized gain of $1.6 million on these futures contracts recorded in other comprehensive income with insignificant amounts of ineffectiveness recognized during the nine months ended September 30, 2003. Additionally, at September 30, 2003, the Company had futures sales contracts for 10.7 million pounds of copper, or $8.5 million, with an estimated fair value of $0.3 million. Changes in the fair value of these contracts are recorded in the consolidated statement of operations on the same line item as the underlying exposure being hedged.

  Income Taxes

        The Company has recorded a full valuation allowance for the nine months ended September 30, 2003 on its net deferred tax assets as the realization of such assets in future periods is uncertain as a result of the bankruptcy filing. The tax benefit recognized for the nine months ended September 30, 2003 represents the elimination of net deferred tax liabilities existing at December 31, 2002.

  New Accounting Standards

        The Company adopted SFAS No. 143, "Accounting for Asset Retirement Obligations" effective January 1, 2003. SFAS No. 143 requires entities to record the fair value of a liability for an asset retirement obligation in the period in which it is incurred. When the liability is initially recorded, the entity capitalizes the cost by increasing the carrying amount of the related long-lived asset. Over time, the liability is accreted to its present value each period and the capitalized cost is depreciated over the useful life of the related asset. Upon settlement of the liability, the entity either settles the obligation for the amount recorded or incurs a gain or loss. The adoption of SFAS No. 143 did not have a material impact on the results of operations or financial position of the Company.

        The Company adopted SFAS No. 145, Rescission of FASB Statements No. 4, 44 and 64, Amendment of FASB Statement No. 13, and Technical Corrections effective January 1, 2002. SFAS No. 145 amends existing guidance to eliminate the requirement that gains and losses on early extinguishment of debt must be classified as extraordinary items and permits such classification only if the debt extinguishment meets the criteria for classification as an extraordinary item under APB Opinion No. 30, Reporting the Results of Operations—Reporting the Effects of Disposal of a Segment of a Business, and Extraordinary, Unusual and Infrequently Occurring Events and Transactions. SFAS No. 145 also amends SFAS No. 13 to require sale-leaseback accounting for certain lease modifications that have economic effects similar to sale-leaseback transactions. The adoption of SFAS No. 145 did not have a material impact on the results of operations or financial position of the Company for the nine months ended September 30, 2003.

        The Company adopted SFAS No. 146, Accounting for Costs Associated with Exit or Disposal Activities effective January 1, 2003. SFAS No. 146 addresses financial accounting and reporting for costs associated with exit or disposal activities and nullifies Emerging Issues Task Force (EITF) Issue 94-3, Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity. The provisions of this Statement are effective for exit or disposal activities that are initiated after December 31, 2002. The restructuring costs incurred during the nine months ended September 30, 2003 have been accounted for in accordance with SFAS No. 146.

        In May 2003, the FASB issued SFAS No. 150, Accounting for Certain Financial Instruments with Characteristics of Both Liabilities and Equity. SFAS No. 150 established standards for how an issuer classifies and measures certain financial instruments with characteristics of both liabilities and equity, and imposes certain additional disclosure requirements. The provisions of SFAS No. 150 are generally effective for all financial instruments entered into or modified after May 31, 2003, and otherwise is effective at the beginning of the first interim period beginning after June 15, 2003. The adoption of SFAS No. 150 did not have a significant effect on the Company's consolidated financial statements.

        The Company adopted FASB Interpretation No. 45, Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness to Others, an interpretation of FASB Statements No. 5, 57 and 107 and a rescission of FASB Interpretation No. 34 effective January 1, 2003. This Interpretation elaborates on the disclosures to be made by a guarantor in its interim and annual financial statements about its obligations under guarantees issued. The Interpretation also clarifies that a guarantor is required to recognize, at inception of a guarantee, a liability for the fair value of the obligation undertaken. The initial recognition and measurement provisions of the Interpretation are applicable to guarantees issued or modified after December 31, 2002. Implementation of Interpretation No. 45 did not have a material effect on the Company's financial statements.

        In January 2003, the Financial Accounting Standards Board ("FASB") issued Interpretation No. 46, "Consolidation of Variable Interest Entities." Interpretation No. 46 requires consolidation of a variable interest entity if a company's variable interest absorbs a majority of the entity's losses or receives a majority of the entity's expected residual returns, or both. Implementation of Interpretation No. 46 did not have any impact on the Company's consolidated financial statements.

2. Chapter 11 Filing and Proceedings

        On March 3, 2003, the Company and certain of its U.S. subsidiaries (collectively, the "Debtors") filed voluntary petitions for relief under Chapter 11 of the United States Bankruptcy Code and continued to manage their properties and operate their businesses as "debtors-in-possession" under the jurisdiction of the Bankruptcy Court and in accordance with the applicable provisions of the Bankruptcy Code. The Company's United Kingdom and Mexican operations were not included in the Chapter 11 filings.

        The Company decided to file a reorganization proceeding because it had been experiencing continued liquidity shortfalls, which hampered its ability to meet interest and principal obligations on its long-term debt indebtedness. These shortfalls were primarily a result of both the overall global economic downturn and specific industry conditions, including reduced demand levels in the magnet wire and communications sectors caused by, among other things, substantial spending reductions by the regional Bell operating companies ("RBOCs") and independent telephone operating companies.

        Under the Bankruptcy Code, actions to collect pre-petition indebtedness, as well as most other pending litigation, are stayed and certain contractual provisions may not be enforced against the Company. Absent an order of the Bankruptcy Court, substantially all pre-petition liabilities are subject to settlement under a plan of reorganization to be voted upon by certain classes of the Company's creditors and approved by the Bankruptcy Court.

        In connection with the Chapter 11 filings, motions necessary for the Company to conduct normal business activities were filed with and approved by the Bankruptcy Court on March 4, 2003, including

(i) interim approval of $95 million of a $100 million debtor-in-possession credit facility (the "DIP Credit Facility") for working capital needs and other general corporate purposes, (ii) authorization to pay up to $18.3 million of pre-petition liabilities related to certain essential trade creditors, (iii) authorization to pay most pre-petition payroll and employee related obligations and (iv) authorization to pay certain pre-petition shipping and import/export related obligations. On May 16, 2003, the Bankruptcy Court gave final approval to the entire $100 million DIP Credit Facility.

        As part of the Chapter 11 proceedings, the Company filed its original Joint Plan of Reorganization and related disclosure statement on July 30, 2003. On August 28, 2003, the Company filed an amended Joint Plan of Reorganization and disclosure statement. As further modified, the amended plan, which was the product of extensive discussion with certain of the largest holders of the Company's senior secured debt and others, was confirmed by order of the Bankruptcy Court on October 22, 2003 and became effective on November 10, 2003.

        In accordance with the plan of reorganization, on November 10, 2003, the effective date of the plan, SEI acquired the business formerly conducted by Superior TeleCom and its subsidiaries, and Superior TeleCom and certain of its dormant subsidiaries were deemed dissolved and ceased to have continuing corporate existences, subject only to obligations under the plan of reorganization to satisfy allowed claims. Except as otherwise provided in the plan of reorganization, SEI's new bank credit facility (see Note 8) or any agreement, instrument or indenture relating thereto, on and after the effective date of the plan, all property of Superior TeleCom and its subsidiaries vested in SEI, free and clear of all liens, claims, charges or other encumbrances. On and after the effective date of the plan of reorganization, SEI began operating its business without supervision or approval by the Bankruptcy Court.

        The plan of reorganization provided for the following to occur as of the effective date of the plan (or as soon thereafter as practicable):

  •
  the distribution to Superior TeleCom's senior secured debt holders or their transferees of (1) 16,500,000 shares of common stock of SEI, representing 100% of the outstanding common stock of SEI, (2) 5,000,000 shares of series A non-convertible preferred stock of Superior Essex Holding Corp. ("SEHC"), SEI's direct subsidiary, referred to herein as the series A preferred stock, and (3) $145 million principal amount of senior notes jointly issued by Superior Essex Communications LLC ("SEC-LLC"), SEHC's direct subsidiary, and Essex Group, Inc. ("EGI"), SEHC's indirect subsidiary, having a five-year term, referred to herein as the senior notes;

  •
  the distribution to holders of Superior TeleCom's senior subordinated notes of warrants to purchase, until May 10, 2006, up to 868,421 shares of common stock of SEI at a price of $25.00 per share;

  •
  the payment of $3 million in cash to holders of general unsecured claims against Superior TeleCom;

  •
  the consummation of a new $120 million senior secured revolving credit facility to (1) fund repayment of the DIP Credit Facility (see Note 8) and certain expenses relating to the plan of reorganization, (2) provide for working capital needs, (3) fund debt service on the senior notes of SEC-LLC and EGI and SEHC's series A preferred stock and (4) provide for the issuance of letters of credit in connection with the operation of SEI's business;

  •
  the cancellation of all pre-bankruptcy senior secured debt of Superior TeleCom;

  •
  the cancellation of all pre-bankruptcy senior subordinated notes of Superior TeleCom;

  •
  the cancellation of all 8 1/2% convertible subordinated debentures of Superior TeleCom, which had previously been distributed to holders of the 8 1/2% trust convertible preferred securities of Superior Trust I in liquidation of that trust;

  •
  the cancellation of all equity and debt interests held in Superior TeleCom by The Alpine Group, Inc., Superior TeleCom's former principal stockholder;

  •
  the cancellation of all outstanding shares of common stock of Superior TeleCom, as well as all options, warrants and related rights to purchase or otherwise receive shares of such common stock;

  •
  the ability to issue stock options and/or restricted stock for up to 1.8 million shares of common stock of SEI under SEI's Stock Incentive Plan, with the allocation of awards to be effected by SEI's board of directors following the effective date of the plan of reorganization; and

  •
  the implementation of equity awards to the independent directors of SEI as part of SEI's Stock Incentive Plan.

3. Inventories, net

        At September 30, 2003 the components of inventories were as follows (in thousands):

September 30, 2003
Raw materials	$8,434
Work in process	19,144
Finished goods	91,555

119,133
LIFO reserve	(3,905)

$115,228

        Inventories valued using the LIFO method amounted to $63.6 million at September 30, 2003.

4. Comprehensive loss

        The components of comprehensive loss for the nine months ended September 30, 2003 and 2002 were as follows:

	Nine Months Ended September 30,
	2003	2002
	(in thousands)
Net loss	$(53,851)	$(565,855)
Foreign currency translation adjustment	(530)	(271)
Change in unrealized gains (losses) on derivatives, net	2,250	(2,671)
Additional minimum pension liability	1,712	—
Other	(24)	—

Comprehensive loss	$(50,443)	$(568,797)

        The components of accumulated other comprehensive deficit at September 30, 2003 were as follows (in thousands):

September 30, 2003
Foreign currency translation adjustment	$(3,862)
Additional minimum pension liability	(7,326)
Unrealized gain on derivatives	1,569
Other	(24)

$(9,643)

5. Liabilities subject to compromise

        Under bankruptcy law, actions by creditors to collect indebtedness incurred prior to the date of the Chapter 11 filing are stayed and certain other contractual obligations may not be enforced against the Debtors. The Company received permission from the Bankruptcy Court to pay certain pre-petition liabilities including employee salaries, wages and benefits and obligations related to shipping charges and certain essential trade creditors. Substantially all other unpaid pre-petition liabilities have been classified as liabilities subject to compromise in the September 30, 2003 consolidated balance sheet. Liabilities subject to compromise at September 30, 2003 were as follows (in thousands):

September 30, 2003
Senior credit facility	$828,952
Senior subordinated notes	221,755
Convertible Debentures	166,612
Other borrowings	8,792
Accounts payable	13,096
Accrued interest and fees	46,498
Other liabilities	52,912

$1,338,617

6. Reorganization items

        Reorganization items represent amounts incurred by the Company as a result of the Chapter 11 filings and are summarized as follows for the nine months ended September 30, 2003 (in thousands):

Nine Months Ended September 30, 2003
Professional fees	$11,200
Adjustments to pre-petition liabilities	27,006
Write off of deferred debt issue costs	3,452
Settlement of pre-petition liabilities	(5,187)
Employee retention and severance	3,835

$40,306

        Adjustments to pre-petition liabilities represent amounts to adjust the carrying value of the Trust Convertible Preferred Securities (which were exchanged for Convertible Debentures as a result of the liquidation of the Trust on or about April 30, 2003) to the estimated amount of the allowed claim including accrued and unpaid distributions.

7. Restructuring and other charges

        During the nine months ended September 30, 2002, the Company recorded restructuring and other charges of $32.8 million. These charges included $26.8 million, $4.2 million, $0.9 million and $0.9 million, respectively, related to (i) the closure of its communications segment's Elizabethtown, Kentucky and Winnipeg, Canada manufacturing facilities, (ii) the closure of its magnet wire segment's Rockford, Illinois manufacturing facility; (iii) the shutdown of its Electrical Group Canadian operations and (iv) operational restructuring activities at Superior Israel. These actions were taken to more closely align the productive capacity with market demand levels and to reduce overall manufacturing costs. The $32.8 million charge included an $18.3 million write-down of idled property, plant and equipment, $9.0 million of employee separation costs (422 personnel) and $5.5 million of other facility related closure costs. The Company incurred an additional $1.8 million of restructuring and other charges in the first nine months of 2003 primarily related to ongoing closure activities and subsequent sale of the Elizabethtown and Winnipeg facilities offset by foreign currency transaction gains of $1.5 million related to the Company's Canadian subsidiary. The Company sold its Elizabethtown plant in April 2003 for $3.1 million which approximated the carrying value of the property. Additionally, the Company sold its Winnipeg facility in June 2003 for $1.8 million which approximated the carrying value of the property. Restructuring and other charges for the nine months ended September 30, 2003 also includes pre-petition professional fees of $3.6 million incurred in connection with preparation for the Company's Chapter 11 filings, $2.3 million of asset impairments resulting from closure of one of the Company's continuous casting lines and $0.8 million of asset impairments resulting from the write-off of abandoned equipment.

8. Debt and Redeemable Preferred Stock

        At September 30, 2003 short-term borrowings consist of the following (in thousands):

September 30, 2003
Short-term borrowings:
Debtor-in-possession credit facility	$34,050
Other	157

$34,207

        As discussed in Note 2, on March 3, 2003, the Company and certain of its U.S. subsidiaries filed voluntary petitions for relief under Chapter 11 of the Bankruptcy Code and continued to manage their properties and operate their businesses as "debtors-in-possession" under the jurisdiction of the Bankruptcy Court and in accordance with the applicable provisions of the Bankruptcy Code. Superior's principal pre-petition debt agreements included a senior secured credit facility comprised of a revolving credit facility along with a term loan A and a term loan B, all of which were governed by an Amended and Restated Credit Agreement (the "Pre-Petition Credit Agreement"), and outstanding Senior Subordinated Notes. As a result of the Chapter 11 filings, all of Superior's pre-petition debt has been classified as liabilities subject to compromise at September 30, 2003 and effective March 3, 2003 the Company ceased accruing interest on all pre-petition debt in accordance with SOP 90-7. As discussed in Note 2, all amounts outstanding under the Pre-Petition Credit Agreement and the Senior Subordinated Notes were cancelled on November 10, 2003 in accordance with the terms of the plan of reorganization.

        In connection with its filings for relief under Chapter 11 of the Bankruptcy Code, Superior received bankruptcy court approval of its $100 million (with a sub-limit of $15 million in letters of credit) DIP Credit Facility in order to refinance Superior's then outstanding accounts receivable securitization facility and to provide liquidity during the reorganization process. The DIP Credit Facility also provided for adequate protection payments to certain pre-petition lenders in an amount representing Superior's 2002 income tax refunds received in 2003 and monthly payments commencing April 1, 2003 in an amount not to exceed $1.5 million per month. The monthly adequate protection payments were payable only if the Company met certain EBITDA thresholds and maintained certain borrowing/liquidity levels. The Company paid monthly adequate protection payments of $1.0 million on April 1, May 1, June 1, and November 1, 2003. The adequate protection payments reduced the amount of the pre-petition lenders' allowed claim with respect to pre-petition indebtedness. Additionally, the Company received income tax refunds of approximately $58.1 in May 2003 and, as contemplated by an existing Bankruptcy Court order, applied this amount to the reduction of pre-petition indebtedness.

        Borrowings under the DIP Credit Facility bore interest at the prime rate plus 2.5% or, at Superior's option, at the LIBOR rate plus 3.5%. The DIP Credit Facility provided for a maximum committed amount of $100 million with borrowing availability determined by reference to a borrowing base tied to eligible accounts receivable and inventory levels. Superior was obligated to pay an unused commitment fee of 1% per annum on the unused amount of the maximum committed amount and a fee of 3.5% per annum on the outstanding face amount of outstanding letters of credit. The DIP Credit Facility was fully repaid on the effective date of the plan of reorganization.

        As described in Note 2 above, as of the effective date of the plan of reorganization, $145 million principal amount of senior notes of SEC-LLC and EGI, and 5 million shares of series A preferred stock, par value $1 per share, of SEHC, were issued to creditors of Superior.

        The senior notes issued jointly by SEC-LLC and EGI bear interest at a rate of 9.5% payable semi-annually in cash. However, with respect to the first two interest payments, if SEI and its subsidiaries do not meet certain EBITDA thresholds (as set forth in the senior note indenture), SEI, at its option, may make those interest payments as follows: (i) cash interest at a rate of 4.75% and (ii) payment-in-kind, or PIK, interest notes (of the same tenor as the senior notes, including the same maturity date), at the rate of 5.25%. Upon exercise of this option, SEC-LLC and EGI will become obligated to pay the holders of the senior notes a cash fee in the amount of $362,500 on the next succeeding interest payment date on which cash interest is paid. The senior notes provide that all interest payments on the senior notes following the first two payments will be paid in cash. The senior notes mature on November 10, 2008. The obligations under the senior notes are guaranteed by SEI, SEHC and all of the direct and indirect domestic subsidiaries of SEC-LLC and Essex International Inc., the immediate parent company of EGI, and secured by second priority liens on substantially all of the assets of SEI. The senior notes also contain covenants that, among other things, limit SEI's and its subsidiaries' ability to (i) pay dividends, redeem capital stock or make certain other restricted payments, (ii) sell assets without offering to retire indebtedness with the net proceeds of such sale and (iii) engage in transactions with affiliates.

        Holders of the series A preferred stock issued by SEHC are entitled to receive cumulative cash dividends at a rate of 9.5% per annum per share, payable semi-annually. However, if, on any dividend payment date during the first year of issuance, SEC-LLC and EGI issue PIK notes in lieu of cash interest on the senior notes in accordance with the terms thereof, then SEHC will issue PIK dividends in lieu of cash dividends on the series A preferred stock. The series A preferred stock ranks junior to all other classes of preferred stock of SEHC. The series A preferred stock is mandatorily redeemable on November 10, 2013 at par value plus accrued and unpaid dividends. The series A preferred stock contains certain other mandatory and optional redemption provisions, but is not entitled to any voting rights unless otherwise required by applicable law. In accordance with SFAS No. 150, the series A preferred stock will be classified as long-term debt and related dividends will be recorded as interest expense.

        On the effective date of the plan of reorganization, SEI also entered into a new $120 million senior secured revolving credit facility with a $25 million sublimit for letters of credit. Interest will accrue on outstanding borrowings at an annual rate equal to, at SEI's option, LIBOR or a base rate, plus, in each case, an applicable margin ranging from 1.75% to 2.75% for LIBOR loans and 0.25% to 1.25% for base rate loans. The initial margin is 2.25% for LIBOR loans and 0.75% for base rate loans. Obligations under the new senior credit facility are secured by substantially all of SEI's tangible and intangible assets. Availability under the senior credit facility is subject to a borrowing base equal to the lesser of (1) $120 million less outstanding letters of credit and (2) a specified percentage of eligible accounts receivable and inventory less specified reserves. SEI is obligated to pay an unused commitment fee of 0.5% per annum on the unused amount of the maximum committed amount and a fee of 0.125% per annum on the outstanding face amount of outstanding letters of credit. A total of $42.8 million was drawn under this facility on the effective date of the plan of reorganization to repay the DIP Credit Facility and certain closing costs. The senior credit facility matures in November 2007.

9. Loss per share

        The computation of basic and diluted loss per share for the nine months ended September 30, 2003 and 2002 is as follows:

	Nine Months Ended September 30,
	2003			2002
	Net Loss	Shares	Per Share Amount	Net Loss	Shares	Per Share Amount
	(in thousands, except per share amounts)
Basic and diluted loss per common share before cumulative effect of accounting change for goodwill impairment	$(53,851)	21,804	$(2.47)	$(141,352)	21,255	$(6.65)
Cumulative effect of accounting change for goodwill impairment	—	—	—	(424,503)	21,255	(19.97)

Basic and diluted loss per common share	$(53,851)	21,804	$(2.47)	$(565,855)	21,255	$(26.62)

        The Company has excluded the assumed conversion of the Trust Convertible Preferred Securities (which were exchanged for Convertible Debentures as a result of liquidation of the Trust on or about April 30, 2003) from the loss per share calculation for the nine months ended September 30, 2003 and 2002 as the impact would be anti-dilutive. Stock options outstanding with respect to 4.2 million and 5.3 million shares of common stock at September 30, 2003 and 2002, respectively, have not been included in the computation of diluted earnings per share because to do so would be anti-dilutive for all periods presented. As discussed in Note 2, on November 10, 2003 all outstanding options were cancelled pursuant to the plan of reorganization.

10. Employee retention plans

        Following the Petition Date, in an effort to retain key personnel critical to a successful reorganization, the Company filed a motion seeking approval of the implementation of a key employee retention plan and related programs. The Court approved the following programs: (1) Key Employee Retention Plan (the "KERP"), (2) Cash Incentive Bonus Pool Plan (the "CIBP"), (3) Change in Control Severance Pay Plan (the "CIC Plan"), and (4) Severance Pay Plan (the "Severance Plan").

  KERP

        The KERP provides 26 participants with the right to receive a stay bonus based on a specified percentage of the participant's base salary. Payments will generally be made in three installments: the first installment equal to 25% of the stay bonus was made on May 1, 2003, the second installment equal to 37.5% of the stay bonus was made on September 4, 2003, and the final installment equal to 37.5% of the stay bonus will be made on the six month anniversary of the effective date of the plan of reorganization. Certain participants may also be entitled to an incentive bonus, generally payable in a single installment following the effective date of the plan of reorganization, based upon a specified percentage of the participant's base salary and the achievement of specified "liquidity" targets. Certain employees may also be entitled to receive a discretionary bonus. The maximum potential cost of the KERP is $3.20 million comprised of $2.6 million of stay bonus, $0.3 million of liquidity bonus and $0.25 million discretionary bonus.

  CIBP

        The CIBP provides 125 employees not participating in the KERP with the right to receive an annual incentive bonus, generally payable in a single installment on or about January 1, 2004, based on a specified percentage of the participant's base salary. Continued employment through January 1, 2004 is the only condition to receive the bonus. The effective date of the CIBP is April 10, 2003. The maximum potential cost of the CIBP is $2.4 million.

  Severance Plan

        The Severance Plan provides approximately 1,000 employees with the right to receive a severance benefit based on a specified percentage of the participant's base salary in the event that the participant's employment is terminated by the Company without "cause." The maximum potential cost of severance benefits under the plan is limited to $11.1 million. Benefits payable to certain participants may be offset by a specified portion of any benefits received under the KERP. The severance plan may be terminated by the Company at any time following the one year anniversary of the effective date of the plan of reorganization.

  CIC Plan

        The CIC Plan provides seven employees with the right to receive a severance benefit, in lieu of any severance benefits otherwise payable under the Severance Plan, based on a specified percentage of the participant's base salary and target performance bonus in the event that the participant's employment is terminated by the Company without "cause" or by the participant for "good reason" during the period commencing on a "change in control" (which does not include confirmation of the plan of reorganization) and ending on the first anniversary thereof. Participants may also be entitled to additional payments if the participant becomes entitled to payments and/or benefits which would constitute "excess parachute payments" under the Internal Revenue Code. The maximum potential cost of severance benefits under the CIC Plan is $4.34 million.

        The Company has expensed $5.5 million related to the plans described above during the nine months ended September 30, 2003.

11. Business segments

        The Company's reportable segments are strategic businesses that offer different products and services to different customers. These segments are Communications, the Magnet Wire (formerly known as OEM), Copper Rod, and prior to December 11, 2002, Electrical. The Communications segment includes (i) copper and fiber optic outside plant wire and cable for voice and data transmission in telecommunications networks, (ii) copper and fiber optic datacom or premise wire and cable for use within homes and offices for local area networks, Internet connectivity and other applications, and (iii) prior to December 11, 2002, all of Superior Israel's and DNE's products. The Magnet Wire segment includes magnet wire and related products. The Copper Rod segment includes sales of copper rod produced by the Company's continuous casting units to external customers. Prior to 2003, substantially all copper rod produced by the Company was used in its manufacturing operations. Due to available capacity resulting from the Electrical Sale and reduced production volumes in both the Communications and Magnet Wire segments, in 2003 the Company began to actively offer copper rod for sale to external parties, including Essex Electric. Copper rod produced for internal processing is recorded by the consuming segment at cost as a component of cost of goods sold. The Electrical segment included building and industrial wire and cable. As discussed in Note 1, the Company sold DNE, substantially all of its investment in Superior Israel and the operations comprising its Electrical segment to Alpine on December 11, 2002.

        The Company evaluates segment performance based on a number of factors, with operating income being the most critical.

        Financial information for each of the Company's reportable segments is presented below. Corporate and other items shown below are provided to reconcile to the Company's consolidated statements of operations and balance sheets.

	Nine Months Ended September 30,
	2003	2002
	(in thousands)
Net sales:
Communications	$258,909	$393,593 (1)
Magnet Wire	360,885	382,258
Copper Rod	126,184	—
Electrical	—	360,910

	$745,978	$1,136,761

Operating income (loss):
Communications	$14,595	$22,492 (2)
Magnet Wire	20,334	31,703
Copper Rod	(3,642)	—
Electrical	—	(6,976)
Corporate and other	(9,583)	(18,075)
Restructuring and other charges	(6,971)	(32,756)
Impairment charges	—	(114,497)

	$14,733	$(118,109)

(1)
Includes $111.3 million for the nine months ended September 30, 2002 of sales for DNE and Superior Israel prior to the sale of these operations in December 2002.

(2)
Includes $5.1 million for the nine months ended September 30, 2002 of operating income for DNE and Superior Israel prior to the sale of these operations in December 2002.

12. Debtor financial information

        Summarized financial information as of September 30, 2003 and for the nine-month period then ended with respect to the Debtors included in the Chapter 11 filings is as follows (in thousands):

September 30, 2003
Balance Sheet Information:
ASSETS
Current assets:
Cash and cash equivalents	$10,661
Accounts receivable	96,767
Inventories, net	112,102
Other current assets	14,264

Total current assets	233,794
Property, plant and equipment, net	226,709
Investment in and advances to affiliates	36,199
Other assets	28,898

Total assets	$525,600

LIABILITIES AND STOCKHOLDERS' DEFICIT
Current liabilities:
Short-term borrowings	$34,050
Accounts payable and accrued expenses	60,200

Total current liabilities	94,250
Other long-term liabilities	26,350

Total liabilities not subject to compromise	120,600
Liabilities subject to compromise	1,338,617
Stockholders' deficit:	(933,617)

Total liabilities and stockholders' deficit	$525,600

Nine Months Ended September 30, 2003
Statement of Operations Information:
Net sales	$712,404
Cost of goods sold	627,799

Gross profit	84,605
Selling, general and administrative expenses	61,179
Restructuring and other charges	7,366

Operating income	16,060
Interest expense (contractual interest of $112,407)	(27,809)
Other income (expense), net	(249)

Income (loss) before reorganization items, income taxes and equity in loss of non-Debtor entities	(11,998)
Reorganization items	(40,306)
Income tax (expense) benefit	2,324

Loss before equity in loss of non-Debtor entities	(49,980)
Equity in loss of non-Debtor entities	(3,871)

Net income (loss)	$(53,851)

13. Quarterly Financial Information

        The Company's quarterly results of operations for 2003 are as follows:

	2003 Quarter Ended
	March 31	June 30	September 30
	(in thousands, except per share data)
Net sales	$249,538	$248,780	$247,660
Gross profit	26,089	30,012	28,010
Restructuring and other charges	4,166	669	2,136
Operating income	1,176	8,389	5,168
Reorganization items	(34,768)	1,800	(7,338)
Net income (loss)	$(56,001)	$6,557	$(4,407)

Net income (loss) per basic share of common stock	$(2.58)	$0.30	$(0.20)

Net income (loss) per diluted share of common stock	$(2.58)	$0.30	$(0.20)

Report of Independent Public Accountants

        The following report is a copy of a report previously issued by Arthur Andersen LLP and it has not been reissued by Arthur Andersen LLP.

To Superior TeleCom Inc.:

        We have audited in accordance with auditing standards generally accepted in the United States, the financial statements of Superior TeleCom Inc. and subsidiaries included in this annual report on Form 10-K and have issued our report thereon dated February 18, 2002 (except with respect to the matters discussed in Notes 1, 6, 7 and 20, as to which the date is March 28, 2002). Our audits were made for the purpose of forming an opinion on the basic financial statements taken as a whole. The Schedule II listed in the index to financial statements is the responsibility of the Company's management and is presented for purposes of complying with the Securities and Exchange Commission's rules and is not part of the basic financial statements. This schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, fairly states in all material respects the financial data required to be set forth therein in relation to the basic financial statements taken as a whole.

/s/ Arthur Andersen LLP
Atlanta, Georgia
February 18, 2002

SUPERIOR TELECOM INC. AND SUBSIDIARIES

SCHEDULE II—VALUATION AND QUALIFYING ACCOUNTS

Years Ended December 31, 2002, 2001 and 2000 (in thousands)

	Additions
Description	Balance at Beginning of Period	Charged to Costs and Expenses	Charged to Other Accounts		Deductions		Balance at End of Period
2002:
Allowance for restructuring activities	$608	$9,852	$—		$(7,246)	(a)	$3,214
Allowance for doubtful accounts	8,391	1,020	—		(1,735)	(e)	7,676
2001:
Allowance for restructuring activities	2,326	194	—		(1,912	)(a)	608
Allowance for doubtful accounts	4,998	2,820	1,658	(d)	(1,085	)(b)	8,391
2000:
Allowance for restructuring activities	14,326	2,085	—		(14,085	)(a)	2,326
Allowance for doubtful accounts	3,193	2,490	—		(685	)(b)	4,998

(a)
Payments for restructuring liabilities

(b)
Write-offs net of recoveries

(c)
Accrued as a component of acquisition purchase price

(d)
Reclassified from other accounts

(e)	Write-offs net of recoveries	$(1,278)
	Effect of Electrical Sale	(457)

		$(1,735)

SIGNATURES

         Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.

SUPERIOR ESSEX INC.
By:	/s/ DAVID S. ALDRIDGE Name: David S. Aldridge Title: Chief Financial Officer

Date: December 16, 2003

EXHIBIT INDEX

Exhibit Number	Description
2(a)	Disclosure Statement with respect to First Amended Joint Plan of Reorganization of Superior TeleCom Inc. and its affiliated debtors and debtors-in-possession (including the Amended Joint Plan of Reorganization attached as Exhibit A thereto).
3(a)	Amended and Restated Certificate of Incorporation of Superior Essex Inc.
3(b)	Restated By-Laws of Superior Essex Inc.
4(a)
Indenture, dated as of November 10, 2003, among Superior Essex Communications LLC and Essex Group, Inc., as Co-issuers, Superior Essex Inc., Superior Essex Holding Corp., Essex International Inc., the other Guarantors named therein and The Bank of New York, as trustee, including the form of 9.5% Second Priority Secured Note due 2008 attached as Exhibit A thereto.
4(b)	Certificate of Designation of Series A Preferred Stock of Superior Essex Holding Corp.
10(a)
Credit Agreement, dated November 10, 2003, by and among Superior Essex Communications LLC, as a borrower, Essex Group, Inc., as a borrower, the financial institutions party thereto, as lenders, Fleet Capital Corporation, as collateral and administrative agent for the lenders, General Electric Capital Corporation, as syndication agent, Fleet Securities, Inc. and GECC Capital Markets Group, Inc., as co-lead arrangers.
10(b)
Registration Rights Agreement, dated as of November 10, 2003, by and among Superior Essex Inc., the holders of Registrable Common Stock (as defined therein) and the holders of the Warrants (as defined therein) and such other Persons who may become a party thereto pursuant to Section 16 or 19(i) thereof.
10(c)
Registration Rights Agreement, dated as of November 10, 2003, by and among Superior Essex Communications LLC, Essex Group, Inc., the Guarantors party to such agreement, the holders of Registrable Notes (as defined therein) listed on Schedule A thereto and such other Persons who may become a party thereto pursuant to Section 15 thereof.
10(d)	Warrant Agreement, dated as of November 10, 2003, between Superior Essex Inc. and American Stock Transfer & Trust Company, as warrant agent.
10(e)	Superior Essex Inc. 2003 Stock Incentive Plan.
10(f)	Employment Agreement, dated November 10, 2003, between SEI and Stephen M. Carter.
10(g)	Letter Agreement, dated November 10, 2003, between SEI and David S. Aldridge.
10(h)	Letter Agreement, dated November 10, 2003, between SEI and Justin F. Deedy, Jr.
10(i)	Letter Agreement, dated November 10, 2003, between SEI and H. Patrick Jack.
10(j)	Separation Agreement, dated November 5, 2003, between SEI and Stephen C. Knup.
10(k)	Severance Pay Plan
10(l)	Change in Control Severance Pay Plan
10(m)	Key Employee Retention Plan
10(n)
Lease Agreement, dated as of December 16, 1993, by and between ALP (TX) QRS 11-28, Inc. and Superior TeleTec Transmission Products, Inc. (incorporated herein by reference to Exhibit (i) to the Quarterly Report on Form 10-Q of The Alpine Group, Inc. for the quarter ended January 31, 1994).

10(o)
First Amendment to Lease Agreement, dated as of May 10, 1995, by and between ALP (TX) QRS 11-28, Inc. and Superior TeleTec Inc. (incorporated herein by reference to Exhibit 10(o) to the Annual Report on Form 10-K of The Alpine Group, Inc. for the year ended April 30, 1995 (the "1995 Alpine 10-K")).
10(p)
Second Amendment to Lease Agreement, dated as of July 21, 1995, by and between ALP (TX) QRS 11-28, Inc. and Superior Telecommunications Inc. (incorporated herein by reference to Exhibit 10(x) to the 1995 Alpine 10-K).
10(q)
Third Amendment to Lease Agreement, dated as of October 2, 1996, by and between ALP (TX) QRS 11-28, Inc. and Superior Telecommunications Inc. (incorporated herein by reference to Exhibit 10.8 to the Registration Statement on Form S-1 (Registration No. 333-09933) of Superior TeleCom Inc., as filed with the Securities and Exchange Commission on August 9, 1996, as amended (the "Superior TeleCom S-1")).
10(r)
First Amendment to Guaranty and Surety Agreement, dated as of October 2, 1996, among Superior TeleCom Inc., The Alpine Group, Inc. and ALP (TX) QRS 11-28, Inc. (incorporated herein by reference to Exhibit 10.12 to the Superior TeleCom S-1).
10(s)
Fourth Amendment to Lease Agreement, dated as of November 27, 1998, between ALP (TX) QRS 11-28, Inc. and Superior Telecommunications Inc. (incorporated herein by reference to Exhibit 10(x) to the Annual Report on Form 10-K of Superior TeleCom Inc. for the year ended December 31, 1999 (the "1999 Superior TeleCom 10-K")).
10(t)
Second Amendment to Guaranty and Suretyship Agreement, dated as of November 27, 1998, among ALP (TX) QRS 11-28, Inc., Superior TeleCom Inc. and The Alpine Group, Inc. (incorporated herein by reference to Exhibit 10(y) to the 1999 Superior TeleCom 10-K).
10(u)
Fifth Amendment to Lease Agreement and Waiver, dated as of December 27, 2001, between ALP (TX) QRS 11-28, Inc. and Superior Telecommunications Inc. (incorporated herein by reference to Exhibit 10(yy) to the Annual Report on Form 10-K of Superior TeleCom Inc. for the year ended December 31, 2001).
10(v)
Consent, Amendment and Waiver to Lease Agreement, dated as of December 11, 2002, between ST (TX) LP and Superior Telecommunications Inc. (incorporated herein by reference to Exhibit 10(eee) to the Annual Report on Form 10-K of Superior TeleCom Inc. for the year ended December 31, 2002).
21	List of Subsidiaries.

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TABLE OF CONTENTS
Pro Forma Balance Sheet (in thousands)
Pro Forma Statements of Operations (in thousands, except per share information)
Directors
Executive Officers
Superior Essex Inc.
Superior TeleCom
INDEPENDENT AUDITORS' REPORT
SUPERIOR ESSEX INC. BALANCE SHEET As of September 30, 2003
SUPERIOR ESSEX INC. NOTES TO BALANCE SHEET As of September 30, 2003
SUPERIOR ESSEX INC. NOTES TO BALANCE SHEET (Continued) As of September 19, 2003 (Date of Incorporation)
INDEPENDENT AUDITORS' REPORT
SUPERIOR TELECOM INC. AND SUBSIDIARIES CONSOLIDATED BALANCE SHEETS (in thousands, except share data)
SUPERIOR TELECOM INC. AND SUBSIDIARIES CONSOLIDATED STATEMENTS OF OPERATIONS (in thousands, except per share data)
SUPERIOR TELECOM INC. AND SUBSIDIARIES CONSOLIDATED STATEMENTS OF STOCKHOLDERS' (DEFICIT) EQUITY (in thousands, except share data)
SUPERIOR TELECOM INC. AND SUBSIDIARIES CONSOLIDATED STATEMENTS OF CASH FLOWS
SUPERIOR TELECOM INC. AND SUBSIDIARIES NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
SUPERIOR TELECOM INC. AND SUBSIDIARIES (DEBTOR-IN-POSSESSION) CONSOLIDATED BALANCE SHEETS (in thousands, except share data) (unaudited)
SUPERIOR TELECOM INC. AND SUBSIDIARIES (DEBTOR-IN-POSSESSION) CONSOLIDATED STATEMENTS OF OPERATIONS (in thousands, except per share data) (unaudited)
SUPERIOR TELECOM INC. AND SUBSIDIARIES (DEBTOR-IN-POSSESSION) CONSOLIDATED STATEMENT OF STOCKHOLDERS' DEFICIT (in thousands, except share data) (unaudited)
SUPERIOR TELECOM INC. AND SUBSIDIARIES (DEBTOR-IN-POSSESSION) CONSOLIDATED STATEMENTS OF CASH FLOWS (in thousands) (unaudited)
SUPERIOR TELECOM INC. AND SUBSIDIARIES (DEBTOR-IN-POSSESSION) NOTES TO CONSOLIDATED FINANCIAL STATEMENTS SEPTEMBER 30, 2003 (unaudited)
Report of Independent Public Accountants
SUPERIOR TELECOM INC. AND SUBSIDIARIES SCHEDULE II—VALUATION AND QUALIFYING ACCOUNTS Years Ended December 31, 2002, 2001 and 2000 (in thousands)
SIGNATURES
EXHIBIT INDEX